UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Audit Report of KB Financial Group Inc. for Fiscal Year 2011

On March 15, 2012, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2011 based on the Korean equivalent of International Financial Reporting Standards (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2011 and 2010 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report for FY 2011.

Exhibit 99.2: An English-language translation of the Separate Audit Report for FY 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 15, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2011 and 2010, and January 1, 2010

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (collectively the “Group”) as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, expressed in Korean won. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010, and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

Samil PricewaterhouseCoopers, LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu,

Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600), www.samil.com

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2012

This report is effective as of March 12, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2011 and 2010, and January 1, 2010

(in millions of Korean won)	Notes	December 31, 2011		December 31, 2010		January 1, 2010
Assets
Cash and due from financial institutions	4,6,7,38	~~W~~	9,178,125	~~W~~	6,829,828	~~W~~	9,102,630
Financial assets at fair value through profit and loss	4,6,8,12		6,326,104		4,013,313		4,592,491
Derivative financial assets	4,6,9		2,448,455		2,595,121		3,392,391
Loans	4,6,8,10,11,40		212,107,027		197,621,004		196,686,844
Financial investments	4,6,8,12		35,432,182		36,189,650		35,036,710
Investments in associates and joint ventures	13		892,132		723,411		614,717
Property and equipment	14		3,186,020		3,150,260		3,257,911
Investment property	14		51,552		52,921		67,977
Intangible assets	15		468,441		504,920		402,577
Deferred income tax assets	16,32		22,329		4,045		16,504
Assets held for sale	18		9,931		9,353		20,160
Other assets	4,6,17		7,478,519		7,076,796		6,968,059

Total assets		~~W~~	277,600,817	~~W~~	258,770,622	~~W~~	260,158,971

Liabilities
Financial liabilities at fair value through profit and loss	4,6,19	~~W~~	1,388,079	~~W~~	1,294,859	~~W~~	1,364,223
Deposits	4,6,20		190,337,590		179,862,071		169,065,043
Debts	4,6,21		16,823,838		11,744,389		13,834,104
Derivative financial liabilities	4,6,9		2,059,573		2,236,359		3,138,394
Debentures	4,6,22,40		27,069,879		29,107,316		38,661,962
Provisions	23		797,739		1,020,070		576,154
Current income tax liabilities	32		588,825		29,641		99,752
Deferred income tax liabilities	16,32		220,842		283,575		404,639
Other liabilities	4,6,24		15,214,657		13,526,412		13,584,012

Total liabilities			254,501,022		239,104,692		240,728,283

Equity
Capital stock			1,931,758		1,931,758		1,931,758
Capital surplus			15,841,824		15,990,278		15,990,618
Accumulated other comprehensive income	34		191,642		430,572		350,941
Retained earnings			4,952,751		2,620,888		2,553,185
Treasury shares			—		(2,476,809)		(2,476,809)

Equity attributable to shareholders of the company	25		22,917,975		18,496,687		18,349,693
Non-controlling interests			181,820		1,169,243		1,080,995

Total equity			23,099,795		19,665,930		19,430,688

Total liabilities and equity		~~W~~	277,600,817	~~W~~	258,770,622	~~W~~	260,158,971

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011		2010
Interest income		~~W~~	13,956,257	~~W~~	13,051,936
Interest expense			(6,851,745)		(6,878,132)

Net interest income	5,26		7,104,512		6,173,804

Fee and commission income			2,829,754		2,481,451
Fee and commission expense			(1,035,004)		(776,737)

Net fee and commission income	5,27		1,794,750		1,704,714

Net gains(losses) on financial assets/liabilities at fair value through profit and loss	5,28		1,035,867		814,808

Provision for credit losses	5,11,17,23		(1,512,978)		(2,871,417)

Employee compensation and benefits	24,30		(1,870,864)		(2,406,852)
Depreciation and amortization	5,14,15		(342,493)		(347,692)
Other general and administrative expenses	31		(1,718,451)		(1,612,085)

General and administrative expenses			(3,931,808)		(4,366,629)

Net other operating income(expenses)	5,29		(1,092,009)		(1,067,343)

Operating profit			3,398,334		387,937

Share of profit of associates and joint ventures	5,13		4,963		(210,594)
Net other non-operating income(expenses)			(142,491)		(27,975)

Profit before tax expense	5		3,260,806		149,368

Tax income(expense)	32		(832,234)		70,541

Profit for the year			2,428,572		219,909

Exchange differences on translating foreign operations			5,602		(7,127)
Change in value of financial investments			(239,596)		108,461
Shares of other comprehensive income of associates and joint ventures			(433)		(2,005)
Cash flow hedges			(1,321)		0

Other comprehensive income(loss) for the year, net of tax			(235,748)		99,329
Total comprehensive income for the year		~~W~~	2,192,824	~~W~~	319,238

Profit attributable to:
Shareholders of the parent entity		~~W~~	2,373,026	~~W~~	146,600
Non-controlling interests			55,546		73,309

		~~W~~	2,428,572	~~W~~	219,909

Total comprehensive income attributable to:
Shareholders of the parent entity		~~W~~	2,134,096	~~W~~	226,231
Non-controlling interests			58,728		93,007

		~~W~~	2,192,824	~~W~~	319,238

Earnings per share	35
Basic earnings per share		~~W~~	6,461	~~W~~	427
Diluted earnings per share			6,445		427

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2011 and 2010

	Equity attributable to equity holders of the parent company
(in millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury stock		Non-controlling interests		Total Equity
Balance at January 1, 2010	~~W~~	1,931,758	~~W~~	15,990,618	~~W~~	350,941	~~W~~	2,553,185	~~W~~	(2,476,809)	~~W~~	1,080,995	~~W~~	19,430,688

Comprehensive income
Profit for the year		—		—		—		146,600		—		73,309		219,909
Change in value of financial investments		—		—		88,593		—		—		19,868		108,461
Shares of other comprehensive income of associates		—		—		(2,005)		—		—		—		(2,005)
Exchange differences on translating foreign operations		—		—		(6,957)		—		—		(170)		(7,127)
Others		—		(340)		—		—		—		59,841		59,501

Total comprehensive income(loss)		—		(340)		79,631		146,600		—		152,848		378,739

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(78,897)		—		—		(78,897)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(64,600)		(64,600)

Total transactions with shareholders		—		—		—		(78,897)		—		(64,600)		(143,497)
Balance at December 31, 2010	~~W~~	1,931,758	~~W~~	15,990,278	~~W~~	430,572	~~W~~	2,620,888	~~W~~	(2,476,809)	~~W~~	1,169,243	~~W~~	19,665,930

Balance at January 1, 2011	~~W~~	1,931,758	~~W~~	15,990,278	~~W~~	430,572	~~W~~	2,620,888	~~W~~	(2,476,809)	~~W~~	1,169,243	~~W~~	19,665,930

Comprehensive income
Profit for the year		—		—		—		2,373,026		—		55,546		2,428,572
Change in value of financial investments		—		—		(242,668)		—		—		3,072		(239,596)
Shares of other comprehensive income of associates and joint ventures		—		—		(433)		—		—		—		(433)
Cash flow hedges		—		—		(1,321)		—		—		—		(1,321)
Currency translation differences		—		—		5,492		—		—		110		5,602
Others				(394)		—		—		—		—		(394)

Total comprehensive income(loss)		—		(394)		(238,930)		2,373,026		—		58,728		2,192,430

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(46,151)		(46,151)
Disposal of hybrid capital instruments		—		—		—		—		—		(1,000,000)		(1,000,000)
Disposal of treasury stock and others		—		(148,060)		—		—		2,476,809		—		2,328,749

Total transactions with shareholders		—		(148,060)		—		(41,163)		2,476,809		(1,046,151)		1,241,435

Balance at December 31, 2011	~~W~~	1,931,758	~~W~~	15,841,824	~~W~~	191,642	~~W~~	4,952,751	~~W~~	—	~~W~~	181,820	~~W~~	23,099,795

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

(in millions of Korean won)	Note	2011		2010
Cash flows from operating activities
Profit for the year		~~W~~	2,428,572	~~W~~	219,909

Adjustment for non-cash items
Net gains losses(gains) on financial assets/liabilities at fair value through profit and loss			(391,197)		(409,245)
Net losses(gains) on derivative financial instruments for hedging			(107,371)		(102,692)
Adjustment of fair value of derivative financial instruments			207,522		32,466
Provision for credit loss			1,512,978		2,871,417
Net gains on financial investments			(481,459)		(112,551)
Share of profit(loss) of associates and joint ventures			(4,963)		210,594
Depreciation and amortization expense			342,656		347,834
Other net losses on property and equipment			18,533		426
Share-based payments(reversal)			(7,609)		(4,850)
Legal reserve appropriation			673,259		811,483
Changes in provision for accrued severance benefits			204,337		151,343
Net interest income			84,470		17,943
Losses(gains) on foreign currency translation			273,971		666,451
Other income(expenses)			130,206		129,629

			2,455,333		4,610,248

Changes in operating assets and liabilities
Financial asset at fair value through profit and loss			(2,370,999)		606,154
Derivative financial instruments			481,502		421,458
Loans			(17,023,252)		(3,774,205)
Deferred income tax assets			—		19,145
Other assets			(877,081)		2,706,174
Financial liabilities at fair value through profit and loss			146,638		(126,847)
Deposits			10,716,619		11,075,939
Deferred income tax liabilities			(13,150)		(143,006)
Other liabilities			48,628		(954,691)

			(8,891,095)		9,830,121

Net cash generated from operating activities			(4,007,190)		14,660,278

Cash flows from investing activities
Disposal in financial investments			22,875,143		33,678,653
Acquisition in financial investments			(21,918,460)		(34,569,523)
Decrease in investments in associates			12,120		7,885
Acquisition in investments in associates			(176,105)		(329,177)
Disposal of property and equipment			859		2,148
Acquisition of property and equipment			(261,905)		(120,779)
Disposal of intangible assets			10,353		—
Acquisition of intangible assets			(105,341)		(193,123)
Acquisition of subsidiaries, net of cash acquired			—		65,913
Others			251,888		(1,071,933)

Net cash provided by (used in) investing activities			688,552		(2,529,936)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			20,733		(27,658)
Increase in debts			5,453,721		(1,979,461)
Increase in debentures			9,665,174		8,340,121
Decrease in debentures			(11,607,211)		(18,047,460)
Disposal of treasury stock			2,281,524		—
Redemption of hybrid capital instruments			(1,000,000)		—
Dividends paid to holders of hybrid capital instruments			(46,331)		(64,600)
Dividends paid to shareholders of the parent company			(41,163)		(78,897)
Others			48,434		73,627

Net cash provided by (used in) financing activities			4,774,881		(11,784,328)

Effect of exchange rate changes on cash and cash equivalents			32,982		36,931

Net increase in cash and cash equivalents			1,489,225		382,945
Cash and cash equivalents at the beginning of the year	38		3,251,579		2,868,634

Cash and cash equivalents at the end of the year	38	~~W~~	4,740,804	~~W~~	3,251,579

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Parent Company’s paid in capital as of December 31, 2011 is ~~W~~1,931,758 million. The Parent Company is authorized to issue up to 1,000 million shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS (“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The consolidated financial statements of the Group were prepared in accordance with K-IFRS, and the application of K-IFRS 1101, First-time Adoption of International Financial Reporting Standards, is required for the consolidated financial statements.

The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010. Reconciliations and descriptions of the effect of the transition from previous K-GAAP to K-IFRS on the Group’s equity, total comprehensive income and cash flows are described in Note 45.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1012, Income Taxes

According to the amendments to K-IFRS 1012, for the investment properties accounted for at fair value, the measurement of deferred tax liability and deferred tax asset should reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale, unless there is evidence to the contrary. This amendment is effective for the Group as of January 1, 2012. The Group expects that the amendment does not affect the consolidated financial statements of the Group.

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended K-IFRS 1019 on its consolidated financial statements.

Amendments to K-IFRS 1107, Financial Instruments: Disclosures

According to the amendment, an entity should provide the required disclosures of nature, carrying amount, risk and rewards associated with all transferred financial instruments that are not derecognized from an entity’s financial statements. In addition, an entity is required to disclose additional information related to transferred and derecognized financial instruments for any continuing involvement in transferred assets. This amendment is effective for the Group as of January 1, 2012. The Group is assessing the impact of application of the amended K-IFRS 1107 on its consolidated financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. This amendment is effective for the Group as of January 1, 2013, and the Group expects that the amendment does not affect the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Note 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established various special purpose entities (“SPE”s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

A joint venture is a contractual arrangement whereby the Group and other venturers undertake an economic activity that is subject to joint control.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and investee are eliminated to the extent of the Group’s interest in investee.

If associates and joint ventures use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and joint ventures and its carrying value and recognizes the amount as ‘Share of profit or loss of associates and joint ventures’ in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates, currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss.

The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	3~5 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates and joint ventures is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates and joint ventures.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

The following table lists numbers of currently available and discontinued insurance products as of December 31, 2011:

Type	Available	Discontinued	Total
Individual annuity	1	8	9
General annuity	7	20	27
Other pure endowment	—	3	3
Pure protection insurance	12	23	35
Other protection insurance	—	28	28
Joint insurance	6	33	39
Group protection insurance	1	5	6
Group savings insurance	—	1	1

	27	121	148

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.15.1 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.2 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.15.3 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. The amortization of acquisition costs shall be carried out over a period of seven years, if the premium payment period or the period are charged acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.18.3 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is a strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance sheet and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Due from financial institutions	~~W~~	6,556,027	~~W~~	4,592,052	~~W~~	6,743,951
Financial assets held for trading		5,176,524		3,536,699		4,285,650
Financial assets designated at fair value through profit or loss		574,687		139		529
Available-for-sale financial assets		19,734,531		19,125,724		18,869,560
Held-to-maturity financial assets		13,055,158		13,908,102		13,215,287
Loans		212,107,027		197,621,004		196,686,844
Derivatives		2,448,455		2,595,121		3,392,391
Other financial assets		6,409,905		6,186,227		6,281,664
Acceptances and guarantees contracts		11,542,684		12,476,592		14,718,560
Financial guarantee contracts		945,167		1,153,687		1,415,358
Commitments		91,743,942		87,738,358		85,385,888

	~~W~~	370,294,107	~~W~~	348,933,705	~~W~~	350,995,682

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period therefore the Group does not recognize expected losses as a result of future events. The Group measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans are categorized as follows:

(In millions of Korean won)

	Dec. 31, 2011
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	101,217,550	48.26	~~W~~	96,553,423	46.04	~~W~~	11,945,631	5.70	~~W~~	209,716,604	100.00
Past due but not impaired		1,646,070	69.33		359,554	15.14		368,791	15.53		2,374,415	100.00
Impaired		1,061,585	30.65		2,295,483	66.27		106,845	3.08		3,463,913	100.00

		103,925,205	48.22		99,208,460	46.02		12,421,267	5.76		215,554,932	100.00

Allowances[1]		(635,476)	18.43		(2,462,047)	71.41		(350,382)	10.16		(3,447,905)	100.00

Carrying amount	~~W~~	103,289,729	48.70	~~W~~	96,746,413	45.61	~~W~~	12,070,885	5.69	~~W~~	212,107,027	100.00

(In millions of Korean won)

	Dec. 31, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	96,773,875	49.43	~~W~~	86,917,292	44.40	~~W~~	12,089,127	6.17	~~W~~	195,780,294	100.00
Past due but not impaired		1,274,435	71.53		261,493	14.68		245,600	13.79		1,781,528	100.00
Impaired		1,014,110	26.58		2,722,930	71.37		78,318	2.05		3,815,358	100.00

		99,062,420	49.19		89,901,715	44.64		12,413,045	6.17		201,377,180	100.00

Allowances[1]		(520,842)	13.87		(2,907,747)	77.41		(327,587)	8.72		(3,756,176)	100.00

Carrying amount	~~W~~	98,541,578	49.86	~~W~~	86,993,968	44.02	~~W~~	12,085,458	6.12	~~W~~	197,621,004	100.00

(In millions of Korean won)

	Jan. 1, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	96,924,679	49.55	~~W~~	87,689,932	44.82	~~W~~	11,015,022	5.63	~~W~~	195,629,633	100.00
Past due but not impaired		744,733	64.17		150,304	12.95		265,574	22.88		1,160,611	100.00
Impaired		700,777	22.14		2,379,561	75.17		85,016	2.69		3,165,354	100.00

		98,370,189	49.20		90,219,797	45.12		11,365,612	5.68		199,955,598	100.00

Allowances[1]		(415,340)	12.71		(2,516,459)	76.98		(336,955)	10.31		(3,268,754)	100.00

Carrying amount	~~W~~	97,954,849	49.80	~~W~~	87,703,338	44.59	~~W~~	11,028,657	5.61	~~W~~	196,686,844	100.00

[1]	Allowance for non-impaired loan losses is included.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	83,790,049	~~W~~	35,746,858	~~W~~	5,403,273	~~W~~	124,940,180
Good		14,532,234		39,312,628		4,378,523		58,223,385
Below Normal		2,895,267		21,493,937		2,163,835		26,553,039

	~~W~~	101,217,550	~~W~~	96,553,423	~~W~~	11,945,631	~~W~~	209,716,604

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	73,679,761	~~W~~	27,798,531	~~W~~	4,045,467	~~W~~	105,523,759
Good		19,176,181		35,244,465		4,627,103		59,047,749
Below Normal		3,917,933		23,874,296		3,416,557		31,208,786

	~~W~~	96,773,875	~~W~~	86,917,292	~~W~~	12,089,127	~~W~~	195,780,294

(In millions of Korean won)
	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	71,827,375	~~W~~	27,674,401	~~W~~	3,055,303	~~W~~	102,557,079
Good		21,290,100		33,965,256		4,261,980		59,517,336
Below Normal		3,807,204		26,050,275		3,697,739		33,555,218

	~~W~~	96,924,679	~~W~~	87,689,932	~~W~~	11,015,022	~~W~~	195,629,633

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 ~	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	1,361,218	~~W~~	181,343	~~W~~	103,340	~~W~~	169	~~W~~	1,646,070
Corporate		196,591		138,817		24,146		—		359,554
Credit card		242,975		71,518		53,667		631		368,791

	~~W~~	1,800,784	~~W~~	391,678	~~W~~	181,153	~~W~~	800	~~W~~	2,374,415

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	988,574	~~W~~	188,504	~~W~~	97,019	~~W~~	338	~~W~~	1,274,435
Corporate		171,467		58,641		31,385		—		261,493
Credit card		154,638		54,127		36,218		617		245,600

	~~W~~	1,314,679	~~W~~	301,272	~~W~~	164,622	~~W~~	955	~~W~~	1,781,528

(In millions of Korean won)
	Jan. 1, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	614,003	~~W~~	81,673	~~W~~	49,057	~~W~~	—	~~W~~	744,733
Corporate		90,609		46,830		12,865		—		150,304
Credit card		175,655		53,149		31,030		5,740		265,574

	~~W~~	880,267	~~W~~	181,652	~~W~~	92,952	~~W~~	5,740	~~W~~	1,160,611

Impaired loans are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Loans	~~W~~	1,061,585	~~W~~	2,295,483	~~W~~	106,845	~~W~~	3,463,913
Allowances		(397,623)		(1,251,577)		(68,513)		(1,717,713)

	~~W~~	663,962	~~W~~	1,043,906	~~W~~	38,332	~~W~~	1,746,200

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Loans	~~W~~	1,014,110	~~W~~	2,722,930	~~W~~	78,318	~~W~~	3,815,358
Allowances		(256,049)		(1,361,484)		(50,725)		(1,668,258)

	~~W~~	758,061	~~W~~	1,361,446	~~W~~	27,593	~~W~~	2,147,100

(In millions of Korean won)
	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Loans	~~W~~	700,777	~~W~~	2,379,561	~~W~~	85,016	~~W~~	3,165,354
Allowances		(187,656)		(1,124,846)		(54,945)		(1,367,447)

	~~W~~	513,121	~~W~~	1,254,715	~~W~~	30,071	~~W~~	1,797,907

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	21,210	~~W~~	124,641	~~W~~	173,708	~~W~~	18,345,603	~~W~~	18,665,162
Deposits and savings		—		31,037		69,880		2,654,151		2,755,068
Property and equipment		12,648		4,717		1,671		1,067,929		1,086,965
Real estate		176,022		398,292		1,158,298		105,470,158		107,202,770

	~~W~~	209,880	~~W~~	558,687	~~W~~	1,403,557	~~W~~	127,537,841	~~W~~	129,709,965

(In millions of Korean won)
	Dec. 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	46,019	~~W~~	140,955	~~W~~	159,609	~~W~~	13,667,393	~~W~~	14,013,976
Deposits and savings		—		76,951		78,217		2,648,529		2,803,697
Property and equipment		27,431		4,806		5,129		1,006,446		1,043,812
Real estate		225,720		598,989		708,914		98,593,556		100,127,179

	~~W~~	299,170	~~W~~	821,701	~~W~~	951,869	~~W~~	115,915,924	~~W~~	117,988,664

(In millions of Korean won)
	Jan. 1, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	~~W~~	12,340	~~W~~	153,074	~~W~~	97,988	~~W~~	12,484,706	~~W~~	12,748,108
Deposits and savings		—		8,250		1,029		2,993,531		3,002,810
Property and equipment		24,853		2,470		336		702,028		729,687
Real estate		279,443		718,383		428,917		89,607,659		91,034,402

	~~W~~	316,636	~~W~~	882,177	~~W~~	528,270	~~W~~	105,787,924	~~W~~	107,515,007

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Securities that are neither past due nor impaired	~~W~~	38,531,825	~~W~~	36,557,475	~~W~~	36,360,478
Impaired securities		9,075		13,189		10,548

	~~W~~	38,540,900	~~W~~	36,570,664	~~W~~	36,371,026

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	5,079,469	~~W~~	88,144	~~W~~	8,911	~~W~~	—	~~W~~	—	~~W~~	5,176,524
Financial assets designated at fair value through profit or loss		238,085		336,602		—		—		—		574,687
Available-for-sale financial assets		18,458,778		1,224,835		41,911		90		—		19,725,614
Held-to-maturity financial assets		13,055,000		—		—		—		—		13,055,000

	~~W~~	36,831,332	~~W~~	1,649,581	~~W~~	50,822	~~W~~	90	~~W~~	—	~~W~~	38,531,825

(In millions of Korean won)
	Dec. 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	3,481,884	~~W~~	45,182	~~W~~	9,633	~~W~~	—	~~W~~	—	~~W~~	3,536,699
Financial assets designated at fair value through profit or loss		—		—		—		—		139		139
Available-for-sale financial assets		18,103,675		934,250		65,589		210		9,108		19,112,832
Held-to-maturity financial assets		13,907,805		—		—		—		—		13,907,805

	~~W~~	35,493,364	~~W~~	979,432	~~W~~	75,222	~~W~~	210	~~W~~	9,247	~~W~~	36,557,475

(In millions of Korean won)
	Jan. 1, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	4,191,917	~~W~~	93,732	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	4,285,650
Available-for-sale financial assets		18,101,961		735,526		13,276		424		9,187		18,860,374
Held-to-maturity financial assets		13,214,454		—		—		—		—		13,214,454

	~~W~~	35,508,332	~~W~~	829,258	~~W~~	13,276	~~W~~	424	~~W~~	9,188	~~W~~	36,360,478

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by the country as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	103,855,183	~~W~~	97,298,342	~~W~~	12,420,318	~~W~~	213,573,843	99.08	~~W~~	(3,428,520)	~~W~~	210,145,323
Europe		11		69,004		110		69,125	0.03		(555)		68,570
China		434		315,375		37		315,846	0.15		(1,961)		313,885
Japan		11,914		1,014,607		301		1,026,822	0.48		(14,976)		1,011,846
U.S.		—		412,669		272		412,941	0.19		(432)		412,509
Others		57,663		98,463		229		156,355	0.07		(1,461)		154,894

Total	~~W~~	103,925,205	~~W~~	99,208,460	~~W~~	12,421,267	~~W~~	215,554,932	100.00	~~W~~	(3,447,905)	~~W~~	212,107,027

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	98,996,738	~~W~~	88,282,185	~~W~~	12,412,143	~~W~~	199,691,066	99.16	~~W~~	(3,738,848)	~~W~~	195,952,218
Europe		9		46,297		135		46,441	0.02		(1,132)		45,309
China		728		247,776		54		248,558	0.12		(2,448)		246,110
Japan		12,299		868,930		283		881,512	0.44		(10,832)		870,680
U.S.		—		368,748		241		368,989	0.18		(1,532)		367,457
Others		52,646		87,779		189		140,614	0.08		(1,384)		139,230

Total	~~W~~	99,062,420	~~W~~	89,901,715	~~W~~	12,413,045	~~W~~	201,377,180	100.00	~~W~~	(3,756,176)	~~W~~	197,621,004

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Jan. 1, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	98,315,503	~~W~~	88,752,916	~~W~~	11,364,815	~~W~~	198,433,234	99.24	~~W~~	(3,241,199)	~~W~~	195,192,035
Europe		9		99,205		108		99,322	0.05		(962)		98,360
China		1,713		300,509		22		302,244	0.15		(1,749)		300,495
Japan		10,212		637,958		316		648,486	0.32		(23,114)		625,372
U.S.		—		310,913		170		311,083	0.16		(464)		310,619
Others		42,752		118,296		181		161,229	0.08		(1,266)		159,963

Total	~~W~~	98,370,189	~~W~~	90,219,797	~~W~~	11,365,612	~~W~~	199,955,598	100.00	~~W~~	(3,268,754)	~~W~~	196,686,844

The details of the Group’s corporate loans by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	5,839,148	5.89	~~W~~	(57,335)	~~W~~	5,781,813
Manufacturing		31,762,908	32.01		(852,707)		30,910,201
Service		36,305,778	36.60		(547,148)		35,758,630
Public sector		310,978	0.31		(5,190)		305,788
Others		24,989,648	25.19		(999,667)		23,989,981

	~~W~~	99,208,460	100.00	~~W~~	(2,462,047)	~~W~~	96,746,413

(In millions of Korean won)
	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	4,374,231	4.87	~~W~~	(122,011)	~~W~~	4,252,220
Manufacturing		28,216,439	31.39		(848,039)		27,368,400
Service		34,040,219	37.86		(799,782)		33,240,437
Public sector		337,670	0.38		(6,611)		331,059
Others		22,933,156	25.50		(1,131,304)		21,801,852

	~~W~~	89,901,715	100.00	~~W~~	(2,907,747)	~~W~~	86,993,968

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	4,122,234	4.57	~~W~~	(35,365)	~~W~~	4,086,869
Manufacturing		27,082,160	30.02		(634,651)		26,447,509
Service		35,591,939	39.44		(987,245)		34,604,694
Public sector		258,620	0.29		(2,847)		255,773
Others		23,164,844	25.68		(856,351)		22,308,493

	~~W~~	90,219,797	100.00	~~W~~	(2,516,459)	~~W~~	87,703,338

The details of the Group’s retail and credit card loans by type as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,519,956	39.12	~~W~~	(96,963)	~~W~~	45,422,993
General purpose		58,405,249	50.20		(538,513)		57,866,736
Credit card		12,421,267	10.68		(350,382)		12,070,885

	~~W~~	116,346,472	100.00	~~W~~	(985,858)	~~W~~	115,360,614

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	43,323,149	38.86	~~W~~	(64,281)	~~W~~	43,258,868
General purpose		55,739,271	50.00		(456,561)		55,282,710
Credit card		12,413,045	11.14		(327,587)		12,085,458

	~~W~~	111,475,465	100.00	~~W~~	(848,429)	~~W~~	110,627,036

(In millions of Korean won)	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,895,475	41.82	~~W~~	(50,254)	~~W~~	45,845,221
General purpose		52,474,714	47.82		(365,086)		52,109,628
Credit card		11,365,612	10.36		(336,955)		11,028,657

	~~W~~	109,735,801	100.00	~~W~~	(752,295)	~~W~~	108,983,506

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Group’s securities (debt securities) by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,785,624	34.49
Banking and Insurance		2,972,087	57.41
Others		418,813	8.10

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		574,687	100.00

		574,687	100.00

Available-for-sale financial assets
Government and government funded institutions		8,483,273	42.99
Banking and Insurance		8,189,563	41.50
Others		3,061,695	15.51

		19,734,531	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,732,519	82.21
Banking and Insurance		1,463,937	11.21
Others		858,702	6.58

		13,055,158	100.00

	~~W~~	38,540,900

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	929,254	26.27
Banking and Insurance		2,278,691	64.43
Others		328,754	9.30

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

		139	100.00

Available-for-sale financial assets
Government and government funded institutions		9,433,184	49.32
Banking and Insurance		7,589,597	39.68
Others		2,102,943	11.00

		19,125,724	100.00

Held-to-maturity financial assets
Government and government-funded institutions		11,775,616	84.67
Banking and Insurance		1,608,046	11.56
Others		524,440	3.77

		13,908,102	100.00

	~~W~~	36,570,664

(In millions of Korean won)	Jan. 1, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,409,894	32.90
Banking and Insurance		2,597,359	60.60
Others		278,397	6.50

		4,285,650	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		529	100.00

		529	100.00

Available-for-sale financial assets
Government and government funded institutions		8,939,823	47.38
Banking and Insurance		7,930,954	42.03
Others		1,998,783	10.59

		18,869,560	100.00

Held-to-maturity financial assets
Government and government-funded institutions		9,877,457	74.74
Banking and Insurance		2,964,768	22.43
Others		373,062	2.83

		13,215,287	100.00

	~~W~~	36,371,026

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Group’s securities (debt securities) by country, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Korea	~~W~~	5,176,524	100.00

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Korea		574,687	100.00

		574,687	100.00

Available-for-sale financial assets
Korea		19,552,797	99.08
United States		180,832	0.92
Others		902	0.00

		19,734,531	100.00

Held-to-maturity financial assets
Korea		13,055,000	100.00
United States		158	0.00

		13,055,158	100.00

	~~W~~	38,540,900

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Korea	~~W~~	3,536,699	100.00

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00

		139	100.00

Available-for-sale financial assets
Korea		18,894,529	98.79
United States		208,756	1.09
Others		22,439	0.12

		19,125,724	100.00

Held-to-maturity financial assets
Korea		13,907,805	100.00
United States		297	0.00

		13,908,102	100.00

	~~W~~	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Amount		%
Financial assets held for trading
Korea	~~W~~	4,285,650	100.00

		4,285,650	100.00

Financial assets designated at fair value through profit or loss
United States		529	100.00

		529	100.00

Available-for-sale financial assets
Korea		18,645,402	98.81
United States		204,141	1.08
Others		20,017	0.11

		18,869,560	100.00

Held-to-maturity financial assets
Korea		13,214,454	99.99
United States		833	0.01

		13,215,287	100.00

	~~W~~	36,371,026

OTC derivatives business our largest concentrations are related in the financial and insurance companies with high credit rating.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities, is measured on the assumption that the current interest rate would be the same upon maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM(‘Assets-Liabilities Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off balance sheet are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	4,453,019	~~W~~	303,624	~~W~~	76,508	~~W~~	89,831	~~W~~	4	~~W~~	119,097	~~W~~	5,042,083
Financial assets held for trading[1]		5,617,257		—		—		—		—		—		5,617,257
Financial assets designated at fair value through profit or loss		134,160		—		1,989		89,395		483,303		—		708,847
Derivatives held for trading[1]		2,220,314		—		—		—		—		—		2,220,314
Derivatives held for fair value hedging[5]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		22,337,365		27,042,768		76,893,033		56,899,525		79,060,029		262,330,315
Available-for-sale financial assets[2]		2,240,727		1,408,252		2,604,981		4,785,474		10,153,262		4,012,911		25,205,607
Held-to-maturity financial assets		—		198,914		611,115		2,227,089		9,397,778		2,854,547		15,289,443
Other financial assets		16,079		3,933,496		2,253		1,569,281		14,548		11,487		5,547,144

	~~W~~	14,779,151	~~W~~	28,191,153	~~W~~	30,334,905	~~W~~	85,682,502	~~W~~	77,097,410	~~W~~	86,404,850	~~W~~	322,489,971

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[1]	~~W~~	550,873	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	550,873
Financial liabilities designated at fair value through profit or loss		—		—		99,894		148,688		588,624		—		837,206
Derivatives held for trading[1]		1,905,343		—		—		—		—		—		1,905,343
Derivatives held for fair value hedging[5]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits [4]		62,496,734		19,301,815		27,509,188		77,736,839		8,954,242		509,831		196,508,649
Debts		365,944		2,433,558		3,377,097		7,222,927		3,278,067		605,826		17,283,419
Debentures		24,260		4,098,529		1,516,938		6,220,672		15,047,649		4,737,050		31,645,098
Other financial liabilities		—		5,488,548		20,474		24,245		187,882		122,718		5,843,867

	~~W~~	65,343,154	~~W~~	31,322,072	~~W~~	32,552,204	~~W~~	91,351,944	~~W~~	28,186,064	~~W~~	5,982,169	~~W~~	254,737,607

Off-balance sheet items
Commitments[6]	~~W~~	91,196,792	~~W~~	—	~~W~~	75,000	~~W~~	267,000	~~W~~	205,150	~~W~~	—	~~W~~	91,743,942
Financial guarantee contracts[7]		794,167		—		151,000		—		—		—		945,167

	~~W~~	91,990,959	~~W~~	—	~~W~~	226,000	~~W~~	267,000	~~W~~	205,150	~~W~~	—	~~W~~	92,689,109

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	2,998,097	~~W~~	240,656	~~W~~	82,606	~~W~~	73,760	~~W~~	—	~~W~~	78,532	~~W~~	3,473,651
Financial assets held for trading[1]		3,967,762		—		—		—		—		—		3,967,762
Financial assets designated at fair value through profit or loss		45,551		—		—		—		—		—		45,551
Derivatives held for trading[1]		2,389,891		—		—		—		—		—		2,389,891
Derivatives held for fair value hedging[5]		—		9,165		4,301		66,925		224,174		337,262		641,827
Loans		11,423		16,797,877		27,686,564		76,657,226		50,411,935		66,620,433		238,185,458
Available-for-sale financial assets[2]		2,927,213		623,348		1,188,703		4,601,559		11,454,171		4,351,690		25,146,684
Held-to-maturity Financial assets		—		316,676		619,535		1,416,788		10,592,067		3,667,992		16,613,058
Other financial assets		111,976		3,681, 036		32,524		1,570, 164		20,175		15,576		5,431,451

	~~W~~	12,451,913	~~W~~	21,668,758	~~W~~	29,614,233	~~W~~	84,386,422	~~W~~	72,702,522	~~W~~	75,071,485	~~W~~	295,895,333

Financial liabilities
Financial liabilities held for trading[1]	~~W~~	1,294,859	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,294,859
Derivatives held for trading[1]		1,996,621		—		—		—		—		—		1,996,621
Derivatives held for fair value hedging[5]		—		25,955		279		(35,506)		49,263		(107,610)		(67,619)
Deposits[4]		60,939,002		17,017,659		25,225,497		73,482,450		8,175,752		858,262		185,698,622
Debts		176,300		2,667,302		2,500,817		4,220,247		2,489,003		69,265		12,122,934
Debentures		51,524		1,484,274		1,227,886		9,539,022		16,477,876		5,405,493		34,186,075
Other financial liabilities		—		4,868,301		41,005		35,365		245,210		119,416		5,309,297

	~~W~~	64,458,306	~~W~~	26,063,491	~~W~~	28,995,484	~~W~~	87,241,578	~~W~~	27,437,104	~~W~~	6,344,826	~~W~~	240,540,789

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Off-balance sheet items
Commitments[6]	~~W~~	87,178,408	~~W~~	—	~~W~~	112,000	~~W~~	267,000	~~W~~	180,950	~~W~~	—	~~W~~	87,738,358
Financial guarantee contracts[7]		757,637		—		396,050		—		—		—		1,153,687

	~~W~~	87,936,045	~~W~~	—	~~W~~	508,050	~~W~~	267,000	~~W~~	180,950	~~W~~	—	~~W~~	88,892,045

(In millions of Korean won)	Jan. 1, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	~~W~~	2,546,135	~~W~~	242,203	~~W~~	133,496	~~W~~	20,576	~~W~~	21,072	~~W~~	26,609	~~W~~	2,990,091
Financial assets held for trading[1]		4,591,962		—		—		—		—		—		4,591,962
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading[1]		3,276,856		—		—		—		—		—		3,276,856
Derivatives held for fair value hedging[5]		—		6,473		11,270		49,044		161,221		308,786		536,794
Loans		—		15,707,376		27,727,088		73,653,725		57,049,366		59,220,790		233,358,345
Available-for-sale financial assets[2]		2,563,446		1,449,530		1,951,579		4,463,298		10,878,429		4,385,169		25,691,451
Held-to-maturity Financial assets		—		71,544		272,627		3,217,797		8,848,430		3,183,318		15,593,716
Other financial assets		118,175		3,823,242		29,652		1,569,283		11,275		16,061		5,567,688

	~~W~~	13,097,103	~~W~~	21,300,368	~~W~~	30,125,712	~~W~~	82,973,723	~~W~~	76,969,793	~~W~~	67,140,733	~~W~~	291,607,432

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean Won)	Jan. 1, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[1]	~~W~~	1,364,223	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,364,223
Derivatives held for trading[1]		2,858,001		—		—		—		—		—		2,858,001
Derivatives held for fair value hedging[5]		—		(1,876)		27,455		21,989		183,428		171,522		402,518
Deposits [4]		56,652,648		20,025,512		24,562,210		65,538,782		8,513,583		1,255,647		176,548,382
Debts		148,763		4,291,469		2,352,882		4,089,531		2,948,840		489,709		14,321,194
Debentures		30,340		1,821,973		1,161,168		14,312,768		22,888,880		5,398,983		45,614,112
Other financial liabilities		(493)		6,119,637		27,853		37,576		272,697		4,445		6,461,715

	~~W~~	61,053,482	~~W~~	32,256,715	~~W~~	28,131,568	~~W~~	84,000,646	~~W~~	34,807,428	~~W~~	7,320,306	~~W~~	247,570,145

Off-balance sheet items
Commitments[6]	~~W~~	84,589,688	~~W~~	—	~~W~~	—	~~W~~	199,000	~~W~~	597,200	~~W~~	—	~~W~~	85,385,888
Financial guarantee contracts[7]		893,858		—		521,500		—		—		—		1,415,358

	~~W~~	85,483,546	~~W~~	—	~~W~~	521,500	~~W~~	199,000	~~W~~	597,200	~~W~~	—	~~W~~	86,801,246

[1]

Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore they are included in the ‘On demand’ category.

[2]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

[3]

The amounts of ~~W~~4,177,347 million, ~~W~~3,361,294 million and ~~W~~6,113,735 million which are restricted amounts due from the financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are excluded.

[4]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[5]	Cash flows of derivative instruments held for fair value hedging are measured by net amount of cash inflows and outflows.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
[7]	The financial guarantee contracts are included in the maturity section containing the earliest date when the contracts are excisable.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2011, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	~~W~~	1,139	~~W~~	2,864	~~W~~	11,690	~~W~~	371,807	~~W~~	—	~~W~~	387,500
To be paid		1,446		3,380		14,160		354,042		—		373,028

Meanwhile, there were no derivatives designated as cash flow hedging instruments as of December 31, 2010, or January 1, 2010.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors that affect the fair value or future cash flows of financial instruments, such as securities, derivatives, amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limit and VAR limits of each business group and approves newly developed derivative instruments, by its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business department to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each department of divisions, at the level of individual business department.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises ALM (Asset Liability Management) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility of ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks is able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

A key measure of market risk is the daily Value at Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing is carried out to analyze the abnormal market situations relating to the trading and available-for-sale portfolio. It reflects interest rate, stock price, foreign exchange rate, implied volatility of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a one-day holding period by subsidiary as of and for the years ended December 31, 2011 and 2010, and as of January 1, 2010, are as follows:

Kookmin Bank

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	2,537	~~W~~	1,430	~~W~~	4,019	~~W~~	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	~~W~~	6,206	~~W~~	4,000	~~W~~	11,992	~~W~~	4,768

	Dec. 31, 2010								Jan. 1, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending		Beginning
Interest rate risk	~~W~~	4,249	~~W~~	2,076	~~W~~	6,317	~~W~~	3,598	~~W~~	6,135
Stock price risk		1,591		103		4,246		125		2,760
Foreign exchange rate risk		5,276		441		13,391		5,200		5,835
Deduction of diversification effect		—		—		—		(3,348)		(7,555)

Total VaR	~~W~~	6,411	~~W~~	3,230	~~W~~	12,480	~~W~~	5,575	~~W~~	7,175

KB Investment & Securities Co., Ltd.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	410	~~W~~	131	~~W~~	1,046	~~W~~	413
Stock price risk		659		350		1,643		444
Foreign exchange rate risk		161		15		586		57
Deduction of diversification effect		—		—		—		(329)

Total VaR	~~W~~	819	~~W~~	381	~~W~~	1,885	~~W~~	585

	Dec. 31, 2010								Jan. 1, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending		Beginning
Interest rate risk	~~W~~	980	~~W~~	307	~~W~~	2,152	~~W~~	491	~~W~~	1,048
Stock price risk		608		281		1,817		794		653
Foreign exchange rate risk		64		2		208		2		80
Deduction of diversification effect		—		—		—		(297)		(511)

Total VaR	~~W~~	1,174	~~W~~	488	~~W~~	2,172	~~W~~	990	~~W~~	1,270

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Life Insurance Co., Ltd.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	~~W~~	23	~~W~~	10	~~W~~	53	~~W~~	12
Deduction of diversification effect		—		—		—		—

Total VaR	~~W~~	23	~~W~~	10	~~W~~	53	~~W~~	12

	Dec. 31, 2010								Jan. 1, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending		Beginning

Interest rate risk	~~W~~	21	~~W~~	6	~~W~~	77	~~W~~	32	~~W~~	75
Deduction of diversification effect		—		—		—		—		(5)

Total VaR	~~W~~	21	~~W~~	6	~~W~~	72	~~W~~	32	~~W~~	70

KB Investment Co., Ltd.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Foreign exchange rate risk	~~W~~	31	~~W~~	26	~~W~~	52	~~W~~	28
Deduction of diversification effect		—		—		—		—

Total VaR	~~W~~	31	~~W~~	26	~~W~~	52	~~W~~	28

	Dec. 31, 2010								Jan. 1, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending		Beginning

Foreign exchange rate risk	~~W~~	49	~~W~~	—	~~W~~	71	~~W~~	29	~~W~~	65
Deduction of diversification effect		—		—		—		—		—

Total VaR	~~W~~	49	~~W~~	—	~~W~~	71	~~W~~	29	~~W~~	65

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

Kookmin Bank

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Interest rate risk	~~W~~	23,602	~~W~~	26,928	~~W~~	1,789
Stock price risk		21,220		—		163
Foreign exchange rate risk		9,561		9,266		6,839
Commodity value risk		—		—		697

	~~W~~	54,383	~~W~~	36,194	~~W~~	9,488

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Interest rate risk	~~W~~	3,911	~~W~~	3,528	~~W~~	5,775
Stock price risk		10,212		9,353		4,533

	~~W~~	14,123	~~W~~	12,881	~~W~~	10,308

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

iv. Commodity risk

The Group is exposed to other price risk (other than those arising from interest rate, stock price or currency risk) while holding commodity derivatives. Those underlying assets are metal and precious metal, and the Group makes back-to-back hedge contracts in order to mitigate changes in the price risks.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guidelines.

The results of the interest rate gap analysis by subsidiary as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

Kookmin Bank

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	109,769,309	~~W~~	53,264,820	~~W~~	26,293,288	~~W~~	16,619,523	~~W~~	9,309,082	~~W~~	215,256,022
Interest-bearing liabilities in Korean won		91,469,293		30,487,095		54,100,542		20,867,820		13,169,891		210,094,641

Gap	~~W~~	18,300,016	~~W~~	22,777,725	~~W~~	(27,807,254)	~~W~~	(4,248,297)	~~W~~	(3,860,809)	~~W~~	5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40
Interest-bearing assets in foreign currencies	~~W~~	13,009,331	~~W~~	2,081,836	~~W~~	1,015,797	~~W~~	899,201	~~W~~	139,646	~~W~~	17,145,811
Interest-bearing liabilities in foreign currencies		11,246,216		3,871,630		2,151,126		205,522		46,132		17,520,626

Gap	~~W~~	1,763,115	~~W~~	(1,789,794)	~~W~~	(1,135,329)	~~W~~	693,679	~~W~~	93,514	~~W~~	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	126,798,255	~~W~~	47,423,485	~~W~~	16,872,833	~~W~~	16,985,016	~~W~~	10,142,869	~~W~~	218,222,458
Interest-bearing liabilities in Korean won		87,674,549		19,796,003		49,701,076		34,481,647		18,327,894		209,981,169

Gap	~~W~~	39,123,706	~~W~~	27,627,482	~~W~~	(32,828,243)	~~W~~	(17,496,631)	~~W~~	(8,185,025)	~~W~~	8,241,289

Accumulated gap		39,123,706		66,751,188		33,922,945		16,426,314		8,241,289

Percentage (%)		17.93		30.59		15.55		7.53		3.78

Interest-bearing assets in foreign currencies	~~W~~	9,667,247	~~W~~	1,846,761	~~W~~	696,691	~~W~~	662,499	~~W~~	395,968	~~W~~	13,269,166
Interest-bearing liabilities in foreign currencies		8,077,254		2,985,220		934,304		1,099,965		—		13,096,743

Gap	~~W~~	1,589,993	~~W~~	(1,138,459)	~~W~~	(237,613)	~~W~~	(437,466)	~~W~~	395,968	~~W~~	172,423

Accumulated gap		1,589,993		451,534		213,921		(223,545)		172,423

Percentage (%)		11.98		3.40		1.61		(1.68)		1.30

(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	145,771,663	~~W~~	34,801,525	~~W~~	13,966,699	~~W~~	13,185,559	~~W~~	8,646,144	~~W~~	216,371,590
Interest-bearing liabilities in Korean won		88,681,486		21,841,990		49,296,794		33,427,544		17,339,782		210,587,596

Gap	~~W~~	57,090,177	~~W~~	12,959,535	~~W~~	(35,330,095)	~~W~~	(20,241,985)	~~W~~	(8,693,638)	~~W~~	5,783,994

Accumulated gap		57,090,177		70,049,712		34,719,617		14,477,632		5,783,994

Percentage (%)		26.39		32.37		16.05		6.69		2.67

Interest-bearing assets in foreign currencies	~~W~~	9,992,036	~~W~~	1,834,697	~~W~~	429,739	~~W~~	546,220	~~W~~	295,567	~~W~~	13,098,259
Interest-bearing liabilities in foreign currencies		10,537,990		3,397,664		778,358		146,509		11,485		14,872,006

Gap	~~W~~	(545,954)	~~W~~	(1,562,967)	~~W~~	(348,619)	~~W~~	399,711	~~W~~	284,082	~~W~~	(1,773,747)

Accumulated gap		(545,954)		(2,108,921)		(2,457,540)		(2,057,829)		(1,773,747)

Percentage (%)		(4.17)		(16.10)		(18.76)		(15.71)		(13.54)

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	3,057,388	~~W~~	683,327	~~W~~	884,063	~~W~~	8,288,959	~~W~~	7,125	~~W~~	12,920,862
Interest-bearing liabilities in Korean won		1,811,500		860,000		2,530,000		3,052,800		1,170,000		9,424,300

Gap	~~W~~	1,245,888	~~W~~	(176,673)	~~W~~	(1,645,937)	~~W~~	5,236,159	~~W~~	(1,162,875)	~~W~~	3,496,562

Accumulated gap		1,245,888		1,069,215		(576,722)		4,659,437		3,496,562

Percentage (%)		9.64		8.28		(4.46)		36.06		27.06

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	599,877	~~W~~	103,522	~~W~~	108,031	~~W~~	10,002	~~W~~	2,517	~~W~~	823,949
Interest-bearing liabilities in Korean won		482,001		70,000		—		49,470		—		601,471

Gap	~~W~~	117,876	~~W~~	33,522	~~W~~	108,031	~~W~~	(39,468)	~~W~~	2,517	~~W~~	222,478

Accumulated gap		117,876		151,398		259,429		219,961		222,478

Percentage (%)		14.31		18.37		31.49		26.70		27.00

Interest-bearing assets in foreign currencies	~~W~~	2,068	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,068
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	~~W~~	2,068	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,068

Accumulated gap		2,068		2,068		2,068		2,068		2,068

Percentage (%)		100.00		100.00		100.00		100.00		100.00

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	477,433	~~W~~	5,000	~~W~~	20,000	~~W~~	—	~~W~~	1,234	~~W~~	503,667
Interest-bearing liabilities in Korean won		400,069		—		—		99,276		100,000		599,345

Gap	~~W~~	77,364	~~W~~	5,000	~~W~~	20,000	~~W~~	(99,276)	~~W~~	(98,766)	~~W~~	(95,678)

Accumulated gap		77,364		82,364		102,364		3,088		(95,678)

Percentage (%)		15.36		16.35		20.32		0.61		(19.00)

(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	304,088	~~W~~	20,000	~~W~~	33,016	~~W~~	5,200	~~W~~	987	~~W~~	363,291
Interest-bearing liabilities in Korean won		276,598		—		20,000		99,276		100,000		495,874

Gap	~~W~~	27,490	~~W~~	20,000	~~W~~	13,016	~~W~~	(94,076)	~~W~~	(99,013)	~~W~~	(132,583)

Accumulated gap		27,490		47,490		60,506		(33,570)		(132,583)

Percentage (%)		7.57		13.07		16.65		(9.24)		(36.49)

Interest-bearing assets in foreign currencies	~~W~~	245	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	~~W~~	245	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245

Accumulated gap		245		245		245		245		245

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	228,597	~~W~~	137,620	~~W~~	386,143	~~W~~	820,641	~~W~~	1,917,627	~~W~~	3,490,628
Interest-bearing liabilities in Korean won		60,048		45,817		2,853,620		29,087		541,782		3,530,354

Gap	~~W~~	168,549	~~W~~	91,803	~~W~~	(2,467,477)	~~W~~	791,554	~~W~~	1,375,845	~~W~~	(39,726)

Accumulated gap		168,549		260,352		(2,207,125)		(1,415,571)		(39,726)

Percentage (%)		4.83		7.46		(63.23)		(40.55)		(1.14)

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	10,320	~~W~~	195,855	~~W~~	267,798	~~W~~	615,120	~~W~~	1,702,990	~~W~~	2,792,083
Interest-bearing liabilities in Korean won		39,000		542,800		1,663,500		39,700		571,500		2,856,500

Gap	~~W~~	(28,680)	~~W~~	(346,945)	~~W~~	(1,395,702)	~~W~~	575,420	~~W~~	1,131,490	~~W~~	(64,417)

Accumulated gap		(28,680)		(375,625)		(1,771,327)		(1,195,907)		(64,417)

Percentage (%)		(1.03)		(13.45)		(63.44)		(42.83)		(2.31)

(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	72,732	~~W~~	155,226	~~W~~	152,597	~~W~~	398,147	~~W~~	1,234,801	~~W~~	2,013,503
Interest-bearing liabilities in Korean won		39,080		1,418,690		29,671		41,572		518,502		2,047,515

Gap	~~W~~	33,652	~~W~~	(1,263,464)	~~W~~	122,926	~~W~~	356,575	~~W~~	716,299	~~W~~	(34,012)

Accumulated gap		33,652		(1,229,812)		(1,106,886)		(750,311)		(34,012)

Percentage (%)		1.67		(61.08)		(54.97)		(37.26)		(1.69)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Futures Co., Ltd.

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	136,511	~~W~~	9,944	~~W~~	—	~~W~~	—	~~W~~	2,738	~~W~~	149,193
Interest-bearing liabilities in Korean won		118,013		—		—		—		—		118,013

Gap	~~W~~	18,498	~~W~~	9,944	~~W~~	—	~~W~~	—	~~W~~	2,738	~~W~~	31,180

Accumulated gap		18,498		28,442		28,442		28,442		31,180

Percentage (%)		12.40		19.06		19.06		19.06		20.90

Interest-bearing assets in foreign currencies	~~W~~	14,025	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,025
Interest-bearing liabilities in foreign currencies		12,904		—		—		—		—		12,904

Gap	~~W~~	1,121	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,121

Accumulated gap		1,121		1,121		1,121		1,121		1,121

Percentage (%)		7.99		7.99		7.99		7.99		7.99

(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	171,903	~~W~~	9,016	~~W~~	—	~~W~~	4,964	~~W~~	2,878	~~W~~	188,761
Interest-bearing liabilities in Korean won		161,634		—		—		—		—		161,634

Gap	~~W~~	10,269	~~W~~	9,016	~~W~~	—	~~W~~	4,964	~~W~~	2,878	~~W~~	27,127

Accumulated gap		10,269		19,285		19,285		24,249		27,127

Percentage (%)		5.44		10.22		10.22		12.85		14.37

Interest-bearing assets in foreign currencies	~~W~~	19,574	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,574
Interest-bearing liabilities in foreign currencies		18,599		—		—		—		—		18,599

Gap	~~W~~	975	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	975

Accumulated gap		975		975		975		975		975

Percentage (%)		4.98		4.98		4.98		4.98		4.98

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Kookmin Bank	~~W~~	847,865	~~W~~	1,867,038	~~W~~	2,126,748
KB Kookmin Card Co., Ltd.		124,681		—		—
KB Investment & Securities Co., Ltd.		8,213		2,555		3,461
KB Life Insurance Co., Ltd.		127,328		107,350		68,779
KB Futures Co., Ltd.		—		425		570

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	600,886	~~W~~	112,395	~~W~~	73,159	~~W~~	12,571	~~W~~	25,088	~~W~~	72,379	~~W~~	896,478
Derivatives held for trading		89,851		—		1,027		—		—		—		90,878
Derivatives held for hedging		37,669		—		—		—		—		—		37,669
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		1,101,434		59,900		18,546		782		—		1,595		1,182,257
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,178,711		227,508		147,019		3,732		—		105,358		1,662,328

	~~W~~	14,137,882	~~W~~	2,989,117	~~W~~	992,826	~~W~~	63,234	~~W~~	25,303	~~W~~	399,544	~~W~~	18,607,906

Financial liabilities
Derivatives held for trading	~~W~~	221,135	~~W~~	—	~~W~~	1,695	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	222,830
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,318,285		598,055		164,087		11,959		231		256,987		4,349,604
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,728,700		816,320		335,169		—		—		68,843		3,949,032
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

	~~W~~	13,689,288	~~W~~	3,534,687	~~W~~	1,363,365	~~W~~	66,824	~~W~~	466	~~W~~	589,903	~~W~~	19,244,533

Off-balance sheet items	~~W~~	125,595,251	~~W~~	2,715,680	~~W~~	3,082,112	~~W~~	41,120	~~W~~	10,772	~~W~~	225,063	~~W~~	131,669,998

(In millions of Korean won)	Dec. 31, 2010
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	615,441	~~W~~	112,474	~~W~~	63,029	~~W~~	9,210	~~W~~	13,647	~~W~~	59,996	~~W~~	873,797
Financial assets designated at fair value through profit or loss		139		—		—		—		—		—		139
Derivatives held for trading		74,064		—		631		—		—		—		74,695
Loans		7,509,125		2,549,529		630,402		17,595		—		270,953		10,977,604
Available-for-sale financial assets		1,310,058		48,343		19,273		1,359		—		1,694		1,380,727
Held-to-maturity financial assets		297		—		—		—		—		—		297
Other financial assets		688,988		49,642		182,249		53,083		—		47,258		1,021,220

	~~W~~	10,198,112	~~W~~	2,759,988	~~W~~	895,584	~~W~~	81,247	~~W~~	13,647	~~W~~	379,901	~~W~~	14,328,479

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial liabilities
Derivatives held for trading	~~W~~	255,631	~~W~~	—	~~W~~	2,522	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	258,153
Deposits		1,924,129		569,837		172,955		12,236		2		168,916		2,848,075
Debts		4,027,395		1,331,826		1,066,213		67,447		—		147,947		6,640,828
Debentures		2,583,656		766,464		423,379		—		—		114,765		3,888,264
Other financial liabilities		879,186		113,992		38,907		2,203		28		130,954		1,165,270

	~~W~~	9,669,997	~~W~~	2,782,119	~~W~~	1,703,976	~~W~~	81,886	~~W~~	30	~~W~~	562,582	~~W~~	14,800,590

Off-balance sheet items	~~W~~	120,271,523	~~W~~	2,290,339	~~W~~	6,870,863	~~W~~	441,330	~~W~~	13,770	~~W~~	1,231,799	~~W~~	131,119,624

(In millions of Korean won)	Jan. 1, 2010
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	681,449	~~W~~	83,973	~~W~~	69,585	~~W~~	7,794	~~W~~	11,697	~~W~~	52,932	~~W~~	907,430
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading		67,428		294		664		—		—		—		68,386
Derivatives held for hedging		976		—		—		—		—		—		976
Loans		7,356,674		2,230,296		605,111		23,553		—		204,174		10,419,808
Available-for-sale financial assets		1,405,998		106,489		99,310		1,470		—		1,630		1,614,897
Held-to-maturity financial assets		6,672		—		—		—		—		—		6,672
Other financial assets		1,440,547		296,447		151,593		3,004		—		47,082		1,938,673

	~~W~~	10,960,273	~~W~~	2,717,499	~~W~~	926,263	~~W~~	35,821	~~W~~	11,697	~~W~~	305,818	~~W~~	14,957,371

Financial liabilities
Derivatives held for trading	~~W~~	358,766	~~W~~	259	~~W~~	3,492	~~W~~	—	~~W~~	—	~~W~~	43,085	~~W~~	405,602
Deposits		2,897,094		320,938		199,345		15,062		—		192,763		3,625,202
Debts		3,233,778		1,288,261		2,053,269		73,832		—		344,988		6,994,128
Debentures		3,098,025		901,185		599,116		—		—		109,347		4,707,673
Other financial liabilities		1,210,332		129,000		183,954		56,395		—		35,252		1,614,933

	~~W~~	10,797,995	~~W~~	2,639,643	~~W~~	3,039,176	~~W~~	145,289	~~W~~	—	~~W~~	725,435	~~W~~	17,347,538

Off-balance sheet items	~~W~~	129,077,140	~~W~~	2,973,309	~~W~~	8,968,186	~~W~~	503,821	~~W~~	9,314	~~W~~	2,259,499	~~W~~	143,791,269

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Group’s consolidated BIS ratio as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010[1]
Equity Capital:	~~W~~	25,239,906	~~W~~	23,948,343	~~W~~	24,360,262
Tier I Capital		19,544,271		17,714,236		17,500,648
Tier II Capital		5,695,635		6,234,107		6,859,614
Risk-weighted assets:		192,812,547		183,077,983		182,664,075
Credit risk		187,851,397		178,727,946		178,955,500
Market risk		4,961,150		4,350,037		3,708,575
Capital adequacy ratio (%):		13.09		13.08		13.34
Tier I Capital (%)		10.14		9.68		9.58
Tier II Capital (%)		2.95		3.40		3.76

[1]	Based on previous K-GAAP in accordance with Korean regulations.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

5. Segment Information

5.1 Overall Segment Information and Business Segments

Operating segments are presented on both business basis and geographical basis. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. As of December 31, 2011, the Group is organized into four major business segments: Corporate Banking, Retail Banking, Credit Card Operations and Capital Markets Activities. In addition, these business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, deposits, other credit facilities and other foreign currency activities.

•

Retail banking: The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•

Credit card business: The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

•	Capital markets activities: Activities within this segment include trading activities in securities and derivatives, and funding through debentures and borrowings.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Financial information by business segment for the year ended December 31, 2011, follows:

(In millions of Korean won)

	Domestic Entities										Foreign Entities		Intra-group Adjustments		Total
	Corporate Banking		Retail Banking		Credit Card Business		Capital Markets Activities		Others
Segment profits (losses) before income tax	~~W~~	611,290	~~W~~	1,184,815	~~W~~	411,384	~~W~~	(71,855)	~~W~~	1,145,822	~~W~~	11,636	~~W~~	(32,286)	~~W~~	3,260,806

The following are included in the segment profits(losses):

Operating revenues from external customers	~~W~~	2,027,095	~~W~~	3,266,610	~~W~~	1,187,709	~~W~~	(11,576)	~~W~~	2,346,910	~~W~~	26,372	~~W~~	—	~~W~~	8,843,120
Inter-segment operating revenues		194,900		(54,409)		(277,024)		(36,578)		134,004		(4,061)		43,168		—

	~~W~~	2,221,995	~~W~~	3,212,201	~~W~~	910,685	~~W~~	(48,154)	~~W~~	2,480,914	~~W~~	22,311	~~W~~	43,168	~~W~~	8,843,120
Net interest income		2,541,542		2,779,467		764,611		558,577		394,906		17,718		47,691		7,104,512
Net fee and commission income		235,894		634,916		147,339		(15,087)		795,846		6,687		(10,845)		1,794,750
Gains (losses) from financial assets at fair value through profit or loss		(260)		(1,832)		—		988,783		47,581		(1,945)		3,540		1,035,867
Net other operating income		(555,181)		(200,350)		(1,265)		(1,580,427)		1,242,581		(149)		2,782		(1,092,009)
Provisions for credit loss		(1,004,085)		(302,261)		(195,115)		235		(10,240)		(2,571)		1,059		(1,512,978)
Depreciation and amortization		(37,396)		(112,277)		(35,873)		(1,665)		(157,514)		(621)		2,853		(342,493)
Share of profit of associates and joint ventures		—		—		—		—		(18,681)		—		23,644		4,963

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Financial information by business segment for the year ended December 31, 2010, follows:

(In millions of Korean won)

	Domestic Entities										Foreign Entities		Intra-group Adjustments		Total
	Corporate Banking		Retail Banking		Credit Card Business		Capital Markets Activities		Others
Segment profits (losses) before income tax	~~W~~	(901,639)	~~W~~	582,190	~~W~~	647,216	~~W~~	941,432	~~W~~	(827,414)	~~W~~	13,516	~~W~~	(305,933)	~~W~~	149,368

The following are included in the segment profits(losses):

Operating revenues from external customers	~~W~~	2,336,722	~~W~~	2,994,303	~~W~~	1,515,484	~~W~~	1,153,770	~~W~~	(400,487)	~~W~~	26,191	~~W~~	—	~~W~~	7,625,983
Inter-segment operating revenues		(3,085)		—		—		(12,215)		10,538		(5,454)		10,216		—

	~~W~~	2,333,637	~~W~~	2,994,303	~~W~~	1,515,484	~~W~~	1,141,555	~~W~~	(389,949)	~~W~~	20,737	~~W~~	10,216	~~W~~	7,625,983
Net interest income		2,531,407		2,353,548		2,182,738		2,003,116		(2,948,507)		20,156		31,346		6,173,804
Net fee and commission income		273,299		646,906		(283,798)		(1)		1,179,708		6,290		(117,690)		1,704,714
Gains (losses) from financial assets at fair value through profit or loss		—		(104,017)		—		714,257		208,605		(3,678)		(359)		814,808
Net other operating income		(471,069)		97,866		(383,456)		(1,575,817)		1,170,245		(2,031)		96,919		(1,067,343)
Provisions for credit loss		(2,393,338)		(263,592)		(126,146)		(216,119)		127,450		246		82		(2,871,417)
Depreciation and amortization		(50,039)		(146,939)		(41,090)		(1,109)		(93,460)		(1,773)		(13,282)		(347,692)
Share of profit of associates and joint ventures		—		—		—		—		342,272		—		(552,866)		(210,594)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

5.2 Product & Services and Geographical Segments

5.2.1 Product and Services information

Operating revenues by product and services for the years ended December 31, 2011 and 2010 are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Corporate banking service	~~W~~	2,053,467	~~W~~	2,362,913
Retail banking service		3,266,610		2,994,303
Credit card business service		1,187,709		1,515,484
Capital markets activities service		(11,576)		1,153,770
Other service		2,346,910		(400,487)

	~~W~~	8,843,120	~~W~~	7,625,983

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2011 and 2010, and major non-current assets as of December 31, 2011 and 2010, and January 1, 2010 are as follows:

(In millions of Korean won)	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Major non-current assets
Domestic	~~W~~	8,751,005	~~W~~	3,734,661	~~W~~	7,540,673	~~W~~	3,660,755	~~W~~	3,659,473
United States		12,849		145		15,648		358		937
New Zealand		7,591		60		9,072		130		382
China		25,528		861		26,525		1,453		2,417
Japan		31,499		2,103		22,600		2,000		2,214
Argentina		7		—		(2)		—		—
Vietnam		65		481		—		—		—
Cambodia		2,929		557		2,082		952		2,078
England		11,647		42		9,385		83		109
Intra-group adjustment		—		(32,897)		—		42,370		60,855

	~~W~~	8,843,120	~~W~~	3,706,013	~~W~~	7,625,983	~~W~~	3,708,101	~~W~~	3,728,465

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6. Financial Assets and Financial Liabilities

6.1 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	9,178,125	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,178,125
Financial assets at fair value through profit or loss		5,617,257		708,847		—		—		—		—		6,326,104
Derivatives		2,220,314		—		—		—		—		228,141		2,448,455
Loans		—		—		212,107,027		—		—		—		212,107,027
Financial investments		—		—		—		22,377,024		13,055,158		—		35,432,182
Other financial assets		—		—		6,409,905		—		—		—		6,409,905

	~~W~~	7,837,571	~~W~~	708,847	~~W~~	227,695,057	~~W~~	22,377,024	~~W~~	13,055,158	~~W~~	228,141	~~W~~	271,901,798

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	550,873	~~W~~	837,206	~~W~~	—	~~W~~	—	~~W~~	1,388,079
Derivatives		1,905,343				—		154,230		2,059,573
Deposits		—				190,337,590		—		190,337,590
Debts		—				16,823,838		—		16,823,838
Debentures		—				27,069,879		—		27,069,879
Other financial liabilities		—				9,962,105		—		9,962,105

	~~W~~	2,456,216	~~W~~	837,206	~~W~~	244,193,412	~~W~~	154,230	~~W~~	247,641,064

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amounts of financial assets and liabilities by category as of December 31, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	6,829,828	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,829,828
Financial assets at fair value through profit or loss		3,967,762		45,551		—		—		—		—		4,013,313
Derivatives		2,389,891		—		—		—		—		205,230		2,595,121
Loans		—		—		197,621,004		—		—		—		197,621,004
Financial investments		—		—		—		22,281,548		13,908,102		—		36,189,650
Other financial assets		—		—		6,186,227		—		—		—		6,186,227

	~~W~~	6,357,653	~~W~~	45,551	~~W~~	210,637,059	~~W~~	22,281,548	~~W~~	13,908,102	~~W~~	205,230	~~W~~	253,435,143

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,294,859	~~W~~	—	~~W~~	—	~~W~~	1,279,869
Derivatives		1,996,621		—		239,738		2,236,359
Deposits		—		179,862,071		—		179,862,071
Debts		—		11,744,389		—		11,744,389
Debentures		—		29,107,316		—		29,107,316
Other financial liabilities		—		9,274,727		—		9,274,727

	~~W~~	3,291,480	~~W~~	229,988,503	~~W~~	239,738	~~W~~	233,519,721

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The carrying amounts of financial assets and liabilities by category as of January 1, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	9,102,630	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,102,630
Financial assets at fair value through profit or loss		4,591,962		529		—		—		—		—		4,592,491
Derivatives		3,276,856		—		—		—		—		115,535		3,392,391
Loans		—		—		196,686,844		—		—		—		196,686,844
Financial investments		—		—		—		21,821,423		13,215,287		—		35,036,710
Other financial assets		—		—		6,281,664		—		—		—		6,281,664

	~~W~~	7,868,818	~~W~~	529	~~W~~	212,071,138	~~W~~	21,821,423	~~W~~	13,215,287	~~W~~	115,535	~~W~~	255,092,730

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,364,223	~~W~~	—	~~W~~	—	~~W~~	1,364,223
Derivatives		2,858,001		—		280,393		3,138,394
Deposits		—		169,065,043		—		169,065,043
Debts		—		13,834,104		—		13,834,104
Debentures		—		38,661,962		—		38,661,962
Other financial liabilities		—		10,403,875		—		10,403,875

	~~W~~	4,222,224	~~W~~	231,964,984	~~W~~	280,393	~~W~~	236,467,601

6.2 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

Fair values of financial assets and liabilities measured at amortized cost as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value		Carrying amount		Fair Value
Financial assets
Cash and due from financial institutions	~~W~~	9,178,125	~~W~~	9,185,763	~~W~~	6,829,828	~~W~~	6,819,272	~~W~~	9,102,630	~~W~~	9,101,744
Loans		212,107,027		212,858,247		197,621,004		198,627,998		196,686,844		197,499,223
Held-to-maturity financial assets		13,055,158		13,562,430		13,908,102		14,339,936		13,215,287		13,596,207
Other financial assets		6,409,905		6,409,905		6,186,227		6,186,227		6,281,664		6,281,664

	~~W~~	240,750,215	~~W~~	242,016,345	~~W~~	224,545,161	~~W~~	225,973,433	~~W~~	225,286,425	~~W~~	226,478,838

Financial liabilities
Deposits	~~W~~	190,337,590	~~W~~	190,560,759	~~W~~	179,862,071	~~W~~	180,177,676	~~W~~	169,065,043	~~W~~	169,183,026
Debts		16,823,838		16,826,152		11,744,389		11,776,282		13,834,104		13,826,825
Debentures		27,069,879		28,636,722		29,107,316		30,764,365		38,661,962		40,171,652
Other financial liabilities		9,962,105		9,983,449		9,274,727		9,274,762		10,403,875		10,404,170

	~~W~~	244,193,412	~~W~~	246,007,082	~~W~~	229,988,503	~~W~~	231,993,085	~~W~~	231,964,984	~~W~~	233,585,673

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes listed equity securities, exchange traded derivatives, government bonds and financial instruments indexed to the price of gold.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt securities and general over-the-counter derivatives such as swaps, futures and options.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	3,123,787	~~W~~	2,482,644	~~W~~	10,826	~~W~~	5,617,257
Financial assets designated at fair value through profit or loss		—		134,160		574,687		708,847
Derivatives held for trading		158,649		2,020,623		41,042		2,220,314
Derivatives held for hedging		—		215,656		12,485		228,141
Available-for-sale financial assets[1]		10,254,897		10,790,661		1,331,466		22,377,024

	~~W~~	13,537,333	~~W~~	15,643,744	~~W~~	1,970,506	~~W~~	31,151,583

Financial liabilities
Financial liabilities held for trading	~~W~~	550,873	~~W~~	—	~~W~~	—	~~W~~	550,873
Financial liabilities designated at fair value through profit or loss		—		—		837,206		837,206
Derivatives held for trading		158,261		1,695,235		51,847		1,905,343
Derivatives held for hedging		—		132,135		22,095		154,230

	~~W~~	709,134	~~W~~	1,827,370	~~W~~	911,148	~~W~~	3,447,652

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	1,780,652	~~W~~	2,177,303	~~W~~	9,807	~~W~~	3,967,762
Financial assets designated at fair value through profit or loss		—		45,412		139		45,551
Derivatives held for trading		809		2,369,659		19,423		2,389,891
Derivatives held for hedging		—		198,924		6,306		205,230
Available-for-sale financial assets[1]		9,642,649		11,115,157		1,523,742		22,281,548

	~~W~~	11,424,110	~~W~~	15,906,455	~~W~~	1,559,417	~~W~~	28,889,982

Financial liabilities
Financial liabilities held for trading	~~W~~	1,294,859	~~W~~	—	~~W~~	—	~~W~~	1,294,859
Derivatives held for trading		7,576		1,898,169		90,876		1,996,621
Derivatives held for hedging		—		204,022		35,716		239,738

	W	1,302,435	~~W~~	2,102,191	~~W~~	126,592	~~W~~	3,531,218

(In millions of Korean won)	Jan. 1, 2010
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	2,300,519	~~W~~	2,281,658	~~W~~	9,785	~~W~~	4,591,962
Financial assets designated at fair value through profit or loss		—		—		529		529
Derivatives held for trading		886		3,203,866		72,104		3,276,856
Derivatives held for hedging		—		115,250		285		115,535
Available-for-sale financial assets[1]		9,984,409		10,409,801		1,427,213		21,821,423

	~~W~~	12,285,814	~~W~~	16,010,575	~~W~~	1,509,916	~~W~~	29,806,305

Financial liabilities
Financial liabilities held for trading	~~W~~	1,364,223	~~W~~	—	~~W~~	—	~~W~~	1,364,223
Derivatives held for trading		398		2,580,933		276,670		2,858,001
Derivatives held for hedging		—		211,933		68,460		280,393

	~~W~~	1,364,621	~~W~~	2,792,866	~~W~~	345,130	~~W~~	4,502,617

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~186,564 million, ~~W~~178,894 million and ~~W~~194,007million as of December 31, 2011 and 2010, and January 1, 2010, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in a short period of time.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6.3 Level 3 of the fair value hierarchy disclosure

6.3.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	9,807	~~W~~	139	~~W~~	1,523,742	~~W~~	—	~~W~~	(71,453)	~~W~~	(29,410)
Total gains or losses
- Profit or loss		1,019		(51,229)		373,980		57,963		52,463		32,420
- Other comprehensive income		—		—		(140,112)		—		5,749		—
Purchases		—		636,126		136,582		—		14,733		—
Sales		—		(10,349)		(554,022)		—		(46)		—
Issues		—		—		—		(919,411)		(36,214)		—
Settlements		—		—		—		24,242		23,963		(12,620)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(8,704)		—		—		—

Ending balance	~~W~~	10,826	~~W~~	574,687	~~W~~	1,331,466	~~W~~	(837,206)	~~W~~	(10,805)	~~W~~	(9,610)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2010, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Financial investments		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	9,785	~~W~~	529	~~W~~	1,427,213	~~W~~	(204,566)	~~W~~	(68,175)
Total gains or losses
- Profit or loss		22		(390)		5,336		(29,781)		41,899
- Other comprehensive income		—		—		99,626		—		—
Purchases		—		—		180,737		2,040		—
Sales		—		—		(154,478)		(317)		—
Issues		—		—		—		(141,248)		—
Settlements		—		—		—		302,419		(3,134)
Transfers into level 3		—		—		—		—		—
Transfers out of level 3		—		—		(34,692)		—		—

Ending balance	~~W~~	9,807	~~W~~	139	~~W~~	1,523,742	~~W~~	(71,453)	~~W~~	(29,410)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	60,227	~~W~~	406,389
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		18,295		(30,100)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	(30,135)	~~W~~	47,221
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(5,066)		(3,464)

6.3.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Balance at the beginning of the period (A)	~~W~~	2,168	~~W~~	—
New transactions (B)		5,878		6,634
Amounts recognized in profit or loss during the period (C = a+b+c)		(3,964)		(4,466)
a. Amortisation		(1,314)		(962)
b. Transaction matured		—		3
c. Settlement		(2,650)		(3,507)

Balance at the end of period (A+B+C)	~~W~~	4,082	~~W~~	2,168

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~3.35	~~W~~	3,757,108	~~W~~	2,825,109	~~W~~	5,597,119
	Due from banking institutions	The Korea Exchange Bank and others	0.01~7.15		371,225		296,732		136,728
	Due from others	The Korea Exchange and others	0.00~3.37		1,888,260		888,733		367,815

					6,016,593		4,010,574		6,101,662

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.17		321,689		269,498		233,700
	Time deposits in foreign currencies	Agricultural Bank of China TIANJIN and others	0.17~6.05		187,294		286,242		383,518
	Due from others	Sumitomo Mitsui Banking Corporation and others	0.00~0.10		30,451		25,738		25,071

					539,434		581,478		642,289

				~~W~~	6,556,027	~~W~~	4,592,052	~~W~~	6,743,951

Due from financial institutions, classified by type of financial institution as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	3,757,108	~~W~~	185,050	~~W~~	3,942,158
Other banking institutions		371,225		337,784		709,009
Other financial institutions		1,888,260		16,600		1,904,860

	~~W~~	6,016,593	~~W~~	539,434	~~W~~	6,556,027

(In millions of Korean won)	Dec. 31, 2010
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	2,825,109	~~W~~	147,439	~~W~~	2,972,548
Other banking institutions		296,732		421,576		718,308
Other financial institutions		888,733		12,463		901,196

	~~W~~	4,010,574	~~W~~	581,478	~~W~~	4,592,052

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	5,597,119	~~W~~	137,558	~~W~~	5,734,677
Other banking institutions		136,728		490,643		627,371
Other financial institutions		367,815		14,088		381,903

	~~W~~	6,101,662	~~W~~	642,289	~~W~~	6,743,951

Restricted due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)		Financial Institution	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	3,757,108	~~W~~	2,825,109	~~W~~	5,597,119	Bank of Korea Act
	Due from Banking institution	Woori Bank and others		88,827		4,188		161	Pledged as collateral for the overdraft facility and others
	Due from others	The Korea Exchange and others		69,437		334,002		336,064	Market entry deposit and others

				3,915,372		3,163,299		5,933,344

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		189,859		151,403		140,127	Bank of Korea Act and others
	Due from Banks in foreign currencies	China Merchants Bank Guangzhou and others		48,810		28,814		19,266	China’s New Foreign Bank Regulations and others
	Due from others	Eugene Investment & Futures Co., Ltd. and others		17,172		16,537		20,890	Derivatives margin account and others

				255,841		196,754		180,283

			~~W~~	4,171,213	~~W~~	3,360,053	~~W~~	6,113,627

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2011 and 2010, and January 1, 2010 are as follows:

(In millions of Korean won)

Assets pledged	Pledgee	Dec. 31, 2011
		Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	~~W~~	183,280	~~W~~	178,171	Bonds sold under repurchase agreements
	Korea Securities Depository and others		647,363		602,299	Securities lending transactions
	Samsung Futures Inc. and others		105,457		95,956	Derivatives transitions
	Others		8,803		8,395	Other

			944,903		884,821

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transitions

			35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,218		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		661,666		666,807	Derivatives transitions
	Others		1,224,998		1,200,300	Other

			5,566,310		5,549,907

Mortgage loans[1]	Others		1,282,791		1,282,791	Covered Bond

		~~W~~	7,829,373	~~W~~	7,753,271

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

Assets pledged	Pledgee	Dec. 31, 2010
		Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Others	~~W~~	1,800	~~W~~	1,800	Securities lending transactions

			1,800		1,800

Financial assets held for trading	Korea Securities Depository and others		72,693		69,669	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,199,627		1,144,320	Securities lending transactions
	Samsung Futures Inc. and others		24,583		21,771	Derivatives transitions

			1,296,903		1,235,760

Available-for-sale financial assets	Korea Securities Depository and others		228,609		220,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Bank of Korea		706		700	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		21,316		20,869	Derivatives transitions
	Others		619,975		600,000	Other

			895,423		866,569

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		590,579		596,729	Derivatives transitions
	Others		350,417		350,000	Other

			5,556,517		5,605,529

Mortgage loans[1]	Others		1,565,649		1,565,649	Covered bond

		~~W~~	9,316,292	~~W~~	9,275,307

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

Assets pledged	Pledgee	Jan. 1, 2010
		Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	~~W~~	117,883	~~W~~	112,195	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,179,515		1,133,917	Securities lending transactions
	Samsung Futures Inc. and others		41,940		38,145	Derivatives transitions

			1,339,338		1,284,257

Available-for-sale financial assets	Korea Securities Depository and others		325,747		318,531	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,123		5,000	Securities lending transactions
	Bank of Korea		18,197		20,000	Borrowing from Bank of Korea
	Samsung Futures Inc. and others		255,044		234,328	Derivatives transitions
	Others		631,668		623,123	Other

			1,235,779		1,200,982

Held-to-maturity financial assets	Korea Securities Depository and others		3,885,049		3,904,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		126,621		135,000	Securities lending transactions
	Bank of Korea		1,367,734		1,400,000	Borrowings from Bank of Korea
	Bank of Korea		575,164		586,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		575,900		577,070	Derivatives transitions
	Others		350,474		350,000	Other

			6,880,942		6,952,870

Credit card receivables	Others		2,383,407		2,383,407	Covered bond
Mortgage loans[1]	Others		1,790,596		1,790,596	Covered bond

		~~W~~	13,630,062	~~W~~	13,612,112

[1]	Carrying amounts of mortgage loans are the amounts before deducting the related allowance for loan losses.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The fair value of collateral available to sell or repledge as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

(In millions of Korean won)	Dec. 31, 2011
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	1,881,523	~~W~~	—

	~~W~~	1,881,523	~~W~~	—

(In millions of Korean won)	Dec. 31, 2010
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	1,969,883	~~W~~	—

	~~W~~	1,969,883	~~W~~	—

(In millions of Korean won)	Jan. 1, 2010
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	~~W~~	1,590,188	~~W~~	—

	~~W~~	1,590,188	~~W~~	—

Loaned securities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Borrower
Government and public bonds	~~W~~	170,279	~~W~~	880,448	~~W~~	239,362	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		26,766		23,645		30,300	Korea Securities Depository and others

	~~W~~	197,045	~~W~~	904,093	~~W~~	269,662

Securities borrowed as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Borrower
Government and public bonds	~~W~~	18,422	~~W~~	656,243	~~W~~	543,076	Korea Securities Finance Corp., Korea Securities Depository
Stocks		52,075		33,622		8,101	Korea Securities Depository and others

	~~W~~	70,497	~~W~~	689,865	~~W~~	551,177

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,924,542	~~W~~	—	~~W~~	—
Swaps		110,920,785		519,217		653,983
Options		11,997,483		69,952		69,979

		124,842,810		589,169		723,962

Currency
Forwards		31,316,223		916,479		405,570
Futures[1]		212,052		—		125
Swaps		16,341,586		509,085		551,918
Options		348,643		3,151		1,401

		48,218,504		1,428,715		959,014

Stock and index
Futures[1]		85,419		—		—
Swaps		97,942		1,416		6,385
Options		1,049,752		198,295		213,668

		1,233,113		199,711		220,053

Product
Forwards		3,351		279		—

		3,351		279		—

Other		60,000		2,440		2,314

	~~W~~	174,357,778	~~W~~	2,220,314	~~W~~	1,905,343

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,067,923	~~W~~	—	~~W~~	—
Swaps		94,605,711		472,076		666,254
Options		10,401,894		48,480		47,202

		106,075,528		520,556		713,456

Currency
Forwards		36,849,872		874,400		308,487
Futures[1]		609,989		—		—
Swaps		16,870,518		932,319		813,419
Options		1,017,904		14,139		14,332

		55,348,283		1,820,858		1,136,238

Stock and index
Futures[1]		168,621		—		—
Swaps		7,638		2,114		—
Options		2,099,162		40,663		143,359

		2,275,421		42,777		143,359

Credit
Swaps		200,000		1,958		—

		200,000		1,958		—

Other		60,000		3,742		3,568

	~~W~~	163,959,232	~~W~~	2,389,891	~~W~~	1,996,621

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivative financial instruments for trading as of January 1, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	3,770,071	~~W~~	—	~~W~~	—
Swaps		87,443,588		501,649		725,419
Options		7,053,481		23,222		21,390

		98,267,140		524,871		746,809

Currency
Forwards		35,780,010		1,422,589		464,595
Futures[1]		1,674,176		39		24
Swaps		18,755,961		1,040,675		1,227,231
Options		3,264,266		187,884		88,832

		59,474,413		2,651,187		1,780,682

Stock and index
Futures[1]		75,044		—		—
Swaps		171,400		11,330		45,438
Options		2,871,493		79,320		277,294

		3,117,937		90,650		322,732

Credit
Swaps		200,000		2,128		—

		200,000		2,128		—

Product

Forwards		41,727		2,412		2,388

		41,727		2,412		2,388

Other		60,000		5,608		5,390

	~~W~~	161,161,217	~~W~~	3,276,856	~~W~~	2,858,001

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,343,294	~~W~~	206,560	~~W~~	12,564
Currency
Swap		1,153,300		—		127,780
Other		190,000		—		12,800

	~~W~~	5,686,594	~~W~~	206,560	~~W~~	153,144

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of derivatives designated as fair value hedging instruments as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,440,700	~~W~~	205,230	~~W~~	21,205
Currency
Swap		1,138,900		—		193,376
Other		190,000		—		25,157

	~~W~~	5,769,600	~~W~~	205,230	~~W~~	239,738

The details of derivatives designated as fair value hedging instruments as of January 1, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,988,590	~~W~~	115,535	~~W~~	78,740
Currency
Swap		1,167,600		—		167,130
Other		190,000		—		34,523

	~~W~~	6,346,190	~~W~~	115,535	~~W~~	280,393

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Gains (losses) on hedging instruments	~~W~~	108,507	~~W~~	102,691
Gains (losses) on the hedged item attributable to the hedged risk		(84,914)		(87,292)

	~~W~~	23,593	~~W~~	15,399

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	350,000	~~W~~	—	~~W~~	1,086
Currency
Swap		345,990		21,581		—

	~~W~~	695,990	~~W~~	21,581	~~W~~	1,086

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Meanwhile, there were no derivatives designated as cash flow hedging instruments as of December 31, 2010, or January 1, 2010.

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Gains(losses) on hedging instruments	~~W~~	21,631
Gains(losses) on the hedged item attributable to the hedged risk		21,631
Ineffectiveness recognized in profit or loss		—

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Amount recognized in other comprehensive income	~~W~~	21,631
Amount reclassified from equity to profit or loss		(23,193)
Tax effect		241

	~~W~~	(1,321)

10. Loans

Loans as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	215,155,061	~~W~~	201,065,468	~~W~~	199,709,250
Deferred loan origination fees and costs		399,871		311,712		246,348
Less: Allowances for loan losses		(3,447,905)		(3,756,176)		(3,268,754)

Carrying amount	~~W~~	212,107,027	~~W~~	197,621,004	~~W~~	196,686,844

Loans to banks as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	3,987,658	~~W~~	2,819,202	~~W~~	2,158,108
Less: Allowances for loan losses		(334)		(1,158)		(1,665)

Carrying amount	~~W~~	3,987,324	~~W~~	2,818,044	~~W~~	2,156,443

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans to customers other than banks as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	103,855,183	~~W~~	80,355,474	~~W~~	—	~~W~~	184,210,657
Loans in foreign currencies		70,022		4,071,464		—		4,141,486
Domestic import usance bills		—		4,277,672		—		4,277,672
Off-shore funding loans		—		893,289		—		893,289
Call loans		—		1,092,895		—		1,092,895
Bills bought in Korean won		—		104,487		—		104,487
Bills bought in foreign currencies		—		2,723,066		—		2,723,066
Guarantee payments under payment guarantee		—		56,511		—		56,511
Credit card receivables in won		—		—		12,420,308		12,420,308
Credit card receivables in foreign currencies		—		—		959		959
Bonds purchased under repurchase agreements		—		829,500		—		829,500
Privately placed bonds		—		816,444		—		816,444

		103,925,205		95,220,802		12,421,267		211,567,274
Allowances		(635,476)		(2,461,713)		(350,382)		(3,447,571)

	~~W~~	103,289,729	~~W~~	92,759,089	~~W~~	12,070,885	~~W~~	208,119,703

Proportion (%)		49.12		45.01		5.87		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	98,996,739	~~W~~	74,248,496	~~W~~	—	~~W~~	173,245,235
Loans in foreign currencies		65,681		4,314,827		—		4,380,508
Domestic import usance bills		—		2,611,208		—		2,611,208
Off-shore funding loans		—		962,305		—		962,305
Call loans		—		143,213		—		143,213
Bills bought in Korean won		—		21,731		—		21,731
Bills bought in foreign currencies		—		2,226,960		—		2,226,960
Guarantee payments under payment guarantee		—		191,050		—		191,050
Credit card receivables in Korean won		—		—		12,409,606		12,409,606
Credit card receivables in foreign currencies		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		230,000
Privately placed bonds		—		2,135,238		—		2,135,238

		99,062,420		87,085,028		12,410,530		198,557,978
Allowances		(520,843)		(2,906,610)		(327,565)		(3,755,018)

	~~W~~	98,541,577	~~W~~	84,178,418	~~W~~	12,082,965	~~W~~	194,802,960

Proportion (%)		49.89		43.86		6.25		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	98,315,503	~~W~~	74,534,415	~~W~~	—	~~W~~	172,849,918
Loans in foreign currencies		54,686		4,534,360		—		4,589,046
Domestic import usance bills		—		2,354,936		—		2,354,936
Off-shore funding loans		—		1,134,125		—		1,134,125
Call loans		—		119,627		—		119,627
Bills bought in Korean won		—		19,179		—		19,179
Bills bought in foreign currencies		—		2,059,861		—		2,059,861
Guarantee payments under payment guarantee		—		59,090		—		59,090
Credit card receivables in Korean won		—		—		11,364,023		11,364,023
Credit card receivables in foreign currencies		—		—		830		830
Privately placed bonds		—		3,246,837		—		3,246,837
Due from factor		—		18		—		18

		98,370,189		88,062,448		11,364,853		197,797,490
Allowances		(415,340)		(2,514,803)		(336,946)		(3,267,089)

	~~W~~	97,954,849	~~W~~	85,547,645	~~W~~	11,027,907	~~W~~	194,530,401

Proportion (%)		49.73		44.52		5.75		100.00

The changes in deferred loan origination fees and costs for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	365,774	~~W~~	254,099	~~W~~	171,751	~~W~~	—	~~W~~	448,122
Other origination costs		—		263		62		—		201

		365,774		254,362		171,813		—		448,323

Deferred loan origination fees
Loans in Korean won		46,245		17,723		20,726		—		43,242
Credit card		2,438		—		2,332		—		106
Other origination fees		5,379		2,211		2,487		1		5,104

		54,062		19,934		25,545		1		48,452

	~~W~~	311,712	~~W~~	234,428	~~W~~	146,268	~~W~~	(1)	~~W~~	399,871

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	326,475	~~W~~	152,591	~~W~~	113,292	~~W~~	—	~~W~~	365,774

		326,475		152,591		113,292		—		365,774

Deferred loan origination fees
Loans in Korean won		55,334		17,052		26,141		—		46,245
Credit card		17,249		5,661		20,472		—		2,438
Other origination fees		7,544		1,749		3,912		(2)		5,379

		80,127		24,462		50,525		(2)		54,062

	~~W~~	246,348	~~W~~	128,129	~~W~~	62,767	~~W~~	2	~~W~~	311,712

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	520,842	~~W~~	2,907,747	~~W~~	327,587	~~W~~	3,756,176
Written-off		(286,895)		(1,481,877)		(412,642)		(2,181,414)
Recoveries from written-off loans		119,925		166,696		203,658		490,279
Sale		(17,947)		(221,809)		(94)		(239,850)
Provision(Reversal)[1]		295,871		1,115,831		232,932		1,644,634
Other changes		3,680		(24,541)		(1,059)		(21,920)

Ending	~~W~~	635,476	~~W~~	2,462,047	~~W~~	350,382	~~W~~	3,447,905

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total

Beginning	~~W~~	415,340	~~W~~	2,516,459	~~W~~	336,955	~~W~~	3,268,754
Written-off		(274,179)		(1,615,992)		(388,759)		(2,278,930)
Recoveries from written-off loans		129,864		136,447		246,138		512,449
Sale		(16,217)		(176,044)		(1,103)		(193,364)
Provision(Reversal)[1]		264,966		2,065,676		133,224		2,463,866
Other changes		1,068		(18,799)		1,132		(16,599)

Ending	~~W~~	520,842	~~W~~	2,907,747	~~W~~	327,587	~~W~~	3,756,176

[1]

Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees(Note 23), provision for financial guarantee contracts(Note 23), and provision for other financial asset(Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ~~W~~14,118,853 million, ~~W~~13,105,365 million and ~~W~~11,725,914 million, as of December 31, 2011 and 2010, and January 1, 2010, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2011 and 2010, and January 1, 2010, is as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010

Loans	~~W~~	215,554,932	~~W~~	201,377,180	~~W~~	199,955,598
Allowances for loan losses		3,447,905		3,756,176		3,268,754
Ratio (%)		1.60		1.87		1.63

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	1,507,503	~~W~~	742,484	~~W~~	1,167,056
Financial bonds		2,837,144		2,106,979		2,480,909
Corporate bonds		586,416		459,481		461,517
Asset-backed securities		134,943		171,712		116,450
Others		110,518		56,043		59,718
Equity securities:
Stocks		187,181		57,933		143,400
Beneficiary certificates		224,927		358,295		146,131
Others		28,625		14,835		16,781

		5,617,257		3,967,762		4,591,962

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		—		139		529
Equity securities:
Beneficiary certificates		134,160		45,412		—
Derivative linked securities		574,687		—		—

		708,847		45,551		529

Total financial assets at fair value through profit or loss	~~W~~	6,326,104	~~W~~	4,013,313	~~W~~	4,592,491

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	5,988,659	~~W~~	6,741,084	~~W~~	6,782,883
Financial bonds		6,432,081		5,758,716		5,913,528
Corporate bonds		5,375,387		4,586,077		3,951,988
Asset-backed securities		1,757,482		1,830,881		2,017,426
Others		180,922		208,966		203,735
Equity securities:
Stocks		1,911,108		1,910,970		1,982,409
Equity investments		87,917		85,131		64,210
Beneficiary certificates		643,468		1,159,723		905,244

		22,377,024		22,281,548		21,821,423

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,435,754		6,339,677		5,753,518
Financial bonds		1,125,326		1,215,746		2,722,770
Corporate bonds		6,155,467		5,960,379		4,497,002
Asset-backed securities		338,611		392,300		241,997

		13,055,158		13,908,102		13,215,287

Total financial investments	~~W~~	35,432,182	~~W~~	36,189,650	~~W~~	35,036,710

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2011 and 2010 , are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(51,072)	~~W~~	—	~~W~~	(51,072)
Held-to-maturity financial assets		(150)		117		(33)

	~~W~~	(51,222)	~~W~~	117	~~W~~	(51,105)

	Dec. 31, 2010
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(48,184)	~~W~~	—	~~W~~	(48,184)
Held-to-maturity financial assets		(523)		4		(519)

	~~W~~	(48,707)	~~W~~	4	~~W~~	(48,703)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

13. Investments in associates and joint ventures

Investments in associates and joint ventures as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Dec. 31, 2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	125,597	~~W~~	128,778	~~W~~	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		3,766	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit Ordinary share[2],[5]	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		28,850		28,840		28,831	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],[5]	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,247		2,247	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,451		1,451	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,454		3,454	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	19.90		820		789		789	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,049		104,049	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		—		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		143,437	Other finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd.	100.00		2,140		(1,270)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd.[5]	100.00		692		692		692	Manufacture of electronic components	China

		~~W~~	1,456,259	~~W~~	797,501	~~W~~	892,132

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(in millions of Korean won)
	Dec. 31, 2010
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	116,534	~~W~~	120,274	~~W~~	120,274	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,194		3,194	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		85,622		85,622	Other finance	Korea
JSC Bank CenterCredit Ordinary share[2],[5]	29.56		954,104		268,387		390,157	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		10,500		10,469		10,438	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],[5]	3.23		1,031		1,034		1,034	SPAC	Korea
Powerrex Corporation Co., Ltd.[4]	18.75		1,500		1,951		1,951	Manufacture of machine	Korea
Semiland Co., Ltd.	21.32		1,470		2,095		2,095	Manufacture	Korea
Seho Robo Ind. Co., Ltd.	22.73		223		820		820	Manufacture of machine	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,438		1,438	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,385		3,385	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	20.40		820		857		857	Manufacture of semiconductor equipment	Korea
Solice Co., Ltd.	20.30		2,007		2,007		2,007	Manufacture of semiconductor equipment	Korea
KT Wibro infrastructure	40.34		100,000		100,139		100,139	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		—		—	Housing	Korea
IlssanElecom (Shenyang) Co., Ltd.	100.00		2,140		(960)		—	Manufacture of electronic components

			1,284,895		600,712		723,411

Joint venture
Burrill-KB Life Science Fund	35.53		372		—		—	New growth power biotech corporation investment	Korea

		~~W~~	1,285,267	~~W~~	600,712	~~W~~	723,411

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(in millions of Korean won)	Jan. 1, 2010
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	110,962	~~W~~	114,623	~~W~~	114,623	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		2,769		2,769	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		12,250		11,992		11,992	Other finance	Korea
JSC Bank CenterCredit[2],[5]	30.52		817,539		226,940		474,502	Banking	Kazakhstan
Powerrex Corporation Co., Ltd.[4]	18.75		1,500		1,782		1,782	Manufacture of machine	Korea
Semiland Co., Ltd.	24.42		1,470		1,886		1,886	Manufacture	Korea
Seho Robo Ind. Co., Ltd.	22.73		223		605		605	Manufacture of machine	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,500		1,500	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,508		3,508	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	14.29		500		500		500	Manufacture of semiconductor equipment	Korea
Ray Co., Ltd.[1]	10.88		1,050		1,050		1,050	Manufacture of radiation equipment	Korea

			955,002		367,155		614,717

Joint venture
Burrill-KB Life Science Fund	—		—		—		—	New growth power biotech corporation investment	Korea

		~~W~~	955,002	~~W~~	367,155	~~W~~	614,717

[1]

As of December 31, 2011 and 2010, and January 1, 2010, the Group represents on governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Ray Co., Ltd. and business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in DS Plant Co., Ltd. and Testian Co., Ltd. are 21.05%, 27.39%(December 31, 2010 : 27.39%, January 1, 2010 : 23.81%), respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account as of December 31, 2011.

[4]

The Group’s ownership in Powerrex Corporation Co., Ltd. are 33.54%, 33.54% respectively, when the potential voting rights from redeemable convertible preference shares held by the Group are taken into account as of December 31, 2010 and January 1, 2010.

[5]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2011 and 2010, and January 1, 2010, are ~~W~~89,669 million, ~~W~~217,164 million and ~~W~~262,601 million, respectively and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2011 is ~~W~~47 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Summarized financial information on associates and joint ventures:

	Dec. 31, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Profit (loss)
Associates
Balhae Infrastructure Fund	~~W~~	1,023,825	~~W~~	2,187	~~W~~	971,835	~~W~~	1,021,638	~~W~~	63,530	~~W~~	55,069
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		40,535		6,357
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		468,220		106,274
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		352,383		10,627
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		2,210		1,065
KB Global Star Game & Apps SPAC		21,755		1,260		862		20,495		—		173
Semiland Co., Ltd.		11,074		6,080		985		4,994		5,996		387
Serit Platform Co., Ltd.		5,985		3,590		1,000		2,395		4,617		(203)
Sehwa Electronics Co., Ltd.		27,378		11,487		1,050		15,891		13,812		43
Testian Co., Ltd.		2,442		1,651		1,030		791		426		62
DS Plant Co., Ltd.		10,431		7,166		600		3,265		12,518		601
KT Wibro infrastructure		277,933		25,963		24,792		251,970		1,719		2,310
Joam Housing Development Co., Ltd.		85,714		89,485		50		(3,771)		18,451		(828)
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		58,529		5,942
IlssanElecom (Shenyang) Co., Ltd.		1,094		2,364		2,140		(1,270)		4,360		(205)
Qingdao Danam Electronics Co., Ltd.		1,394		702		4,733		692		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Profit (loss)
Associates
Balhae Infrastructure Fund	~~W~~	956,234	~~W~~	2,061	~~W~~	903,305	~~W~~	954,173	~~W~~	66,474	~~W~~	58,580
Korea Credit Bureau Co., Ltd.		44,983		9,507		10,000		35,476		33,055		4,709
UAMCO., Ltd.		1,782,180		1,292,911		2,430		489,269		27,204		4,745
JSC Bank CenterCredit		9,451,778		8,811,764		546,794		640,014		240,362		(232,669)
KoFC KBIC Frontier Champ 2010-5(PEF)		20,991		53		21,000		20,938		—		(63)
KB Global Star Game & Apps SPAC		21,124		1,206		862		19,918		—		(898)
Powerrex Corporation Co., Ltd.		16,020		13,218		800		2,802		7,675		(500)
Semiland Co., Ltd.		9,660		5,072		985		4,588		5,902		550
Seho Robo Ind. Co., Ltd.		8,696		5,087		966		3,609		6,147		949
Serit Platform Co., Ltd.		6,646		4,460		1,000		2,186		3,185		(284)
Sehwa Electronics Co., Ltd.		31,511		15,955		1,050		15,556		21,903		(532)
Testian Co., Ltd.		2,442		1,549		1,005		893		274		54
Solice Co., Ltd.		15,231		9,823		2,291		5,408		13,673		286
KT Wibro infrastructure		255,680		7,619		24,792		248,061		—		139
Joam Housing Development Co., Ltd.		68,763		71,707		50		(2,944)		595		(2,994)
IlssanElecom (Shenyang) Co., Ltd.		1,895		2,855		2,140		(960)		3,620		17
Joint venture
Burrill-KB Life Science Fund		—		1,612		1,048		(1,612)		1		(2,048)

	Jan. 1, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity
Associates
Balhae Infrastructure Fund	~~W~~	911,332	~~W~~	1,985	~~W~~	880,301	~~W~~	909,347
Korea Credit Bureau Co., Ltd.		36,807		6,040		10,000		30,767
UAMCO., Ltd.		68,710		185		350		68,525
JSC Bank CenterCredit		9,114,674		8,371,096		414,001		743,578
Powerrex Corporation Co., Ltd.		21,547		18,244		800		3,303
Semiland Co., Ltd.		8,771		4,716		985		4,055
Seho Robo Ind. Co., Ltd.		6,344		3,684		966		2,660
Serit Platform Co., Ltd.		6,213		3,742		1,000		2,471
Sehwa Electronics Co., Ltd.		29,891		13,750		1,050		16,141
Testian Co., Ltd.		1,793		1,474		875		319
Ray Co., Ltd.		1,795		2,021		965		(226)
Joint venture
Burrill-KB Life Science Fund		—		612		—		(612)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in investments in associates and joint ventures for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other compre- hensive income		Impair- ment loss		Others		Ending
Associates

Balhae Infrastructure Fund	~~W~~	120,274	~~W~~	9,063	~~W~~	(7,501)	~~W~~	6,942	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	128,778
Korea Credit Bureau Co., Ltd.		3,194		—		—		572		—		—		—		3,766
UAMCO., Ltd.		85,622		—		—		23,909		—		—		—		109,531
JSC Bank CenterCredit[1]		390,157		—		(3)		(4,652)		45		(20,488)		—		365,059
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		18,350		—		554		(511)		—		—		28,831
KB Global Star Game & Apps SPAC		1,034		(1,011)		—		17		(6)		—		14		48
Powerrex Corporation Co., Ltd.		1,951		—		—		(1,951)		—		—		—		—
Semiland Co., Ltd.		2,095		—		(11)		163		—		—		—		2,247
Seho Robo Ind. Co., Ltd.		820		(1,358)		—		538		—		—		—		—
Serit Platform Co., Ltd.		1,438		—		—		13		—		—		—		1,451
Sehwa Electronics Co., Ltd.		3,385		—		—		53		16		—		—		3,454
Testian Co., Ltd.		857		—		—		(68)		—		—		—		789
Solice Co., Ltd.		2,007		(2,007)		—		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		3,910		—		—		—		104,049
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		148,000		—		(4,563)		—		—		—		143,437
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		—		692		—		—		—		—		—		692

		723,411		171,729		(7,515)		25,437		(456)		(20,488)		14		892,132

Joint venture
Burrill-KB Life Science Fund		—		—		—		—		—		—		—		—

	~~W~~	723,411	~~W~~	171,729	~~W~~	(7,515)	~~W~~	25,437	~~W~~	(456)	~~W~~	(20,488)	~~W~~	14	~~W~~	892,132

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other compre- hensive income		Impairment loss		Ending
Associates

Balhae Infrastructure Fund	~~W~~	114,623	~~W~~	5,572	~~W~~	(7,305)	~~W~~	7,384	~~W~~	—	~~W~~	—		~~W~~ 120,274
Korea Credit Bureau Co., Ltd.		2,769		—		—		425		—		—		3,194
UAMCO., Ltd.		11,992		72,800		—		830		—		—		85,622
JSC Bank CenterCredit[1]		474,502		136,565		(3)		(92,136)		(2,009)		(126,762)		390,157
KoFC KBIC Frontier Champ 2010-5(PEF)		—		10,500		—		(62)		—		—		10,438
KB Global Star Game & Apps SPAC		—		1,033		—		(4)		5		—		1,034
Powerrex Corporation Co., Ltd.		1,782		—		—		169		—		—		1,951
Semiland Co., Ltd.		1,886		—		(11)		220		—		—		2,095
Seho Robo Ind. Co., Ltd.		605		—		—		215		—		—		820
Serit Platform Co., Ltd.		1,500		—		—		(62)		—		—		1,438
Sehwa Electronics Co., Ltd.		3,508		—		(11)		(112)		—		—		3,385
Testian Co., Ltd.		500		320		—		37		—		—		857
Solice Co., Ltd.		—		2,007		—		—		—		—		2,007
Ray Co., Ltd.		1,050		(1,050)		—		—		—		—		—
KT Wibro infrastructure		—		100,000		—		139		—		—		100,139
Joam Housing Development Co., Ltd.		—		8		—		(8)		—		—		—
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—

		614,717		327,755		(7,330)		(82,965)		(2,004)		(126,762)		723,411

Joint ventures
Burrill-KB Life Science Fund		—		372		—		(372)		—		—		—

	~~W~~	614,717	~~W~~	328,127	~~W~~	(7,330)	~~W~~	(83,337)	~~W~~	(2,004)	~~W~~	(126,762)	~~W~~	723,411

[1]

Kazakhstan has been experiencing liquidity problems and roll-over of borrowings in the financial sector due to depression of its domestic economy mainly driven by delays of recovery in the local real estate market and global credit crunch. The Group determined that the decrease in the investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2011 and 2010, amounts to ~~W~~365,059 million and ~~W~~390,157 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ~~W~~385,547 million and ~~W~~516,919 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Accumulated unrecognized share of losses of an associate and joint venture due to discontinued recognition of Group’s share of losses as of December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	~~W~~	(566)	~~W~~	—
IlssanElecom(Shenyang) Co., Ltd.		(1,165)		(105)

	Dec. 31, 2010
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	~~W~~	(442)	~~W~~	—
IlssanElecom(Shenyang) Co., Ltd.		(960)		—
Burrill-KB Life Science Fund		(200)		—

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,022,943	~~W~~	—	~~W~~	(581)	~~W~~	2,022,362
Buildings		1,200,813		(301,947)		(2,661)		896,205
Leasehold improvements		484,328		(424,742)		—		59,586
Equipment and vehicles		1,710,477		(1,513,746)		—		196,731
Construction in-progress		1,075		—		—		1,075
Financial lease assets		43,756		(33,695)		—		10,061

	~~W~~	5,463,392	~~W~~	(2,274,130)	~~W~~	(3,242)	~~W~~	3,186,020

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,023,447	~~W~~	—	~~W~~	(583)	~~W~~	2,022,864
Buildings		1,168,155		(274,267)		(2,668)		891,220
Leasehold improvements		429,790		(379,156)		—		50,634
Equipment and vehicles		1,640,867		(1,466,049)		—		174,818
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

	~~W~~	5,295,423	~~W~~	(2,141,912)	~~W~~	(3,251)	~~W~~	3,150,260

	Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,010,300	~~W~~	—	~~W~~	(586)	~~W~~	2,009,714
Buildings		1,138,390		(245,309)		(3,498)		889,583
Leasehold improvements		397,499		(335,781)		—		61,718
Equipment and vehicles		1,781,709		(1,507,631)		—		274,078
Construction in-progress		350		—		—		350
Financial lease assets		33,045		(10,577)		—		22,468

	~~W~~	5,361,293	~~W~~	(2,099,298)	~~W~~	(4,084)	~~W~~	3,257,911

The changes in property and equipment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	~~W~~	2,022,864	~~W~~	195	~~W~~	(706)	~~W~~	(18)	~~W~~	—	~~W~~	27	~~W~~	2,022,362
Buildings		891,220		3,019		30,207		(26)		(28,307)		92		896,205
Leasehold improvements		50,634		11,414		39,195		(423)		(47,447)		6,213		59,586
Equipment and vehicles		174,818		160,319		—		(847)		(137,559)		—		196,731
Construction in-progress		119		76,258		(75,302)		—		—		—		1,075
Financial lease assets		10,605		10,700		—		—		(11,244)		—		10,061

	~~W~~	3,150,260	~~W~~	261,905	~~W~~	(6,606)	~~W~~	(1,314)	~~W~~	(224,557)	~~W~~	6,332	~~W~~	3,186,020

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ~~W~~122 million recorded in other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	~~W~~	2,009,714	~~W~~	—	~~W~~	12,475	~~W~~	(1,437)	~~W~~	—	~~W~~	2,112	~~W~~	2,022,864
Buildings		889,583		40		28,622		(1,022)		(27,395)		1,392		891,220
Leasehold improvements		61,718		1,366		27,346		(169)		(44,887)		5,260		50,634
Equipment and vehicles		274,078		67,066		—		(379)		(166,011)		64		174,818
Construction in-progress		350		52,307		(52,538)		—		—		—		119
Financial lease assets		22,468		—		—		—		(11,863)		—		10,605

	~~W~~	3,257,911	~~W~~	120,779	~~W~~	15,905	~~W~~	(3,007)	~~W~~	(250,156)	~~W~~	8,828	~~W~~	3,150,260

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ~~W~~96 million recorded in other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

Dec. 31, 2011
Beginning	Impairment	Reversal	Others	Ending
~~W~~ (3,251)	~~W~~ —	~~W~~ —	~~W~~ 9	~~W~~ (3,242)

(In millions of Korean won)

Dec. 31, 2010
Beginning	Impairment	Reversal	Others	Ending
~~W~~ (4,084)	~~W~~ —	~~W~~ —	~~W~~ 833	~~W~~ (3,251)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of investment property as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	37,451	~~W~~	—	~~W~~	37,451
Buildings		18,961		(4,860)		14,101

	~~W~~	56,412	~~W~~	(4,860)	~~W~~	51,552

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	38,633	~~W~~	—	~~W~~	38,633
Buildings		18,941		(4,653)		14,288

	~~W~~	57,574	~~W~~	(4,653)	~~W~~	52,921

	Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	~~W~~	50,037	~~W~~	—	~~W~~	50,037
Buildings		23,524		(5,584)		17,940

	~~W~~	73,561	~~W~~	(5,584)	~~W~~	67,977

As of December 31, 2011 and 2010, and January 1, 2010, fair values of the investment properties amount to ~~W~~48,996 million, ~~W~~52,740 million and, ~~W~~67,471 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2011 and 2010, amounts to ~~W~~683 million and ~~W~~1,122 million, respectively.

The changes in investment property for the year ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	38,633	~~W~~	(1,182)	~~W~~	—	~~W~~	37,451
Buildings		14,288		264		(451)		14,101

	~~W~~	52,921	~~W~~	(918)	~~W~~	(451)	~~W~~	51,552

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending
Land	~~W~~	50,037	~~W~~	(11,404)	~~W~~	—	~~W~~	38,633
Buildings		17,940		(3,205)		(447)		14,288

	~~W~~	67,977	~~W~~	(14,609)	~~W~~	(447)	~~W~~	52,921

Property and equipment insured as of December 31, 2011 and 2010, and January 1, 2010 are as follows:

(in millions of Korean won)

Type	Assets insured	Insurance coverage						Insurance company
		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
General property	Buildings[1]	~~W~~	1,061,097	~~W~~	986,576	~~W~~	965,269	Samsung Fire &
insurance	Leasehold improvements		134,595		144,267		172,467	Marine Insurance Co.,
	Equipment and vehicles and others		179,804		168,920		342,144	Ltd. and others

		~~W~~	1,375,496	~~W~~	1,299,763	~~W~~	1,479,880

[1]	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2011 and 2010, and January 1, 2010 are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	~~W~~	143,209	~~W~~	—	~~W~~	—	~~W~~	143,209
Other intangible assets		760,538		(421,380)		(13,926)		325,232

	~~W~~	903,747	~~W~~	(421,380)	~~W~~	(13,926)	~~W~~	468,441

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Goodwill	~~W~~	143,209	~~W~~	—	~~W~~	143,209
Other intangible assets		670,899		(309,188)		361,711

	~~W~~	814,108	~~W~~	(309,188)	~~W~~	504,920

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Goodwill	~~W~~	136,755	~~W~~	—	~~W~~	136,755
Other intangible assets		471,955		(206,133)		265,822

	~~W~~	608,710	~~W~~	(206,133)	~~W~~	402,577

The details of goodwill as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount		Acquisition Cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454		—		—

	~~W~~	143,209	~~W~~	143,209	~~W~~	143,209	~~W~~	143,209	~~W~~	136,755	~~W~~	136,755

The goodwill related to Housing & Commercial Bank (“H&CB”), KB Cambodia Bank and KB Investment Securities arose prior to the K-IFRS transition date, and the carrying amount of goodwill as of the K-IFRS transition date was its carrying amount in accordance with previous Korean GAAP.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2011, are as follows:

(In millions of Korean won)

	Housing & Commercial Bank				KB Cambodia Bank[1]		KB Investment Securities[1]		Powernet Technologies Co., Ltd.[1]		Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	1,202	~~W~~	70,265	~~W~~	6,454	~~W~~	143,209
Recoverable amount exceeded carrying amount		114,763		96,851		893		48,176		1,157		261,840
Discount rate (%)		16.0		15.0		18.9		16.4		15.5
Permanent growth rate(%)		2.3		2.3		4.7		2.3		2.3

[1]

KB Cambodia Co., Ltd. is categorized as “Foreign Entities” and KB Investment & Securities Co., Ltd. and Powernet Technologies Co., Ltd. are categorized as “Others” for the purpose of segment information (Note 5).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~65,288 million related to goodwill acquired in merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~49,315 million and ~~W~~15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.3% for Retail Banking, Corporate Banking, KB Investment Securities, and Powernet Technologies Co., Ltd. and 4.7% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,025	~~W~~	(919)	~~W~~	—	~~W~~	106
Software		556,739		(340,421)		—		216,318
Other intangible assets		183,714		(69,396)		(13,926)		100,392
Finance leases assets		19,060		(10,644)		—		8,416

	~~W~~	760,538	~~W~~	(421,380)	~~W~~	(13,926)	~~W~~	325,232

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	~~W~~	955	~~W~~	(870)	~~W~~	85
Software		495,715		(238,178)		257,537
Other intangible assets		160,573		(64,261)		96,312
Finance leases assets		13,656		(5,879)		7,777

	~~W~~	670,899	~~W~~	(309,188)	~~W~~	361,711

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	~~W~~	946	~~W~~	(832)	~~W~~	114
Software		305,963		(145,082)		160,881
Other intangible assets		151,390		(57,753)		93,637
Finance leases assets		13,656		(2,466)		11,190

	~~W~~	471,955	~~W~~	(206,133)	~~W~~	265,822

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	85	~~W~~	28	~~W~~	—	~~W~~	—	~~W~~	(42)	~~W~~	35	~~W~~	106
Software		257,537		64,826		—		435		(106,480)		—		216,318
Other intangible assets		96,312		34,142		(9,310)		(435)		(6,361)		(13,956)		100,392
Finance leases assets		7,777		5,404		—		—		(4,765)		—		8,416

	~~W~~	361,711	~~W~~	104,400	~~W~~	(9,310)	~~W~~	—	~~W~~	(117,648)	~~W~~	(13,921)	~~W~~	325,232

[1]	Including ~~W~~41 million recorded in other operating expenses in the statement of comprehensive income.

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Acquisition		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	114	~~W~~	9	~~W~~	(38)	~~W~~	—	~~W~~	85
Software		160,881		184,293		(87,637)		—		257,537
Other intangible assets		93,637		8,821		(6,143)		(3)		96,312
Finance leases assets		11,190		—		(3,413)		—		7,777

	~~W~~	265,822	~~W~~	193,123	~~W~~	(97,231)	~~W~~	(3)	~~W~~	361,711

[1]	Including ~~W~~46 million recorded in other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in accumulated impairment losses on intangible assets for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	Beginning[1]		Impairment		Reversal		Others		Ending
Accumulated impairment losses on intangible assets	~~W~~	—	~~W~~	(13,926)	~~W~~	—	~~W~~	—	~~W~~	(13,926)

[1]	As of December 31, 2010, there are no accumulated impairment losses on intangible assets.

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	113,752	~~W~~	(115)	~~W~~	113,637
Allowances for loan losses		200		(2,574)		(2,374)
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,069		—		4,069
Provisions for guarantees		75,326		—		75,326
Losses(gains) from valuation on derivatives		1,584		(109,427)		(107,843)
Present value discount		3,770		(12,603)		(8,833)
Losses(gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(91,147)		(91,147)
Deferred loan origination fees and costs		49		(96,848)		(96,799)
Gains from revaluation		—		(276,505)		(276,505)
Investments in subsidiaries and others		24,943		(41,541)		(16,598)
Derivative linked securities		444,766		(446,837)		(2,071)
Others		433,962		(254,709)		179,253

		1,133,793		(1,332,306)		(198,513)
Off-setting of deferred income tax assets and liabilities		(1,111,464)		1,111,464		—

	~~W~~	22,329	~~W~~	(220,842)	~~W~~	(198,513)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	130,669	~~W~~	(32)	~~W~~	130,637
Allowances for loan losses		4,642		(13,916)		(9,274)
Impairment losses on property and equipment		1,537		—		1,537
Interest on equity index-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provisions for guarantees		99,484		—		99,484
Losses(gains) from valuation on derivatives		989		(122,808)		(121,819)
Present value discount		—		(16,147)		(16,147)
Losses(gains) from fair value hedged item		28,517		—		28,517
Accrued interest		—		(92,135)		(92,135)
Deferred loan origination fees and costs		41		(69,773)		(69,732)
Advanced depreciation provisions		—		(111,542)		(111,542)
Losses(gains) from revaluation		—		(251,418)		(251,418)
Dividends from SPEs		564		—		564
Investments in subsidiaries and others		46,354		(27,662)		18,692
Others		323,185		(215,769)		107,416

		641,672		(921,202)		(279,530)
Off-setting of deferred income tax assets and liabilities		(637,627)		637,627		—

	~~W~~	4,045	~~W~~	(283,575)	~~W~~	(279,530)

	Jan. 1, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	186,852	~~W~~	(81,774)	~~W~~	105,078
Allowances for loan losses		2,926		(128,378)		(125,452)
Impairment losses on property and equipment		2,097		—		2,097
Interest on equity index-linked deposits		2,010		—		2,010
Provisions for guarantees		32,546		(10,978)		21,568
Losses(gains) from valuation on derivatives		4,197		(109,220)		(105,023)
Present value discount		—		(6,642)		(6,642)
Losses(gains) from fair value hedged item		—		(26,328)		(26,328)
Accrued interest		181		(21,343)		(21,162)
Deferred loan origination fees and costs		53		(55,261)		(55,208)
Advanced depreciation provisions		—		(111,542)		(111,542)
Losses(gains) from revaluation		—		(251,629)		(251,629)
Investments in subsidiaries and others		46,701		(2,583)		44,118
Others		361,614		(221,634)		139,980

		639,177		(1,027,312)		(388,135)
Off-setting of deferred income tax assets and liabilities		(622,673)		622,673		—

	~~W~~	16,504	~~W~~	(404,639)	~~W~~	(388,135)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~47,625 million associated with investment in subsidiaries and associates as of December 31, 2011, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~65,288 million arising from the initial recognition of goodwill as of December 31, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~3,279,925 million associated with investments in subsidiaries and others as of December 31, 2011, because it is not probable that the temporary differences will reverse in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~2,546 million, ~~W~~365 million, ~~W~~80,204 million and ~~W~~88,939 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2011, due to the uncertainty that these will be realized in the future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in cumulative temporary differences for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	~~W~~	129,178	~~W~~	129,178	~~W~~	109,596	~~W~~	109,596
Other provisions		584,999		894,311		779,819		470,507
Allowances for loan losses		20,269		35,642		16,200		827
Impairment losses on property and equipment		6,904		6,904		12,666		12,666
Deferred loan origination fees and costs		171		486		519		204
Interest on equity index-linked deposits		10,388		10,388		7,378		7,378
Share-based payments		30,271		30,271		19,359		19,359
Provisions for guarantees		414,048		428,288		325,503		311,263
Gains (losses) from valuation on derivatives		4,468		4,451		6,531		6,548
Present value discount		—		—		15,579		15,579
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,483,276		85,278		(336)		3,397,662
Derivative linked securities		—		—		1,837,877		1,837,877
Others		1,394,001		1,352,107		1,805,161		1,847,055

		6,160,740		2,979,867		4,935,852		8,116,725

Unrecognized deferred income tax assets:
Share-based payments		15,834						2,546
Other provisions		1,477						365
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,271,732						3,279,925
Others		92,307						88,939

	~~W~~	2,699,186					~~W~~	4,664,746

Tax rate (%)[1]		24.2, 22.0						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	641,672					~~W~~	1,133,793

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	~~W~~	(405,417)	~~W~~	(309,036)	~~W~~	(284,895)	~~W~~	(381,276)
Allowances for loans losses		(57,578)		(40,796)		6,146		(10,636)
Deferred loan origination fees and costs		(312,168)		(311,853)		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—
Gains (losses) from valuation on derivatives		(502,897)		(502,836)		(452,139)		(452,200)
Present value discount		(70,994)		(52,423)		(38,716)		(57,287)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(9,529)		(9,301)		(1,142,581)
Investments in subsidiaries and others		(3,250,486)		(158)		(2,084,081)		(5,334,409)
Derivative linked securities		—		—		(1,846,433)		(1,846,433)
Others		(882,777)		(217,222)		(414,493)		(1,080,048)

		(7,151,332)		(1,904,771)		(5,523,796)		(10,770,357)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(15,196)						(47,625)

	~~W~~	(7,070,848)					~~W~~	(10,657,444)

Tax rate (%)[1]		24.2, 22.0						24.2

Total deferred income tax liabilities from taxable temporary differences	~~W~~	(921,202)					~~W~~	(1,332,306)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Gains (losses) from fair value hedged item	~~W~~	—	~~W~~	—	~~W~~	129,178	~~W~~	129,178
Other provisions		477,776		479,693		586,916		584,999
Accrued interest		746		746		—		—
Allowances for loan losses		13,570		18,037		24,736		20,269
Impairment losses on property and equipment		9,468		9,468		6,904		6,904
Deferred loan origination fees and costs		217		217		171		171
Interest on equity index-linked deposits		8,306		8,306		10,388		10,388
Share-based payments		46,572		46,572		30,271		30,271
Provisions for guarantees		91,988		91,988		414,048		414,048
Gains (losses) from valuation on derivatives		4,312		4,312		4,468		4,468
Dividends from SPEs		185,602		183,039		—		2,563
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,361,305		109,029		231,000		3,483,276
Others		1,309,930		313,391		397,462		1,394,001

		5,589,996		1,264,798		1,835,542		6,160,740

Unrecognized deferred income tax assets:
Share based payments		46,572						15,834
Other provisions		344						1,477
Dividends from SPEs		185,602						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,148,284						3,271,732
Others		90,928						92,307

	~~W~~	2,038,062					~~W~~	2,699,186

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Deferred income tax assets from deductible temporary differences	~~W~~	639,177					~~W~~	641,672

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Gains (losses) from fair value hedged item	~~W~~	(120,437)	~~W~~	(120,437)	~~W~~	—	~~W~~	—
Accrued interest		(89,928)		(25,776)		(341,265)		(405,417)
Allowances for loans losses		(529,573)		(528,693)		(56,698)		(57,578)
Deferred loan origination fees and costs		(246,565)		(246,565)		(312,168)		(312,168)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Gains (losses) from valuation on derivatives		(476,513)		(476,513)		(502,897)		(502,897)
Present value discount		(40,058)		—		(30,936)		(70,994)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,143,769)		(960)		—		(1,142,809)
Investments in subsidiaries and others		(3,068,353)		(3,484)		(185,617)		(3,250,486)
Others		(615,125)		(124,787)		(392,439)		(882,777)

		(6,856,527)		(1,527,215)		(1,822,020)		(7,151,332)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(14,110)						(15,196)

	~~W~~	(6,777,129)					~~W~~	(7,070,848)

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Deferred income tax liabilities from taxable temporary differences	~~W~~	(1,027,312)					~~W~~	(921,202)

[1]

The 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in the year ended December 31, 2011. And 22.0% has been applied for the deferred tax assets and liabilities expected to be utilized for periods after December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

17. Other Assets

The details of other assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Other financial assets
Other receivables	~~W~~	2,470,405	~~W~~	2,021,249	~~W~~	3,238,762
Receivables from disposal of assets		—		200		200
Receivables in gold		107		—		637
Accrued income		1,253,034		1,155,197		1,135,696
Guarantee deposits		1,333,370		1,318,003		1,328,859
Domestic exchange settlement debits		1,403,284		1,709,096		639,646
Others		304,694		347,467		323,266
Allowances for loan losses		(353,905)		(364,530)		(384,624)
Present value discount		(1,084)		(455)		(778)

		6,409,905		6,186,227		6,281,664

Other non-financial assets
Other receivables		7,300		1,935		434
Prepaid expenses		307,742		333,360		196,262
Guarantee deposits		3,149		3,236		3,424
Insurance assets		127,368		72,097		39,386
Separate account assets		538,179		422,088		287,765
Others		93,215		82,063		189,511
Allowances on other asset		(8,339)		(24,210)		(30,387)

		1,068,614		890,569		686,395

	~~W~~	7,478,519	~~W~~	7,076,796	~~W~~	6,968,059

The changes in allowances for loan losses on other assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	364,530	~~W~~	24,210	~~W~~	388,740
Written-off		(19,859)		(19,800)		(39,659)
Provision (reversal)		9,505		3,678		13,183
Others		(271)		251		(20)

Ending	~~W~~	353,905	~~W~~	8,339	~~W~~	362,244

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	384,624	~~W~~	30,387	~~W~~	415,011
Written-off		(124,956)		(2,525)		(127,481)
Provision (reversal)		103,407		(3,652)		99,755
Others		1,455		—		1,455

Ending	~~W~~	364,530	~~W~~	24,210	~~W~~	388,740

18. Assets held for sale

The details of assets held for sale as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	8,371	~~W~~	(3,746)	~~W~~	4,625	~~W~~	4,625
Land		7,807		(2,501)		5,306		5,306

	~~W~~	16,178	~~W~~	(6,247)	~~W~~	9,931	~~W~~	9,931

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	5,653	~~W~~	(2,251)	~~W~~	3,402	~~W~~	3,402
Land		7,353		(1,402)		5,951		5,951

	~~W~~	13,006	~~W~~	(3,653)	~~W~~	9,353	~~W~~	9,353

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	10,058	~~W~~	(4,219)	~~W~~	5,839	~~W~~	5,878
Land		16,637		(2,316)		14,321		14,850

	~~W~~	26,695	~~W~~	(6,535)	~~W~~	20,160	~~W~~	20,728

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

Dec. 31, 2011
Beginning	Provision	Reversal	Others	Ending
~~W~~(3,653)	~~W~~(3,931)	~~W~~312	~~W~~1,025	~~W~~(6,247)

(In millions of Korean won)

Dec. 31, 2010
Beginning	Provision	Reversal	Others	Ending
~~W~~(6,535)	~~W~~(482)	~~W~~274	~~W~~3,090	~~W~~(3,653)

As of December 31, 2011, assets held for sale consist of ten real estate of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not yet sold by December 31, 2011. As of reporting date, two assets out of above assets held for sale are under negotiation for sale and the remaining nine assets are also actively marketed.

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1,2010
Financial liabilities held for trading
Securities sold	~~W~~	522,112	~~W~~	1,279,869	~~W~~	1,347,668
Other		28,761		14,990		16,555

		550,873		1,294,859		1,364,223

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		837,206		—		—

		837,206		—		—

Total financial liabilities at fair value through profit or loss	~~W~~	1,388,079	~~W~~	1,294,859	~~W~~	1,364,223

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Derivative linked securities
Equity-linked securities	~~W~~	846,648
Adjustments attributable to the credit risk		(9,442)

	~~W~~	837,206

Meanwhile, there were no financial liabilities designated at fair value through profit or loss as of December 31, 2010, or January 1, 2010.

20. Deposits

Deposits as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Deposits	~~W~~	190,337,890	~~W~~	179,862,500	~~W~~	169,065,579
Deferred financing costs		(300)		(429)		(536)

	~~W~~	190,337,590	~~W~~	179,862,071	~~W~~	169,065,043

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of deposits as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Demand deposits in Korean won
Checking deposits	~~W~~	146,658	~~W~~	113,852	~~W~~	134,770
Household checking deposits		434,134		460,228		403,602
Special deposits		2,691,674		2,862,693		2,855,247
Ordinary deposits		20,581,481		19,740,236		17,906,264
Public fund deposits		85,895		125,094		158,275
Treasury deposits		7,539		5,869		4,187
General savings deposits		23,471,543		22,716,444		19,993,981
Corporate savings deposits		10,209,575		10,197,986		8,646,379
Nonresident’s deposit in Korean won		128,630		59,481		69,082
Nonresident’s free deposit in Korean won		15,672		25,709		39,777
Others		308,181		182,245		205,927

		58,080,982		56,489,837		50,417,491

Demand deposits in foreign currencies
Checking deposits		71,838		83,650		79,445
Ordinary deposits		1,661,358		1,379,023		1,360,546
Special deposits		1,145		1,073		16,466
Others		9,436		11,226		21,056

		1,743,777		1,474,972		1,477,513

		59,824,759		57,964,809		51,895,004

Time deposits in Korean won
Time deposits		114,868,739		105,029,253		78,690,444
Installment savings deposits		5,454,573		5,625,204		5,411,923
Good-sum formation savings		338		367		396
Workers’ savings for housing		2		2		2
Nonresident’s deposit in Korean won		193,765		214,383		263,915
Long-term savings deposits for workers		1,862		2,035		2,304
Nonresident’s free deposit in Korean won		85,875		119,578		101,002
Long-term housing savings deposits		3,309,833		3,758,140		3,789,456
Long-term savings for households		247		371		523
Preferential savings deposits for workers		489		998		2,535
Mutual installment deposits		1,273,806		1,941,767		1,789,963
Mutual installment for housing		1,173,404		1,485,336		1,900,618
Others		196		226		238

		126,363,129		118,177,660		91,953,319

Losses (gains) on valuation of fair value hedged items (prior year portion)		—		—		(11,689)

		126,363,129		118,177,660		91,941,630

Time deposits in foreign currencies
Time deposits		2,604,603		1,372,689		2,142,133
Installment savings deposits		1,201		391		480
Others		23		23		5,076

		2,605,827		1,373,103		2,147,689

		128,968,956		119,550,763		94,089,319

Certificates of deposits		1,544,175		2,346,928		23,081,256

Total deposits	~~W~~	190,337,890	~~W~~	179,862,500	~~W~~	169,065,579

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

21. Debts

The details of debts as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan.1, 2010
Borrowings	~~W~~	14,091,973	~~W~~	10,086,081	~~W~~	9,800,638
Bonds sold under repurchase agreements and others		1,590,400		1,053,543		2,670,401
Call money		1,141,465		604,941		1,364,010
Deferred financing costs		—		(176)		(945)

	~~W~~	16,823,838	~~W~~	11,744,389	~~W~~	13,834,104

The details of borrowings as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1. 2010
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	~~W~~	650,616	~~W~~	930,653	~~W~~	1,343,725
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		690,750		676,223		674,272
	Borrowings from national housing fund	National Housing Fund	3.00		—		—		2,430
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.64 ~ 3.00		405,033		67,520		86,327
	Borrowings from non-banking financial institutions	The Korea Development Bank	1.69 ~ 2.80		91,254		56,252		47,406
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 6.09		3,538,983		2,189,046		1,945,338

					5,376,636		3,919,694		4,099,498

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank N.A. and others	—		28,194		347,206		234,006
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.50~5.73		4,694,199		2,821,223		2,701,557
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.62~3.43		1,019,279		1,447,651		1,313,154
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,973,665		1,550,307		1,452,423
					8,715,337		6,166,387		5,701,140

				~~W~~	14,091,973	~~W~~	10,086,081	~~W~~	9,800,638

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of bonds sold under repurchase agreements and others as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Lender	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	2.40 ~ 4.64	~~W~~	1,511,875	~~W~~	977,957	~~W~~	2,605,563
Bills sold	Counter sale	1.97 ~ 3.78		78,525		75,586		64,838

			~~W~~	1,590,400	~~W~~	1,053,543	~~W~~	2,670,401

The details of call money as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Lenders	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Call money in Korean won	Woori Asset Management Co., Ltd. and others	2.76 ~ 3.35	~~W~~	314,200	~~W~~	130,500	~~W~~	217,100
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15 ~ 4.48		827,265		474,441		1,146,910

			~~W~~	1,141,465	~~W~~	604,941	~~W~~	1,364,010

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Call money and borrowings from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

		0000000000000		0000000000000		0000000000000		0000000000000
(In millions of Korean won)	Dec. 31, 2011
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	932,410		209,055		1,141,465
Borrowings		650,616		9,064,282		1,216,359		10,931,257

	~~W~~	650,616	~~W~~	9,996,692		1,425,414		12,072,722

(In millions of Korean won)	Dec. 31, 2010
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	W	442,528	~~W~~	162,413	~~W~~	604,941
Borrowings		930,653		6,180,605		239,105		7,350,363

	~~W~~	930,653	~~W~~	6,623,133	~~W~~	401,518	~~W~~	7,955,304

(In millions of Korean won)	Jan. 1, 2010
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	1,203,910	~~W~~	160,100	~~W~~	1,364,010
Borrowings		1,343,725		5,716,713		282,112		7,342,550

	~~W~~	1,343,725	~~W~~	6,920,623	~~W~~	442,212	~~W~~	8,706,560

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

22. Debentures

The details of debentures as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Debentures in Korean won
Hybrid capital instrument	8.50	~~W~~	100,000	~~W~~	100,000	~~W~~	100,000
Structured debentures	2.00~8.62		3,424,238		3,684,341		3,903,238
Subordinated fixed rate debentures in Korean won	4.27~7.70		7,995,571		7,323,268		7,972,273
Fixed rate debentures in Korean won	3.20~7.95		10,791,612		13,273,928		21,807,646
Floating rate debentures in Korean won	3.57~5.16		803,258		833,258		283,258

			23,114,679		25,214,795		34,066,415

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			15,964		57,045		—
Fair value adjustments on valuation of fair value hedged items (prior year portion)			42,494		(35,515)		(82,310)

			58,458		21,530		(82,310)

Discount or premium on debentures in Korean won
Discount on debentures			(52,290)		(17,273)		(29,816)

			23,120,847		25,219,052		33,954,289

Debentures in foreign currencies
Floating rate debentures	0.64 ~ 2.57		1,309,606		1,686,459		3,003,197
Fixed rate debentures	1.50 ~ 7.25		2,705,167		2,337,759		1,840,344

			4,014,773		4,024,218		4,843,541

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			47,986		(27,816)		—
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(90,778)		(83,832)		(106,270)

			(42,792)		(111,648)		(106,270)

Discount or premium on debentures in foreign currencies
Discount on debentures			(22,949)		(24,306)		(29,598)

			3,949,032		3,888,264		4,707,673

			27,069,879	~~W~~	29,107,316	~~W~~	38,661,962

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in debentures based on face value for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		13,273,928		6,940,000		(9,422,316)		—		10,791,612
Floating rate debentures in Korean won		833,258		690,000		(720,000)		—		803,258

		25,214,795		8,930,000		(11,030,116)		—		23,114,679

Debentures in foreign currencies
Floating rate debentures		1,686,459		322,800		(789,143)		89,490		1,309,606
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

		4,024,218		735,174		(822,360)		77,741		4,014,773

	~~W~~	29,239,013	~~W~~	9,665,174	~~W~~	(11,852,476)	~~W~~	77,741	~~W~~	27,129,452

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Structured debentures		3,903,238		1,030,103		(1,249,000)		—		3,684,341
Subordinated fixed rate debentures in Korean won		7,972,273		500,000		(1,149,005)		—		7,323,268
Fixed rate debentures in Korean won		21,807,646		5,238,300		(13,772,018)		—		13,273,928
Floating rate debentures in Korean won		283,258		830,000		(280,000)		—		833,258

		34,066,415		7,598,403		(16,450,023)		—		25,214,795

Debentures in foreign currencies
Floating rate debentures		3,003,197		83,475		(1,350,042)		(50,171)		1,686,459
Fixed rates debentures		1,840,344		658,243		(181,933)		21,105		2,337,759

		4,843,541		741,718		(1,531,975)		(29,066)		4,024,218

	~~W~~	38,909,956	~~W~~	8,340,121	~~W~~	(17,981,998)	~~W~~	(29,066)	~~W~~	29,239,013

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

23. Provisions

The details of provisions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Provisions for unused loan commitments	~~W~~	259,427	~~W~~	284,667	~~W~~	289,037
Provisions for acceptances and guarantees		311,502		414,254		92,508
Provisions for financial guarantee contracts		7,959		18,866		32,578
Provisions for asset retirement obligation		60,059		49,461		43,070
Other		158,792		252,822		118,961

	~~W~~	797,739	~~W~~	1,020,070	~~W~~	576,154

Provisions for unused loan commitments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	36,365,468	~~W~~	102,301	0.28
Retail loan commitments		14,632,998		44,499	0.30
Credit line on credit cards		39,070,550		112,627	0.29

	~~W~~	90,069,016	~~W~~	259,427	0.29

(In millions of Korean won)	Dec. 31, 2010
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	27,644,011	~~W~~	110,119	0.40
Retail loan commitments		14,149,393		41,399	0.29
Credit line on credit cards		44,776,141		133,149	0.30

	~~W~~	86,569,545	~~W~~	284,667	0.33

(In millions of Korean won)	Jan. 1, 2010
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	27,029,379	~~W~~	114,296	0.42
Retail loan commitments		13,268,454		37,175	0.28
Credit line on credit cards		43,610,192		137,566	0.32

	~~W~~	83,908,025	~~W~~	289,037	0.34

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Provisions for acceptances and guarantees as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Dec. 31, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,605,167	~~W~~	39,318	2.45
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

	~~W~~	11,542,684	~~W~~	311,502	2.70

(in millions of Korean won)	Dec. 31, 2010
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,709,266	~~W~~	48,069	2.81
Confirmed acceptances and guarantees in foreign currencies		4,314,929		150,934	3.50
Unconfirmed acceptances and guarantees		6,452,397		215,251	3.34

	~~W~~	12,476,592	~~W~~	414,254	3.32

(in millions of Korean won)	Jan. 1, 2010
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,636,561	~~W~~	19,892	1.22
Confirmed acceptances and guarantees in foreign currencies		5,221,895		38,943	0.75
Unconfirmed acceptances and guarantees		7,860,104		33,673	0.43

	~~W~~	14,718,560	~~W~~	92,508	0.63

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning	~~W~~	414,254	~~W~~	284,667	~~W~~	698,921
Effects of changes in foreign exchange rate		2,130		132		2,262
Provision(reversal)		(104,882)		(25,372)		(130,254)

Ending	~~W~~	311,502	~~W~~	259,427	~~W~~	570,929

(In millions of Korean won)	Dec. 31, 2010
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning	~~W~~	92,508	~~W~~	289,037	~~W~~	381,545
Effects of changes in foreign exchange rate		(270)		(210)		(480)
Provision (reversal)		322,016		(4,160)		317,856

Ending	~~W~~	414,254	~~W~~	284,667	~~W~~	698,921

The changes in provisions for financial guarantee contracts for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	18,866	~~W~~	32,578
Provision (reversal)		(10,907)		(13,712)

Ending	~~W~~	7,959	~~W~~	18,866

The changes in provisions for asset retirement obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	49,461	~~W~~	43,070
Provision		5,893		1,381
Reversal		(94)		(47)
Used		(1,845)		(1,505)
Unwinding of discount		2,719		2,616
Effects of changes in discount rate		3,925		3,946

Ending	~~W~~	60,059	~~W~~	49,461

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Provisions for membership rewards program	~~W~~	13,495	~~W~~	12,437	~~W~~	1,225
Dormant accounts		11,292		9,773		10,155
Provisions for litigations		49,286		6,200		2,389
Others		84,719		224,412		105,192

	~~W~~	158,792	~~W~~	252,822	~~W~~	118,961

The changes in other provisions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Provisions for membership rewards program		Dormant accounts		Provisions for litigations		Others		Total
Beginning	~~W~~	12,437	~~W~~	9,773	~~W~~	6,200	~~W~~	224,412	~~W~~	252,822
Increase		16,759		10,377		69,479		5,081		101,696
Decrease		(15,701)		(8,858)		(26,393)		(144,774)		(195,726)

Ending	~~W~~	13,495	~~W~~	1,292	~~W~~	49,286	~~W~~	84,719	~~W~~	158,792

(In millions of Korean won)

	Dec. 31, 2010
	Provisions for membership rewards program		Dormant accounts		Provisions for litigations		Others		Total
Beginning	~~W~~	1,225	~~W~~	10,155	~~W~~	2,389	~~W~~	105,192	~~W~~	118,961
Increase		22,621		6,838		3,857		19,621		52,937
Decrease		(11,409)		(7,220)		(46)		99,599		80,924

Ending	~~W~~	12,437	~~W~~	9,773	~~W~~	6,200	~~W~~	224,412	~~W~~	252,822

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24. Other Liabilities

24.1 Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

The changes in the defined benefit obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Present value of defined benefit obligation (beginning)	~~W~~	491,989	~~W~~	584,404
Current service cost		145,397		142,930
Interest cost		24,883		28,383
Actuarial gains(losses)		40,685		(24,906)
Exchange difference on foreign plans		29		35
Benefits paid		(17,885)		(255,795)
Past service cost[1]		45,538		—
Effect of business combination		—		915
Effects of curtailments		(827)		18,362
Effects of settlements		(925)		(2,339)

Present value of defined benefit obligation (ending)	~~W~~	728,884	~~W~~	491,989

[1]	Other provisions amounting to ~~W~~34,427 million as of December 31, 2010 are reclassified as defined benefit obligation.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in the fair value of plan assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fair value of plan assets (beginning)	~~W~~	366,526	~~W~~	417,017
Expected return on plan assets		15,382		19,181
Actuarial gains (losses)		982		(6,966)
Contributions		235,736		195,781
Benefits paid		(17,658)		(256,224)
Effect of business combination		—		76
Effects of settlements		(572)		(2,339)

Fair value of plan assets (ending)	~~W~~	600,396	~~W~~	366,526

The details of defined benefit liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefit obligation	~~W~~	728,884	~~W~~	491,989	~~W~~	584,404
Fair value of plan assets		(600,396)		(366,526)		(417,017)

Defined benefit liability	~~W~~	128,488	~~W~~	125,463	~~W~~	167,387

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Current service cost	~~W~~	145,397	~~W~~	142,930
Interest cost		24,883		28,383
Expected return on plan assets		(15,382)		(19,181)
Actuarial losses (gains)		39,703		(17,940)
Past service cost		11,111		—
Effects of curtailments		(827)		18,362

Post-employment benefits[1]	~~W~~	204,885	~~W~~	152,554

[1]

Post-employment benefits amounting to ~~W~~548 million and ~~W~~1,211 million for the years ended December 31, 2011 and 2010, respectively, are recognized as other operating expense in the statements of comprehensive income.

The actual return on plan assets is ~~W~~16,634 million and ~~W~~12,215 million for the years ended December 31, 2011 and 2010, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of plan assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Time deposits	~~W~~	600,396	~~W~~	366,526	~~W~~	417,017

Key actuarial assumptions used as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

Ratio (%)
	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Discount rate	3.76 ~ 4.40	3.56 ~ 5.13	5.24 ~ 5.96
Expected return on plan assets	3.20 ~ 4.19	3.71 ~ 3.91	4.67 ~ 5.39
Future salary increase rate	0.00 ~ 8.25	0.00 ~ 10.00	0.00 ~ 10.00

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	~~W~~	728,884	~~W~~	491,989	~~W~~	584,404
Fair value of plan assets		(600,396)		(366,526)		(417,017)

		128,488		125,463		167,387

Adjustments to defined benefits obligation		40,685		(24,906)		—
Adjustments to plan assets		(982)		6,966		—

The Group’s best estimate of contributions expected to be paid to plan during the annual period beginning after the reporting period amounts to ~~W~~103,958 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

24.2 Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Other financial liabilities
Other payables	~~W~~	3,000,703	~~W~~	2,383,209	~~W~~	3,437,238
Prepaid card and debit card		20,151		18,263		17,580
Accrued expenses		4,219,075		3,874,272		3,968,641
Financial guarantee liabilities		7,217		5,267		10,030
Deposits for letter of guarantees and others		154,542		143,632		142,265
Domestic exchange settlement credits		133,568		189,041		391,571
Foreign exchanges settlement credits		88,480		84,296		68,430
Borrowings from other business account		11,827		3,011		46,809
Borrowings from Trust Accounts		1,918,766		1,834,715		1,658,208
Liability Incurred by Agency Relationship		197,537		381,896		344,668
Account for Agency Businesses		134,256		268,675		218,415
Others		75,983		88,450		100,020

		9,962,105		9,274,727		10,403,875

Other non-financial liabilities
Other payables		126,666		20,138		22,718
Unearned revenue		125,190		113,370		134,049
Accrued expenses		184,412		137,329		156,777
Deferred revenue on credit card points		106,132		124,949		140,219
Withholding Taxes		154,478		101,053		99,069
Insurance liabilities		3,530,354		2,858,176		2,046,694
Separate account liabilities		543,819		426,548		291,611
Others		353,013		344,659		121,613

		5,124,064		4,126,222		3,012,750

	~~W~~	15,086,169	~~W~~	13,400,949	~~W~~	13,416,625

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

25. Equity

25.1 Capital Stock

The details of outstanding shares of the Parent Company as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Ordinary shares
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Number of shares authorized		1,000,000,000		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693		386,351,693
Par Value per share	~~W~~	5,000	~~W~~	5,000	~~W~~	5,000
Capital[1]	~~W~~	1,931,758	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Paid-in capital in excess of par value	~~W~~	12,226,596	~~W~~	12,226,596	~~W~~	12,226,596
Loss on sales of treasury shares		(568,544)		(420,484)		(420,484)
Other capital surplus		4,183,772		4,184,166		4,184,506

	~~W~~	15,841,824	~~W~~	15,990,278	~~W~~	15,990,618

The changes in the loss on sales of treasury shares for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

Dec. 31, 2011
Beginning	Changes	Tax effect	Ending
~~W~~(420,484)	~~W~~(195,285)	~~W~~47,225	~~W~~(568,544)

(In millions of Korean won)

Dec. 31, 2010
Beginning	Changes	Tax effect	Ending
~~W~~ (420,484)	~~W~~—	~~W~~—	~~W~~(420,484)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

25.3 Treasury shares

The changes in treasury shares for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Beginning		Purchase		Cancellation		Sales		Ending
Number of shares		43,322,704		—		—		(43,322,704)		—
Carrying amount	~~W~~	(2,476,809)	~~W~~	—	~~W~~	—	~~W~~	2,476,809	~~W~~	—

(In millions of Korean won)

	Dec. 31, 2010
	Beginning		Purchase		Cancellation		Sales		Ending
Number of shares		43,322,704		—		—		—		43,322,704
Carrying amount	~~W~~	(2,476,809)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(2,476,809)

25.4 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Change in value of available-for-sale financial assets	~~W~~	200,275	~~W~~	443,389	~~W~~	355,312
Change in value of held-to-maturity financial assets		(1,652)		(2,098)		(2,614)
Shares of other comprehensive income of associates and joint ventures		(4,195)		(3,762)		(1,757)
Cash flow hedges		(1,321)		—		—
Currency translation differences		(1,465)		(6,957)		—

	~~W~~	191,642	~~W~~	430,572	~~W~~	350,941

25.5 Retained earnings

The details of retained earnings as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Legal reserves	~~W~~	124,014	~~W~~	115,182	~~W~~	61,200
Voluntary reserves		982,000		982,000		568,000
Unappropriated retained earnings		3,846,737		1,523,706		1,923,985

	~~W~~	4,952,751	~~W~~	2,620,888	~~W~~	2,553,185

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	—	~~W~~	—
Amounts estimated to be appropriated[1]		1,816,074		1,303,099

Ending	~~W~~	1,816,074	~~W~~	1,303,099

[1]	The amounts related to intercompany transactions are excluded.

The adjustments to the regulatory reserve for credit losses as of December 31, 2011, are as follows:

(In millions of Korean won, except earnings per share)	Dec. 31, 2011
Provision of regulatory reserve for credit losses	~~W~~	512,975
Adjusted profit after provision of regulatory reserve for credit losses[1]		1,860,051
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		5,064
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		5,052

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision or reversal of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

26. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Interest income
Due from financial institutions	~~W~~	74,663	~~W~~	38,029
Loans		12,226,763		11,373,099
Financial investments
Available-for-sale financial assets		775,783		766,252
Held-to-maturity financial assets		693,605		735,448
Other		185,443		139,108

		13,956,257		13,051,936

Interest expenses
Deposits		4,944,615		4,708,531
Debts		324,076		263,581
Debentures		1,508,328		1,863,111
Other		74,726		42,909

		6,851,745		6,878,132

Net interest income	~~W~~	7,104,512	~~W~~	6,173,804

Interest income recognized on impaired loans and financial investments amounts to ~~W~~121,221 million (2010: ~~W~~100,942 million) and ~~W~~200 million (2010: ~~W~~200 million), respectively, for the years ended December 31, 2011 and 2010.

Interest income received in cash from written-off loans amounting to ~~W~~32,765 million and ~~W~~64,488 million, respectively, for the years ended December 31, 2011 and 2010, which were classified as non-operating income under previous K-GAAP, are reclassified as operating income under K-IFRS.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fee and commission income
Banking activity fees	~~W~~	188,652	~~W~~	183,862
Lending activity fees		88,521		79,734
Credit card related fees and commissions		1,142,306		1,043,768
Debit card related fees and commissions		192,686		166,680
Agent activity fees		238,216		136,034
Trust and other fiduciary fees		165,772		149,450
Fund management related fees		75,699		64,116
Guarantee fees		34,181		38,752
Foreign currency related fees		114,722		109,646
Commissions from transfer agent services		211,776		279,081
Other business account commission on consignment		173,893		43,979
Securities brokerage fees		57,435		42,964
Other		145,895		143,385

		2,829,754		2,481,451

Fee and commission expense
Trading activity related fees		3,498		6,310
Lending activity fees		2,743		4,110
Credit card related fees and commissions		838,843		541,125
Outsourcing related fees		61,551		56,027
Foreign currency related fees		18,003		17,670
Management fees of written-off loans		9,775		8,680
Other		100,591		142,815

		1,035,004		776,737

Net fee and commission income	~~W~~	1,794,750	~~W~~	1,704,714

The above amounts include fee and commission income of ~~W~~2,829,754 million and ~~W~~2,481,451 million from financial assets, and fee and commission expense of ~~W~~1,031,506 million and ~~W~~770,427 million from financial liabilities for the years ended December 31, 2011 and 2010, respectively, that are not at fair value through profit or loss.

Management fees of written-off loans which were classified as non-operating expense in previous K-GAAP, are reclassified as operating expense under K-IFRS.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

28. Net gain or loss from financial assets/liabilities at fair value through profit or loss

28.1 Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Financial assets held for trading
Debt securities	~~W~~	207,564	~~W~~	319,648
Equity securities		(26,226)		41,504

		181,338		361,152

Derivatives held for trading
Interest rate		(40,243)		(116,208)
Currency		886,265		707,860
Stock or stock index		59,512		(24,249)
Credit		259		2,044
Commodity		183		(61)
Other		515		978

		906,491		570,364

Financial liabilities held for trading		(59,303)		(117,120)
Other financial instruments		231		(75)

	~~W~~	1,028,757	~~W~~	814,321

28.2 Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Financial assets designated at fair value through profit or loss	~~W~~	(50,853)	~~W~~	487
Financial liabilities designated at fair value through profit or loss		57,963		—

	~~W~~	7,110	~~W~~	487

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	118	~~W~~	592
Gains on sale of available-for-sale financial assets		551,506		178,941

		551,624		179,533

Revenue related to held-to-maturity financial assets
Reversal of impairment on held-to-maturity financial assets		117		4

		117		4

Gains on foreign exchange transactions		1,562,633		1,980,593
Income related to insurance		1,001,628		1,064,042
Dividend income		94,391		101,795
Others		473,801		446,937

		3,684,194		3,772,904

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		22		46
Loss on sale of available-for-sale financial assets		19,038		18,233
Impairment on available-for-sale financial assets		51,072		48,184

		70,132		66,463

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		150		523

		150		523

Loss on foreign exchanges transactions		2,208,390		2,381,297
Expense related to insurance		1,078,808		1,091,665
Others		1,418,723		1,300,299

		4,776,203		4,840,247

Net other operating income (expenses)	~~W~~	(1,092,009)	~~W~~	(1,067,343)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

30. Employee Benefits

30.1 The details of employee benefits

The details of employee benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Salaries and other short-term employee benefits	~~W~~	1,657,823	~~W~~	1,603,553
Post-employment benefits-defined benefit plans		204,337		151,343
Post-employment benefits-defined contribution plans		4,005		2,767
Termination benefits		12,308		654,039
Share-based payments[1]		(7,609)		(4,850)

	~~W~~	1,870,864	~~W~~	2,406,852

[1]	Reversal of share-based payments was due to the decrease in share price.

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2011, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 12	2004.02.09	8	60,000	Service period: 1 year[4]
Series 13-1	2004.03.23	8	20,000	Service period: 1 year[3]
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,845,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2011 and 2010, are as follows:

(In Korean won, except shares)
	Dec. 31, 2011
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 10-1		40,063		23,385		16,678		—		—	~~W~~	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.21
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.56
Series 18		7,212		—		—		7,212		7,212		53,000	1.65
Series 19		751,651		—		—		751,651		751,651		77,063	2.23
Series 20		25,613		—		—		25,613		25,613		81,900	2.33
Series 21		18,987		—		—		18,987		18,987		76,600	2.82
Series 22		657,498		—		—		657,498		657,498		77,100	3.11
Series 23		15,246		—		—		15,246		15,246		84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	~~W~~	67,108	~~W~~	40,630	~~W~~	75,058	~~W~~	68,144	~~W~~	68,144
The weighted-average share price at the date of exercise for share options exercised during the year ended December 31, 2011, is ~~W~~57,960.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In Korean won, except shares)
	Dec. 31, 2010
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
Series 8-1		24,942		—		24,942		—		—	~~W~~	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		23,899		—		—		—	—
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.22
Series 10-2		67,993		16,690		—		51,303		51,303		35,500	0.22
Series 11		5,091		—		—		5,091		5,091		40,500	0.65
Series 12		54,250		—		—		54,250		54,250		46,100	1.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.23
Series 14		610,000		—		610,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.21
Series 15-2		480,714		—		29,786		450,928		450,928		46,800	2.21
Series 16		8,827		—		—		8,827		8,827		45,700	2.32
Series 17		29,441		—		—		29,441		29,441		49,200	2.56
Series 18		7,212		—		—		7,212		7,212		53,000	2.65
Series 19		751,651		—		—		751,651		751,651		77,063	3.23
Series 20		25,613		—		—		25,613		25,613		81,900	3.33
Series 21		18,987		—		—		18,987		18,987		76,600	3.82
Series 22		696,674		—		39,176		657,498		657,498		77,100	4.11
Series 23		15,246		—		—		15,246		15,246		84,500	4.23
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.22
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.24

		3,229,932		21,690		914,634		2,293,608		2,293,608

Weighted average exercise price	~~W~~	63,028	~~W~~	13,163	~~W~~	18,060	~~W~~	67,108	~~W~~	67,108

The weighted-average share price for share options exercised during the year ended December 31, 2010, was ~~W~~53,878.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 12 (Directors)	~~W~~	37,500	~~W~~	46,100	0.22	0.05	~~W~~	4	3.40	~~W~~	1
Series 12 (Employees)		37,500		46,100	20.22	0.05		4	3.40		1
Series 13-1 (Directors)		37,500		48,650	38.54	0.11		8	3.40		51
Series 15-1 (Directors)		37,500		54,656	47.50	0.61		44	3.40		1,564
Series 15-2 (Directors)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 15-2 (Employees)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 17 (Directors)		37,500		49,200	42.94	0.78		57	3.40		2,467
Series 18 (Employees)		37,500		53,000	42.92	0.21		16	3.40		151
Series 19 (Directors)		37,500		76,726	38.64	1.12		81	3.40		424
Series 19 (Employees)		37,500		77,390	42.46	0.79		58	3.40		256
Series 20 (Employees)		37,500		81,900	40.71	0.89		65	3.40		194
Series 21 (Employees)		37,500		76,600	35.85	1.39		100	3.39		523
Series 22 (Directors)		37,500		77,100	52.02	0.44		33	3.40		135
Series 22 (Employees)		37,500		77,100	35.01	1.67		120	3.38		719
Series 23 (Non-executive directors)		37,500		84,500	48.62	0.56		41	3.40		107

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

30.2.2 Share Grants

The Group changed the scheme of share based payment from share option to share grant in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grant as of December 31, 2011, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment , Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4,11]
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,11]
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]
Series 6	2011.08.10	8,183	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]

		298,290

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance[8,11,12]
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 32	2011.03.24	7,986	Services fulfillment, Achievements of targets on the basis of non-market performance [9,11]
Series 33	2011.07.07	5,736	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 35	2011.10.12	8,346	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 36	2011.10.18	8,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [11],13

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Grant deferred in 2010	—	15,496	Satisfied
Grant deferred in 2011	—	3,589	Satisfied

		524,279

(Other subsidiaries)
Share granted in 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]
Share granted in 2011		38,931	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]

		72,748

		895,317

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is to fulfill of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed based on a new contract made for the year ended December 31, 2010, after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share is confirmed.
[13]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other is determined by the targeted KPIs.
[1][4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on MOU of the Group and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of share grants linked to short-term performance as of December 31, 2011, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	9,218	Satisfied
Share granted in 2011	2011.01.01	21,187	Proportion to service period

(Kookmin Bank)
Share granted in 2010	2010.01.01	82,415	Satisfied
Share granted in 2011	2011.01.01	165,343	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-2	—	3.40	~~W~~	—	37,452
Series 1-4	0.23	3.40		—	36,214
Series 2-3	0.24	3.40		—	36,207
Series 3-1	0.00~2.00	3.40		57,407	37,452~41,104
Series 3-2	0.00~3.00	3.40		—	37,452~42,634
Series 3-3	0.00~2.00	3.40		57,407	37,452~41,104
Series 4-1	1.53~5.01	3.38		14,747	42,634~45,738
Series 4-2	1.53~5.01	3.38		15,252	42,634~45,738
Series 4-3	1.00~4.00	3.40		8,349	36,211~44,159
Series 4-4	1.00~4.00	3.40		8,221	36,211~44,159
Series 4-5	1.00~4.00	3.40		4,107	36,211~44,159
Series 5-1	1.00~4.00	3.40		5,286	36,211~44,159
Series 6-1	2.00~5.01	3.37		19,421	36,109~45,738

(Kookmin Bank)
Series 13	1.00~3.00	3.40		36,339	36,339~42,634
Series 17	1.00~3.00	3.40		36,343	36,343~42,634
Series 19	—	3.40		—	36,291
Series 20-1	0.02~4.00	3.40		8,718	36,916~44,159
Series 20-2	0.02~4.00	3.40		8,718	36,917~44,159

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 23	1.53~4.53	3.38	21,644	36,110~42,520
Series 24	0.59~4.00	3.40	9,086	36,222~42,634
Series 25	1.53~4.53	3.38	21,644	36,110~42,520
Series 27	0.72~4.00	3.40	5,225	36,169~42,634
Series 28	1.00~4.00	3.40	4,609	36,211~42,634
Series 29	1.00~4.00	3.40	5,286	36,211~42,634
Series 30	1.00~4.00	3.40	5,606	36,211~42,634
Series 31	1.00~4.00	3.40	5,623	36,211~42,634
Series 32	2.23~5.17	3.36	—	36,302~42,729
Series 33	1.50~4.17	3.39	15,878	36,283~42,634
Series 34	1.61~4.17	3.38	18,635	36,280~42,634
Series 35	2.00~4.17	3.37	21,198	36,109~42,634
Series 36	2.00~4.17	3.37	21,649	36,109~42,634
Grant deferred in 2010	0.25~3.25	3.38	—	37,060~42,634
Grant deferred in 2011	0.25~3.25	3.38	—	36,479~42,634

(Other subsidiaries)
Share granted in 2010	1.00~2.17	3.36~3.40	607~16,958	36,132~36,240
Share granted in 2011	1.00~2.35	3.36~3.40	607~18,772	36,058~36,240
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	0.00~2.00	3.49	—	40,580~44,631
Share granted in 2011	1.00~3.00	3.49	—	40,580~46,184

(Kookmin Bank)
Share granted in 2010	0.59~2.00	3.38	—	37,060~41,104
Share granted in 2011	0.23~3.00	3.38	—	36,479~42,634

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2011, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of December 31, 2011 and 2010, and January 1, 2010, the accrued expenses related to share-based payments including share options and share grants amounted to ~~W~~27,236 million, ~~W~~38,757 million and ~~W~~47,896 million, respectively, and the compensation costs from share options and share grants amounting to ~~W~~7,609 million were reversed for the year ended December 31, 2011, and compensation costs amounting to ~~W~~4,850 million were reversed for the year ended December 31, 2010. There is no intrinsic value of the vested share options (December 31, 2010: ~~W~~8,615 million, January 1, 2010: ~~W~~17,571 million).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

31. Other general and administrative expenses

The details of other general and administrative expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Welfare expense	~~W~~	558,965	~~W~~	569,264
Rental expense		255,867		248,715
Tax and dues		145,556		141,164
Communication		73,555		49,462
Electricity and utilities		23,535		23,169
Publication		23,308		22,326
Repairs and maintenance		15,576		16,070
Vehicle		40,882		40,710
Travel		5,405		5,000
Training		25,506		20,475
Service fees		110,814		117,002
Others		439,482		358,728

	~~W~~	1,718,451	~~W~~	1,612,085

32. Tax expense

Income tax expense for the years ended December 31, 2011 and 2010, consists of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Tax payable
Current tax expense	~~W~~	816,051	~~W~~	233,867
Adjustments recognized in the period for current tax of prior years		23,479		(172,291)

		839,530		61,576

Changes in deferred income tax assets (liabilities)		(100,836)		(97,827)

Income tax recognized directly in equity
Exchange differences on translating foreign operations		(11)		(384)
Change in value of available-for-sale financial assets		46,303		(33,618)
Change in value of held-to-maturity financial assets		(249)		(287)
Share of other comprehensive income of associates and joint ventures		31		(1)
Cash flow hedges		241		—
Loss on sales of treasury shares		47,225		—

		93,540		(34,290)

Tax expense(income)	~~W~~	832,234	~~W~~	(70,541)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2011 and 2010, follows:

(In millions of Korean won)	Proportion (%)	Dec. 31, 2011		Dec. 31, 2010
Net profit before income tax		~~W~~	3,260,806	~~W~~	149,368

Tax at the applicable tax rate[1]	24.20	~~W~~	789,089	~~W~~	36,121
Non-taxable income	(0.44)		(14,325)		(3,681)
Non-deductible expense	0.50		16,220		9,371
Tax credit and tax exemption	(0.07)		(2,198)		(5,959)
Temporary difference for which no deferred tax is recognized	(0.08)		(2,567)		61,417
Deferred tax relating to changes in recognition and measurement	(0.26)		(8,459)		(9,703)
Adjustments recognized in the period for the current tax of prior years	0.72		23,479		(172,291)
Income tax expense of overseas branch	0.56		18,308		13,888
Effects from change in tax rate	0.50		16,436		(1,235)
Others	(0.11)		(3,749)		1,531

Tax expense(income)	25.52	~~W~~	832,234	~~W~~	(70,541)

[1]	Applicable income tax rate for ~~W~~200 million and below is 11%, and for over ~~W~~200 million is 24.2%, which is composed of corporate tax and local income tax.

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	~~W~~	(228,579)	~~W~~	216,981	~~W~~	(11,598)
Income tax payables		805,806		(216,981)		588,825

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	~~W~~	(320,417)	~~W~~	186,016	~~W~~	(134,401)
Income tax payables		215,657		(186,016)		29,641

(In millions of Korean won)
	Jan. 1, 2010
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	~~W~~	(169,469)	~~W~~	169,166	~~W~~	(303)
Income tax payables		268,918		(169,166)		99,752

33. Dividends

The dividends paid to the shareholders of the Parent Company in 2011 and 2010 were ~~W~~41,163 million (~~W~~120 per share) and ~~W~~78,897 million (~~W~~230 per share), respectively. The dividend to the shareholders of the Parent Company in respect of the year ended December 31, 2011, of ~~W~~720 per share, amounting to total dividends of ~~W~~278,173 million, is to be proposed at the annual general meeting on March 23, 2012. The Group’s consolidated financial statements as of December 31, 2011, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	~~W~~	(6,957)	~~W~~	5,503	~~W~~	—	~~W~~	(11)	~~W~~	(1,465)
Change in value of available-for-sale financial assets		443,389		(37,308)		(252,109)		46,303		200,275
Change in value of held-to-maturity financial assets		(2,098)		699		(4)		(249)		(1,652)
Shares of other comprehensive income of associates and joint ventures		(3,762)		(464)		—		31		(4,195)
Cash flow hedges		—		21,631		(23,193)		241		(1,321)

	~~W~~	430,572	~~W~~	(9,939)	~~W~~	(275,306)	~~W~~	46,315	~~W~~	191,642

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	~~W~~	—	~~W~~	(6,573)	~~W~~	—	~~W~~	(384)	~~W~~	(6,957)
Change in value of available-for-sale financial assets		355,312		85,292		36,403		(33,618)		443,389
Change in value of held-to-maturity financial assets		(2,614)		807		(4)		(287)		(2,098)
Share of other comprehensive income of associates and joint ventures		(1,757)		(2,004)		—		(1)		(3,762)

	~~W~~	350,941	~~W~~	77,522	~~W~~	36,399	~~W~~	(34,290)	~~W~~	430,572

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares (Note 25), during the years ended December 31, 2011 and 2010.

Weighted average number of ordinary shares outstanding:

	Dec. 31, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

			6,955,758,854

Total outstanding shares [(C) = (A)-(B)]			134,062,609,091

Weighted average number of ordinary shares outstanding [(D) = (C)/365]			367,294,819

	Dec. 31, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	365	15,812,786,960

Total outstanding shares [(C) = (A)-(B)]			125,205,580,985

Weighted average number of ordinary shares outstanding [(D) = (C)/365]			343,028,989

Basic earnings per share:

(in Korean won and in number of shares)	Dec. 31, 2011		Dec. 31, 2010
Profit attributable to ordinary shares (E)	~~W~~	2,373,026,068,477	~~W~~	146,600,053,919
Weighted average number of ordinary shares outstanding (F)		367,294,819		343,028,989
Basic earnings per share [(G) = (E)/(F)]	~~W~~	6,461	~~W~~	427

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	Dec. 31, 2011		Dec. 31, 2010
Profit attributable to ordinary shares	~~W~~	2,373,026,068,477	~~W~~	146,600,053,919
Adjustment		—		—
Adjusted profit for diluted earnings per share	~~W~~	2,373,026,068,477	~~W~~	146,600,053,919

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Dec. 31, 2011	Dec. 31, 2010
Weighted average number of ordinary shares outstanding	367,294,819	343,028,989
Adjustment
Share grants	884,974	415,726
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	368,179,793	343,444,715

Diluted earnings per share:

(In Korean won)	Dec. 31, 2011		Dec. 31, 2010
Adjusted profit for diluted earnings per share	~~W~~	2,373,026,068,477	~~W~~	146,600,053,919
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		368,179,793		343,444,715
Diluted earnings per share	~~W~~	6,445	~~W~~	427

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Individual insurance
Pure Endowment insurance	~~W~~	2,159,534	~~W~~	1,640,681	~~W~~	1,053,225
Death insurance		54,008		51,166		51,646
Joint insurance		1,301,139		1,152,599		932,532
Group insurance		266		234		676
Other		15,407		13,496		8,615

	~~W~~	3,530,354	~~W~~	2,858,176	~~W~~	2,046,694

The changes in insurance liabilities for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Other[1]		Total
Beginning	~~W~~	1,640,681	~~W~~	51,166	~~W~~	1,152,599	~~W~~	234	~~W~~	13,496	~~W~~	2,858,176
Provision		518,853		2,842		148,540		32		1,911		672,178

Ending	~~W~~	2,159,534	~~W~~	54,008	~~W~~	1,301,139	~~W~~	266	~~W~~	15,407	~~W~~	3,530,354

(In millions of Korean won)

	Dec. 31, 2010
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Other[1]		Total
Beginning	~~W~~	1,053,225	~~W~~	51,646	~~W~~	932,532	~~W~~	676	~~W~~	8,615	~~W~~	2,046,694
Provision (Reversal)		587,456		(480)		220,067		(442)		4,881		811,482

Ending	~~W~~	1,640,681	~~W~~	51,166	~~W~~	1,152,599	~~W~~	234	~~W~~	13,496	~~W~~	2,858,176

[1]	Consisted of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

36.2 Insurance-related assets

The details of insurance-related assets presented within other assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Reinsurance assets	~~W~~	1,064	~~W~~	690	~~W~~	806
Deferred acquisition costs		126,304		71,407		38,580

	~~W~~	127,368	~~W~~	72,097	~~W~~	39,386

The changes in reinsurance assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	690	~~W~~	806
Increase (decrease)		374		(116)

Ending	~~W~~	1,064	~~W~~	690

The changes in deferred acquisition costs for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	71,407	~~W~~	38,580
Increase		102,476		59,026
Amortization		(47,579)		(26,199)

Ending	~~W~~	126,304	~~W~~	71,407

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2011 and 2010, are as follows:

(in millions of Korean won)	Dec. 31, 2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance premiums earned	~~W~~	651,281	~~W~~	7,073	~~W~~	339,204	~~W~~	1,640	~~W~~	999,198
Reinsurance premiums paid		(333)		(773)		(161)		(1,373)		(2,640)

Net premiums earned	~~W~~	650,948	~~W~~	6,300	~~W~~	339,043	~~W~~	267	~~W~~	996,558

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(in millions of Korean won)	Dec. 31, 2010
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance premiums earned	~~W~~	691,158	~~W~~	4,100	~~W~~	365,980	~~W~~	1,489	~~W~~	1,062,727
Reinsurance premiums paid		(328)		(738)		(144)		(322)		(1,532)

Net premiums earned	~~W~~	690,830	~~W~~	3,362	~~W~~	365,836	~~W~~	1,167	~~W~~	1,061,195

The details of reinsurance transactions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	~~W~~	1,268	~~W~~	623	~~W~~	674	~~W~~	1,297
Group		1,372		1,133		—		1,133

	~~W~~	2,640	~~W~~	1,756	~~W~~	674	~~W~~	2,430

(In millions of Korean won)	Dec. 31, 2010
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	~~W~~	1,210	~~W~~	661	~~W~~	294	~~W~~	955
Group		322		360		—		360

	~~W~~	1,532	~~W~~	1,021	~~W~~	294	~~W~~	1,315

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Insurance expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance expense	~~W~~	2,010	~~W~~	670	~~W~~	25,201	~~W~~	1,663	~~W~~	29,544
Dividend expense		73		11		1		—		85
Refund expense		150,627		3,565		171,090		276		325,558
Provision		521,055		2,557		148,533		32		672,177

		673,765		6,803		344,825		1,971		1,027,364

Reinsurance claims		106		433		84		1,133		1,756

Net insurance expense	~~W~~	673,659	~~W~~	6,370	~~W~~	344,741	~~W~~	838	~~W~~	1,025,608

(In millions of Korean won)

	Dec. 31, 2010
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance expense	~~W~~	1,440	~~W~~	883	~~W~~	36,807	~~W~~	990	~~W~~	40,120
Dividend expense		21		10		—		—		31
Refund expense		107,470		4,105		116,767		182		228,524
Provision(Reversal)		594,632		(2,714)		220,008		(443)		811,483

		703,563		2,284		373,582		729		1,080,158

Reinsurance claims		157		443		61		360		1,021

Net insurance expense	~~W~~	703,406	~~W~~	1,841	~~W~~	373,521	~~W~~	369	~~W~~	1,079,137

36.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by of the executive management.

ii.	The reinsurance department analyses the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year from the end of the reporting period.

The exposure of premium risk before mitigating risk by reinsurance as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Risk premium		Claims paid
Protection insurance	~~W~~	1,612	~~W~~	2,666
Sickness insurance		3,121		1,288
Other life insurance		2,973		966

	~~W~~	7,706	~~W~~	4,920

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Risk premium		Claims paid
Protection insurance	~~W~~	2,200	~~W~~	1,995
Sickness insurance		2,029		1,429
Other life insurance		2,318		898

	~~W~~	6,547	~~W~~	4,322

(In millions of Korean won)	Jan. 1, 2010
	Risk premium		Claims paid
Protection insurance	~~W~~	1,610	~~W~~	2,296
Sickness insurance		3,052		1,872
Other life insurance		1,899		760

	~~W~~	6,561	~~W~~	4,928

The exposure of premium risk after mitigating risk by reinsurance as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Risk premium		Claims paid
Protection insurance	~~W~~	1,077	~~W~~	2,100
Sickness insurance		1,538		300
Other life insurance		2,452		764

	~~W~~	5,067	~~W~~	3,164

(In millions of Korean won)	Dec. 31, 2010
	Risk premium		Claims paid
Protection insurance	~~W~~	1,968	~~W~~	1,787
Sickness insurance		1,298		889
Other life insurance		1,749		624

	~~W~~	5,015	~~W~~	3,300

(In millions of Korean won)	Jan. 1, 2010
	Risk premium		Claims paid
Protection insurance	~~W~~	908	~~W~~	2,178
Sickness insurance		2,055		582
Other life insurance		1,430		221

	~~W~~	4,393	~~W~~	2,981

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Variable annuity policyholders reserve	~~W~~	459,174	~~W~~	370,763	~~W~~	250,689
Variable universal policyholders reserve		70,533		39,189		22,404
Variable annuity guarantee reserve		3,444		2,980		1,385
Variable universal guarantee reserve		35		324		148

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	~~W~~	67,027	~~W~~	213,330	~~W~~	1,198,711	~~W~~	294,585	~~W~~	319,018	~~W~~	1,389,754	~~W~~	3,482,425
Unearned premium reserves		35		—		2		—		2		4		43

(In millions of Korean won)
	Dec. 31, 2010
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	~~W~~	79,161	~~W~~	107,265	~~W~~	1,088,495	~~W~~	275,794	~~W~~	255,179	~~W~~	1,011,942	~~W~~	2,817,836
Unearned premium reserves		28		—		2		—		1		6		37

(In millions of Korean won)
	Jan. 1, 2010
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	~~W~~	104,758	~~W~~	40,938	~~W~~	756,286	~~W~~	213,529	~~W~~	140,117	~~W~~	763,415	~~W~~	2,019,043
Unearned premium reserves		29		—		2		3		1		6		41

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

37. Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
	Total assets		Operating revenues		Total assets		Operating revenues		Total assets
Consolidated	~~W~~	28,505	~~W~~	4,139	~~W~~	29,905	~~W~~	6,037	~~W~~	31,124
Non-consolidated		46,181,817		2,402,180		38,909,844		2,842,608		35,507,492

	~~W~~	46,210,322	~~W~~	2,406,319	~~W~~	38,939,749	~~W~~	2,848,645	~~W~~	35,538,616

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Revenues
Fees and commissions from trust accounts	~~W~~	165,772	~~W~~	149,450
Interest incomes from loans on trust accounts		9,327		15,106
Commissions from early termination in trust accounts		226		181

	~~W~~	175,325	~~W~~	164,737

Expenses
Interest expenses due to trust accounts	~~W~~	59,891	~~W~~	32,242

Assets
Accrued trust fees	~~W~~	37,418	~~W~~	29,368
Due from trust accounts		264,211		281,915

	~~W~~	301,629	~~W~~	311,283

Liabilities
Due to trust accounts	~~W~~	1,918,766	~~W~~	1,834,715
Accrued interest on due to trust accounts		6,204		3,603

	~~W~~	1,924,970	~~W~~	1,838,318

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

As of December 31, 2011 and 2010, and January 1, 2010, the carrying amounts of the trust accounts for which the Group guarantees payment of principal are as follows:

(In millions of Korean won)
	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Old age pension	~~W~~	5,267	~~W~~	6,050	~~W~~	7,271
Personal pension		1,715,696		1,701,990		1,689,203
Pension trust		1,183,155		1,032,277		829,359
Retirement trust		132,823		325,077		408,128
New personal pension		82,493		82,229		78,572
New old age pension		12,963		17,445		22,519

	~~W~~	3,132,397	~~W~~	3,165,068	~~W~~	3,035,052

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2011 and 2010, and January 1, 2010, there is no amount the Group has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Cash	~~W~~	1,840,829	~~W~~	1,594,505	~~W~~	1,567,197
Checks with other banks		781,269		643,270		791,481
Due from Bank of Korea		3,942,158		2,972,548		5,734,677
Due from other financial institutions		2,613,869		1,619,505		1,009,275

		9,178,125		6,829,828		9,102,630

Restricted due from financial institutions		(4,171,213)		(3,360,053)		(6,113,627)
Due from financial institutions with original maturities over three months		(266,108)		(218,196)		(120,369)

		(4,437,321)		(3,578,249)		(6,233,996)

	~~W~~	4,740,804	~~W~~	3,251,579	~~W~~	2,868,634

Significant non-cash transactions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Decrease in loans due to the write-offs	~~W~~	2,181,414	~~W~~	2,278,930
Changes in accumulated other comprehensive income due to valuation of investment securities		(242,668)		88,593
Increase in available-for-sale financial assets from debt-equity swap		1,914		132,938

Cash inflow and outflow due to paid from income tax, received (paid) from interest and dividends for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Income tax refunded	~~W~~	121,533	~~W~~	130,096
Interest received		14,384,913		14,046,425
Interest paid		6,830,541		6,945,482
Dividends received		98,212		103,055
Dividends paid		41,163		78,897
Dividends paid on hybrid capital instrument		46,331		64,600

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

39. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	~~W~~	70,134	~~W~~	801,657	~~W~~	762,199
Acceptances and guarantees for KB purchasing loan		684,445		19,724		—
Bid bond		402		—		—
Performance bond		649		—		—
Other acceptances and guarantees		849,537		887,885		874,362

		1,605,167		1,709,266		1,636,561

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		411,145		294,191		395,410
Letter of guarantees		57,903		65,966		71,323
Bid bond		41,721		64,462		47,406
Performance bond		437,046		647,318		530,191
Refund guarantees		3,025,855		2,945,179		3,844,148
Other acceptances and guarantees		268,391		297,813		333,417

		4,242,061		4,314,929		5,221,895

Financial guarantees
Acceptances and guarantees for debentures		208		397		890
Acceptances and guarantees for mortgage		57,079		69,901		82,372
Overseas debt guarantees		244,929		239,707		216,424
International financing guarantees in foreign currencies		—		292,470		296,502
Financial guarantees		20,000		—		—

		322,216		602,475		596,188

		6,169,444		6,626,670		7,454,644

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		4,023,393		4,362,986		5,181,392
Refund guarantees		1,672,063		2,089,411		2,678,712

		5,695,456		6,452,397		7,860,104

	~~W~~	11,864,900	~~W~~	13,079,067	~~W~~	15,314,748

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Acceptances and guarantees by counter party as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,571,010	~~W~~	2,954,567	~~W~~	7,525,577	63.43
Small companies		1,505,137		1,005,318		2,510,455	21.16
Public and others		93,297		1,735,571		1,828,868	15.41

	~~W~~	6,169,444	~~W~~	5,695,456	~~W~~	11,864,900	100.00

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,619,783	~~W~~	2,901,615	~~W~~	7,521,398	57.51
Small companies		1,893,387		1,277,378		3,170,765	24.24
Public and others		113,500		2,273,404		2,386,904	18.25

	~~W~~	6,626,670	~~W~~	6,452,397	~~W~~	13,079,067	100.00

(In millions of Korean won)
	Jan. 1, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,279,776	~~W~~	3,511,025	~~W~~	8,790,801	57.40
Small companies		2,062,959		1,346,199		3,409,158	22.26
Public and others		111,909		3,002,880		3,114,789	20.34

	~~W~~	7,454,644	~~W~~	7,860,104	~~W~~	15,314,748	100.00

Acceptances and guarantees by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	58,129	~~W~~	1,663,052	~~W~~	1,721,181	14.51
Financial institutions		75,048		5,176		80,224	0.68
Service		162,960		49,197		212,157	1.79
Manufacturing		4,196,612		2,884,922		7,081,534	59.68
Others		1,676,695		1,093,109		2,769,804	23.34

	~~W~~	6,169,444	~~W~~	5,695,456	~~W~~	11,864,900	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	38,641	~~W~~	2,207,654	~~W~~	2,246,295	17.18
Financial institutions		28,059		2,067		30,126	0.23
Service		300,826		31,747		332,573	2.54
Manufacturing		4,489,697		3,263,259		7,752,956	59.28
Others		1,769,447		947,670		2,717,117	20.77

	~~W~~	6,626,670	~~W~~	6,452,397	~~W~~	13,079,067	100.00

(In millions of Korean won)
	Jan. 1, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Public sector	~~W~~	329	~~W~~	2,948,404	~~W~~	2,948,733	19.25
Financial institutions		44,304		72,819		117,123	0.76
Service		271,437		43,144		314,581	2.05
Manufacturing		4,981,682		3,859,891		8,841,573	57.73
Others		2,156,892		935,846		3,092,738	20.19

	~~W~~	7,454,644	~~W~~	7,860,104	~~W~~	15,314,748	100.00

Commitments as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Commitments
Corporate loan commitments	~~W~~	36,365,468	~~W~~	27,644,011	~~W~~	27,029,379
Retail loan commitments		14,632,998		14,149,393		13,268,454
Credit line on credit cards		39,070,550		44,776,141		43,610,192
Private indirect reinvestment trusts for the stabilization of bond markets		1,037,826		518,913		518,913
UAMCO., Ltd.		89,950		89,950		162,750
Purchase of security investment		547,150		559,950		796,200

		91,743,942		87,738,358		85,385,888

Financial Guarantees
Credit line		471,951		155,162		297,670
Purchase of security investment		151,000		396,050		521,500

		622,951		551,212		819,170

	~~W~~	92,366,893	~~W~~	88,289,570	~~W~~	86,205,058

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Other Matters (including litigation)

i) The Group has filed 130 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~713,551 million, and faces 266 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~837,293 million, which arose in the normal course of the business and are still pending as of December 31, 2011.

The government filed a civil lawsuit against the Korea Lottery Service Inc., an accounting firm and the Bank seeking total damages of ~~W~~320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to an illegal act of the Bank’s employees and other parties. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending. It is uncertain as to whether the Group will be ultimately liable for the damages in the aforementioned lawsuit. The amount of potential liabilities cannot be estimated as of December 31, 2011.

ii) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank CenterCredit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

iii) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed to owe additional corporate tax including local income tax of ~~W~~482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication on August 2007 for repayment of the amount of ~~W~~482,643 million. Of this amount, ~~W~~117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further a portion of the claim amounting to ~~W~~970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ~~W~~364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

40. Asset-backed securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.57	2039-12-08	~~W~~	335,169	~~W~~	434,376	~~W~~	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.16	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.[3]	5.05	2012-01-18		50,000		—		50,218
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		345,990		616,089		—

Total				734,417		1,069,465		50,218
Premiums(discounts) on debentures				(2,566)		—		—

Net Senior debentures			~~W~~	731,851	~~W~~	1,069,465	~~W~~	50,218

	Dec. 31, 2010
(In millions of Korean won)	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB 14th Securitization Specialty Co., Ltd.[3]	6.03~6.57	2011-10-04~ 2012-01-04	~~W~~	30,000	~~W~~	85,564	~~W~~	—
KB Mortgage Loan First Securitization Specialty Co., Ltd.[1]	1.98	2039-12-08		423,379		522,059		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.08	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.[3]	4.65~5.05	2011-01-18		100,300		—		100,985

Total				556,937		626,623		100,985
Premiums(discounts) on debentures				(12)		—		—

Net Senior debentures			~~W~~	556,925	~~W~~	626,623	~~W~~	100,985

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB 12th Securitization Specialty Co., Ltd.[3]	7.00~8.50	2011-01-21	~~W~~	70,000	~~W~~	72,882	~~W~~	—
KB 13th Securitization Specialty Co., Ltd.[3]	3.82~6.41	2011-07-02		165,000		218,980		—
KB Mortgage Loan First Securitization Specialty Co., Ltd.[1]	2.63	2039-12-08		540,520		592,054		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	6.27	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.[3]	4.65~5.05	2010-01-18		100,000		—		99,285

Total				878,778		902,916		99,285
Premiums(discounts) on debentures				(297)		—		—

Net Senior debentures			~~W~~	878,481	~~W~~	902,916	~~W~~	99,285

[1]	Included in the floating rate debentures in foreign currencies (Note 22).
[2]	Included in the floating rate debentures in Korean won (Note 22).
[3]	Included in the fixed rate debentures in Korean won (Note 22).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

41. The Subsidiaries

The details of subsidiaries as of December 31, 2011, are as follows:

Investor	Investee	Ownership interests(%)	Location	Reporting date	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card & Installment finance
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	53.19	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Principal & interest guaranteed trust[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Dec. 31	Asset-backed securitization
	KB Evergreen Private Securities26 and 21 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	NPC 05-6 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	NPC 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	NPS 06-5 KB Corporate Restructuring Fund[2]	13.57	Korea	Dec. 31	Capital investment
	NPS KBIC Private Equity Fund No. 1[3]	2.56	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	KBIC Private Equity Fund No. 3[3]	2.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[3]	33.33	Korea	Dec. 31	Capital investment
KB Investment & Securities	KB-Glenwood Private Equity Fund 1[3]	0.03	Korea	Dec. 31	Capital investment
	New Star 1st. Ltd [1]	—	Korea	Dec. 31	Asset-backed securitization
KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Dec. 31	Electronic product manufacturing
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[1]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Evergreen Private securities 49 (Bond) and 7 others	100.00	Korea	Dec. 31	Private equity fund

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.
[2]	Consolidated because the Group controls the entity as a general partner.
[3]	Consolidated because the Group controls the entity as a managing member.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The condensed financial information of major subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, and for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	Assets		Liabilities		Equity		Operating revenue		Profit for the period		Total compre- hensive income for the period
Kookmin Bank[1]	~~W~~	256,512,260	~~W~~	237,443,855	~~W~~	19,068,405	~~W~~	22,274,350	~~W~~	2,047,881	~~W~~	1,601,009
KB Kookmin Card Co., Ltd.[1]		13,349,351		10,567,141		2,782,210		2,426,030		319,794		328,188
KB Investment & Securities Co., Ltd.[1]		3,314,875		2,792,356		522,519		787,354		28,169		37,732
KB Life Insurance Co., Ltd.[1]		4,515,809		4,161,121		354,688		1,220,799		18,572		24,842
KB Asset Management Co., Ltd.		177,691		57,612		120,079		83,855		(5,655)		(5,603)
KB Real Estate Trust Co., Ltd.		251,228		106,584		144,644		51,564		15,405		15,512
KB Investment Co., Ltd.[1]		498,506		382,444		116,062		61,574		9,322		10,360
KB Credit Information Co., Ltd.		30,529		8,069		22,460		54,874		(2,391)		(2,391)
KB Data System Co., Ltd.		30,590		14,370		16,220		117,467		2,148		2,148

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)

	Dec. 31, 2010
	Assets		Liabilities		Equity		Operating revenue		Profit for the period		Total compre- hensive income for the period
Kookmin Bank[1]	~~W~~	254,529,047	~~W~~	233,572,778	~~W~~	20,956,269	~~W~~	23,632,024	~~W~~	51,062	~~W~~	234,738
KB Investment & Securities Co., Ltd.[1]		2,420,085		2,071,770		348,315		536,198		39,535		47,073
KB Life Insurance Co., Ltd.[1]		3,673,209		3,343,362		329,847		1,241,274		18,362		58,903
KB Asset Management Co., Ltd.		142,826		17,145		125,681		69,151		29,306		29,645
KB Real Estate Trust Co., Ltd.		259,189		130,057		129,132		51,038		6,020		6,037
KB Investment Co., Ltd.[1]		524,755		419,053		105,702		35,973		212		1,428
KB Futures Co., Ltd.		192,863		150,076		42,787		27,564		4,528		5,548
KB Credit Information Co., Ltd.		31,263		6,412		24,851		46,325		1,552		1,552
KB Data System Co., Ltd.		52,374		38,302		14,072		130,527		(3,077)		(3,077)

(In millions of Korean won)	Jan. 1, 2010
	Assets	Liabilities	Equity
Kookmin Bank[1]	~~W~~257,644,139	~~W~~236,763,981	~~W~~20,880,158
KB Investment & Securities Co., Ltd.[1]	2,231,260	1,930,018	301,242
KB Life Insurance Co., Ltd.[1]	2,524,059	2,372,540	151,519
KB Asset Management Co., Ltd.	108,735	12,699	96,036
KB Real Estate Trust Co., Ltd.	257,767	134,672	123,095
KB Investment Co., Ltd.[1]	425,136	320,862	104,274
KB Futures Co., Ltd.	236,949	199,710	37,239
KB Credit Information Co., Ltd.	29,488	6,189	23,299
KB Data System Co., Ltd.	45,698	28,549	17,149

[1]	Financial information is based on its consolidated financial statements.

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of December 31, 2011, Kookmin Bank has 1,165 domestic branches and offices and 7 overseas branches (excluding 3 subsidiaries and 2 offices). Kookmin Bank’s paid-in capital as of December 31, 2011, is ~~W~~2,021,896 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s paid-in capital as of December 31, 2011, is ~~W~~460,000 million.

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ paid-in capital as of December 31, 2011, is ~~W~~157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s paid-in capital as of December 31, 2011, is ~~W~~276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s paid-in capital as of December 31, 2011, is ~~W~~38,338 million.

Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s paid-in capital as of December 31, 2011, is ~~W~~80,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s paid-in capital as of December 31, 2011, is ~~W~~44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s paid-in capital as of December 31, 2011, is ~~W~~6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ paid-in capital as of December 31, 2011, is ~~W~~8,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s paid-in capital as of December 31, 2011, is USD 30,392,000.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of December 31, 2011, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2011, Kookmin Bank owns 53.19% through participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking businesses. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2011, is USD 16,000,000.

Special Purpose Entities(SPEs)

Subsidiaries are all entities (including SPEs) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs include asset-backed securitization specialty companies, project financing companies, private equity funds, and partnerships. The purpose of business activities of SPEs are the asset-backed securitization, providing lines of credit and loans, investing in equity shares and managing assets.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Changes in subsidiaries

KB Kookmin Card First Securitization Co., Ltd., 2011 KIF-KB IT Venture Fund, KoFC-KB Young Pioneer 1st Fund and KB Evergreen Private Securities 35(Bond) and other 47 private equity funds are newly included in consolidation. KB Investment & Securities Hong Kong Ltd., Kookmin No,16 Investment Partnership, KB 9th Securitization Specialty Co., Ltd. and five asset-backed securitization SPEs and PCA Income Private Securities A-5(Bond) and other 31 private equity funds have been excluded from consolidation because those were liquidated. In March, 2011, Kookmin Bank spun off its credit card business segment and established a new subsidiary, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

42. Finance/Operating Lease

42.1 Finance lease

The future minimum lease payments arising as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Net Carrying amount of finance lease assets	~~W~~	18,477
Minimum lease payment
Within 1 year		754
1-5 years		637

		1,391

Present value of minimum lease payment
No later than 1 year		697
1-5 years		601

		1,298

Contingent rent		—
Minimum sublease		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

42.2 Operating lease

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2011, are as follows:

(In millions of Korean won)	Dec. 31, 2011
Minimum lease payment
Within 1 year	~~W~~	104,327
1-5 years		79,970
Over 5 years		1,287

		185,584

Minimum sublease payment		(15)
Lease payment reflected in profit or loss
Minimum lease payment		188,854
Contingent rent		4
Sublease payment		(53)

		188,805

43. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)		Dec. 31, 2011
		Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	168
	UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
	KB Global Star Game & Apps SPAC		—		1,443		—		—		36
	Testian Co., Ltd.		—		24		8		—		—
	United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
	JSC Bank CenterCredit		—		—		—		—		218
	Semiland Co., Ltd.		—		17		(3)		—		1
	Powerrex Corporation Co., Ltd.		—		74		(104)		—		1
	Sehwa Electronics Co., Ltd.		—		21		—		—		19
	Serit Platform Co., Ltd.		—		85		26		—		—
	DS Plant Co., Ltd.		—		376		39		—		—
Joint venture	Burrill-KB Life Science Fund		—		—		—		—		17
Key management			—		397		(1)		—		297
Other	Retirement pension		—		199		—		—		898

		~~W~~	44,177	~~W~~	3,832	~~W~~	(38)	~~W~~	40,879	~~W~~	1,658

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)		Dec. 31, 2010
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	3	~~W~~	—	~~W~~	186
	UAMCO., Ltd.		1,950		71		95
	KB Global Star Game & Apps SPAC		321		—		76
	Testian Co., Ltd.		46		21		—
	Semiland Co., Ltd.		25		7		—
	Powerrex Corporation Co., Ltd.		32		(5)		1
	Sehwa Electronics Co., Ltd.		37		(3)		17
	Serit Platform Co., Ltd.		60		(24)		5
	KT Wibro infrastructure Co., Ltd.		3		—		55
Joint venture	Burrill-KB Life Science Fund		1,205		—		785
Key management			10,403		30		534
Other	Retirement pension		107		—		453

		~~W~~	14,192	~~W~~	97	~~W~~	2,207

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Dec. 31, 2011
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	12,575
	UAMCO., Ltd.		38,745		68		146
	JSC Bank CenterCredit		—		—		23,066
	KB Global Star Game & Apps SPAC		2,488		—		21,766
	Testian Co., Ltd.		632		29		—
	Semiland Co., Ltd.		151		4		114
	Joam Housing Development Co., Ltd.		—		—		58
	Powerrex Corporation Co., Ltd.		—		—		10
	Sehwa Electronics Co., Ltd.		38		—		649
	Serit Platform Co., Ltd.		768		76		17
	DS Plant Co., Ltd.		3,167		39		97
Joint venture	Burrill-KB Life Science Fund		—		—		—
Key management			22,433		33		8,814
Other	Retirement pension		—		—		36,516

		~~W~~	68,422	~~W~~	249	~~W~~	103,828

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)		Dec. 31, 2010
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	9,725
	UAMCO., Ltd.		40,330		71		15
	KB Global Star Game & Apps SPAC		1,083		—		1,472
	Testian Co., Ltd.		610		21		—
	Semiland Co., Ltd.		229		7		—
	Joam Housing Development Co., Ltd.		—		—		75
	Powerrex Corporation Co., Ltd.		3,288		104		10
	Sehwa Electronics Co., Ltd.		350		—		25
	Serit Platform Co., Ltd.		786		50		9
Joint venture	Burrill-KB Life Science Fund		—		—		—
Key management			154,763		72		14,559
Other	Retirement pension		—		—		7,919

		~~W~~	201,439	~~W~~	325	~~W~~	33,809

		Jan. 1, 2010
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	4,997
	UAMCO., Ltd.		—		—		11,178
	Semiland Co., Ltd.		1		—		10
	Powerrex Corporation Co., Ltd.		150		109		86
	Sehwa Electronics Co., Ltd.		1		3		903
	Serit Platform Co., Ltd.		368		74		593
Joint venture	Burrill-KB Life Science Fund		—		—		—
Key management			194,249		633		111,505
Other	Retirement pension		—		—		8,351

		~~W~~	194,769	~~W~~	819	~~W~~	137,623

According to K-IFRS 1024, the Group includes subsidiaries, associates, joint ventures, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and subsidiaries where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ~~W~~22,433 million, ~~W~~154,763 million and ~~W~~194,249 million as of December 31, 2011 and 2010, and January 1, 2010, respectively, and related allowances for loan losses amounting to ~~W~~33 million, ~~W~~72 million and ~~W~~633 million as of December 31, 2011 and 2010, and January 1, 2010, from the sale to key management. Of those respective amounts, receivables amounting to ~~W~~16,497 million, ~~W~~152,023 million and ~~W~~190,760 million, and related allowance for loan loss amounting to ~~W~~21 million, ~~W~~68 million and ~~W~~628 million, are from companies where key management has a power to influence the decision-making process.

Accrued severance benefit plan is based on the retirement benefit pension plan with the Group and related parties enrolled in. The Group discloses receivable and payable balances arising from transactions between the Group and the retirement benefit pension plan assets in the notes to the financial statements. Kookmin Bank, one of the subsidiaries of the Group, has received deposits of ~~W~~36,516 million, ~~W~~7,919 million and ~~W~~8,351 million as of December 31, 2011 and 2010, and January 1, 2010, respectively, from the retirement benefit pension plan and accounted for the amounts received as deposits under liabilities.

Guarantees to related parties as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
UAMCO., Ltd.	Loan commitments in Korean won	~~W~~	89,077	~~W~~	87,548	~~W~~	—
	Purchase of security investment		89,950		89,950		162,750
Sehwa Electronics Co., Ltd. and others	Loan commitments in Korean won		2,891		3,940		—
	Others		2,171		2,790		2,566

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of compensation to key management for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	4,614	~~W~~	284	~~W~~	—	~~W~~	2,654	~~W~~	7,552
Registered directors (non-executive)		1,011		—		—		(48)		963
Non-registered directors		5,769		505		135		840		7,249

	~~W~~	11,394	~~W~~	789	~~W~~	35	~~W~~	3,446	~~W~~	15,764

	Dec. 31, 2010
(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,996	~~W~~	205	~~W~~	—	~~W~~	(5,695)	~~W~~	(2,494)
Registered directors (non-executive)		559		—		—		(254)		305
Non-registered directors		8,212		301		243		4,632		13,388

	~~W~~	11,767	~~W~~	506	~~W~~	243	~~W~~	(1,317)	~~W~~	11,199

44. Event after the Reporting Period

The Group established KB Savings Bank Co., Ltd. with a capital investment of ~~W~~171,526 million in January, 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval for operation from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012. The Group expects synergies from diversification of customers through the P&A deal and has recognized the goodwill attributable to the synergies in 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The consideration transferred and the assets and liabilities arising from the P&A deal are as follows. As the final due diligence is in progress, according to the agreement with Korea Deposit Insurance Corporation, the amounts of assets acquired and the liabilities assumed are provisional and are subject to change per the final due diligence and valuation results.

(In millions of Korean won)	Amounts
Total consideration	~~W~~	—
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		40,575
Financial assets at fair value through profit and loss		467
Loans		275,940
Financial investments		17,204
Other assets		2,212,155

Total assets	~~W~~	2,546,341

Deposits		2,557,858
Other liabilities		96,483

Total liabilities	~~W~~	2,654,341

Total identifiable net assets	~~W~~	(108,000)

Goodwill	~~W~~	108,000
Acquisition-related costs[1]		1,527

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the P&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Loans	~~W~~	275,940
Other receivables	~~W~~	2,212,155

	~~W~~	2,488,095

Contractual cash flow
Loans	~~W~~	400,514
Other receivables		2,212,155

	~~W~~	2,612,669

Estimate of the contractual cash flows not expected to be collected
Loans	~~W~~	124,574
Other receivables		—

	~~W~~	124,574

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

45. Transition to K-IFRS

The Group’s consolidated financial statements as of and for the year ended December 31, 2011, has been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Group’s consolidated statements of financial position as of January 1, 2010 and December 31, 2010, and its consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, had been prepared in accordance with K-GAAP. However, K-IFRS 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Group’s transition date to K-IFRS was January 1, 2010.

45.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Group’s consolidated financial statements are as follows:

45.1.1 First time adoption of K-IFRS

Exemptions from other K-IFRS which the Group elected in accordance with K-IFRS 1101 are as follows:

•	Business combinations: For business combination transactions, which occurred prior to the transition date, K-IFRS 1103, Business Combinations, is not applied retrospectively.

•

Deemed cost as fair value or revalued amount: The Group applies the revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gains on revaluation of tangible assets calculated under K-GAAP are reclassified as retained earnings and there is no effect on the financial statements except for the reclassification.

•

Recovery and reserved liabilities included in cost of tangible assets: Changes in provisions associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Changes in the amount of provisions are estimated only once at the transition date.

•

The Group applied the derecognition requirements in K-IFRS 1039, Financial Instruments: Recognition and Measurement, prospectively for transfers of financial assets occurring on or after the transition date. Where the Group had derecognized financial assets before the transition date in accordance with previous K-GAAP, the Group did not recognize these assets even when the transfers did not meet the derecognition criteria under K-IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed to be zero.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

45.1.2 Significant GAAP differences between K-GAAP and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Scope of Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment

•      Largest shareholder with 30 % or more of voting power in subsidiary

•      Where it can exercise rights in determining significant financial or operational decisions of other companies and the companies are determined to be consolidated by the Korean Financial Services Commission

The entity classifies the entities with which it is involved as either a general purpose company or a special purpose entity. It then applies the models below to determine if it controls the entity and consolidates it if it does.

•      General purpose company: Parent Company model

•      Special purpose entities: Risks and rewards model

Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability

The higher amount estimated using the two methods below is used:

i) allowances for loan losses based on historical loss data

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment

Such collective assessment is determined by applying a probability of default of a group of assets and a loss given default by type of recovery method with regard to various factors such as type of collateral, product and borrowers, credit rating, loss emergence period, collecting period amongst others.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Unused commitments/guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor	The amount recognized as provisions shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of provisions. Where the effect of the time value of money is material, the amount of provisions shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF(Credit Convert Factor), PD(Probability of Default) and LGD(Loss Given Default) are employed

Interest income recognized by effective interest method

Interest income is recognized using the effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that have no guarantee from financial institutions and have deposits as collateral which are less than the outstanding amount at the end of the reporting period

Interest income is recognized using the effective interest method

	Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method	All direct loan origination fees and costs are deferred and recognized through the effective interest method

Impairment recognition of securities

When there is an objective evidence of impairment, impairment loss shall be recognized.

If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed

A significant or prolonged decline in the fair value of an equity security below acquisition cost is also objective evidence of impairment

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss

Definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

A derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date

Fair Value Adjustments of Financial Instruments	When derivatives are exposed to counterparty credit risk, credit value adjustments are measured in accordance with minimum percentage rate by asset category as prescribed in the Regulation on Supervision of Banking Business	When derivatives are exposed to credit risk, the credit risk of the company and of the counterparty are evaluated according to risk position

	Adjustment of bid or asking price: apply mid-market price	Apply bid or ask price by risk position in the valuation of a financial instrument

Provisions for membership rewards program	The estimated future costs of supplying the awards are recognized as provisions for credit card points	Credit card points granted to customers as part of a sales transaction are measured at fair value and the recognition of revenue is deferred when they are granted. And they are recognized as revenue when redeemed by customers or expired

Employee Benefits	Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period	Post-employment benefit obligation: It is measured by an actuarial valuation method using the projected unit credit method

	Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made	Short-term employee benefit : It is recognized as an expense during the period when services are provided and benefits are earned

Asset Retirement Obligation	No provisions are recognized for restoration cost of leased property	The expected restoration costs for structures in leased office that are used for a business purpose are recognized as a liability. This amount is included as an acquisition cost, which shall be depreciated and management’s estimate of the obligation is re-evaluated annually

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Hybrid capital instrument	Hybrid capital instrument is classified as liability by its legal form	Hybrid capital instrument is classified as equity or liability by the substance of the contract. Therefore, if it has an unconditional right to avoid delivering financial asset such as cash to settle the contractual obligation, it is classified as an equity instrument and presented as a part of equity

Offsetting financial assets and liabilities	A financial asset and a financial liability from standardized brokerage transaction, can be offset and presented as the net amount in the statement of financial position	A financial asset and a financial liability shall be offset and presented as the net amount in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously

Goodwill	Goodwill is amortized over a reasonable period from the beginning of the first annual period in which it arose using straight-line method	Goodwill acquired in a business combination shall not be amortized. An entity shall test goodwill for impairment at least annually

Gains on a bargain purchase	Gains on a bargain purchase are reversed over the reasonable period from the beginning of the first annual period in which it was earned using straight-line method	Gains on a bargain purchase are recognized in the period it occurs through profit or loss

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit will be utilized

Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Foreign currency translation

•       Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gains or losses arising from this recorded as loss on foreign currency exchange or gains on foreign currency exchange in profit or loss

•       Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period

•       Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined

•       Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period

b. Equity: historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gains or losses on disposal are recognized

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized

45.2 Changes in consolidation entities

According to K-IFRS, KB Financial Group Inc. is responsible for preparing the consolidated financial statements. As of December 31, 2010, the inclusions and exclusions from the list of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name
Included	Entities with total assets less than ~~W~~10 billion at the previous year end are excluded from the scope of consolidation according to the Act on External Audit of Stock companies, while they are included under K-IFRS	KB Investment & Securities Hong Kong Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Included	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included under K-IFRS

KB 9th Securitization Specialty Co., Ltd.

KB 10th Securitization Specialty Co., Ltd.

KB 11th Securitization Specialty Co., Ltd.

KB 12th Securitization Specialty Co., Ltd.

KB 13th Securitization Specialty Co., Ltd.

KB 14th Securitization Specialty Co., Ltd.

KB Mortgage Loan 1st Securitization Specialty Co., Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.

KB Covered Bond 1st Trust

KB Covered Bond 1st Securitization Specialty Co., Ltd.

KB Covered Bond First International Limited

DKH Co., Ltd.

NEWSTAR 1st Co., Ltd.

KB06-1 Venture Investment Partnership

KB08-1 Venture Investment Partnership

Kookmin investment Partnership No. 16.

NPS 05-6 KB Venture Fund

NPS 07-5 KB Venture Fund

09-5KB Venture Fund

NPS 06-5 KB Corporate Restructuring Fund

KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership

Included	Beneficiary certificates issued by private equity funds, not involved in fund management, are accounted for as equity instruments under the Practice Opinion of Financial Supervisory Service, while they are included in the scope of consolidation under K-IFRS

ING Lion 1st Private Security Equity Trust

PCA Income Private Securities A-5

KDB Private Securities Investment Trust No.6(Bond)

Allianz Star 15th Private Security Equity Trust

TongYang HighPlus Securities Investment Trust N-15(Bond)

Prudential Private Placement Securities Bond Fund 16(Bond)

HI Private Securities Investment Trust 3-16(Bond)

Kyoboaxa Private Tomorrow Securities Investment Trust 4(Bond)

KTB Safe Private Fund 49(Bond)

Korea Investment Private Basic35

Hana UBS Private Securities36

HYUNDAI Trust Private bond Fund 3 (Bond)

Truston Index Alpha Securities Investment Trust 1

Excluded	According to the Act on External Audit of Stock companies, in case the Parent Company and its subsidiaries own more than 30% of an investee’s stocks with voting rights, they are considered to be the largest shareholder and the investee is included in the scope of consolidation, while excluded in the scope of consolidation under K-IFRS	KoFC KBIC Frontier Champ 2010-5 PEF

Excluded	It was included under the original by-laws relating to Banking Supervision, while it was excluded under K-IFRS	Principal guaranteed trust

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

45.3 The impact on the financial information of the Group as a result of adoption of K-IFRS

The impact on the Group’s assets, liabilities, equity, profit, comprehensive income and cash flows as a result of adopting K-IFRS is as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
K-GAAP	~~W~~	262,168,450	~~W~~	244,057,124	~~W~~	18,111,326

Adjustments:
Changes in subsidiaries		(2,365,486)		(2,290,995)		(74,491)
Allowances for loan losses		569,598		—		569,598
Unused commitments/provisions on guarantees		—		(304,647)		304,647
Recognition of interest income using effective interest method		43,124		(24,810)		67,934
Recognition of impairment on securities investment		(15,641)		—		(15,641)
Changes in scope of derivatives		(2,061)		8,837		(10,898)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points (Customer loyalty programs)		—		22,305		(22,305)
Employee benefits		—		81,812		(81,812)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(821,297)		821,297
Offsetting of financial assets and financial liabilities		118,672		118,672		—
Others		(354,870)		(298,332)		(56,538)
Deferred income tax effect due to adjustments		(5,110)		144,482		(149,592)

Total adjustments		(2,009,479)		(3,328,841)		1,319,362

K-IFRS	~~W~~	260,158,971	~~W~~	240,728,283	~~W~~	19,430,688

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
K-GAAP	~~W~~	262,007,968	~~W~~	243,567,615	~~W~~	18,440,353

Adjustments:
Changes in subsidiaries		(4,255,827)		(4,198,470)		(57,357)
Allowances for loan losses		663,522		—		663,522
Unused commitments/provisions on guarantees		—		(113,612)		113,612
Recognition of interest income using effective interest method		50,093		(6,061)		56,154
Recognition of impairment on securities investment		(5,931)		—		(5,931)
Changes in scope of derivatives		462		(1,545)		2,007
Adjustment on fair values of financial investments		—		(7,628)		7,628
Credit card points (Customer loyalty programs)		—		21,357		(21,357)
Employee benefits		—		71,006		(71,006)
Asset retirement obligation liabilities		3,148		49,460		(46,312)
Classification of equity/liability		—		(684,769)		684,769
Goodwill		89,673		—		89,673
Equity method investment securities		11,314		137		11,177
Offsetting of financial assets and financial liabilities		113,507		113,507		—
Other		105,020		155,924		(50,904)
Deferred income tax effect due to adjustments		(12,327)		137,771		(150,098)

Total adjustments		(3,237,346)		(4,462,923)		1,225,577

K-IFRS	~~W~~	258,770,622	~~W~~	239,104,692	~~W~~	19,665,930

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Profit		Total comprehensive income
K-GAAP	~~W~~	100,183	~~W~~	212,245

Adjustments :
Changes in subsidiaries		47,074		47,074
Allowances for loan losses		93,683		93,683
Unused commitments/provisions on guarantees		(191,034)		(191,034)
Recognition of interest income using effective interest method		(11,780)		(11,780)
Recognition of impairment on securities investment		(3,426)		(3,426)
Changes in scope of derivatives		12,913		12,913
Adjustment on fair values of financial investments		(311)		(311)
Credit card points (Customer loyalty programs)		948		948
Employee benefits		10,805		10,805
Asset retirement obligation liabilities		(5,537)		(5,537)
Classification of equity/liability		61,835		61,835
Goodwill		89,673		89,673
Equity method investment securities		12,251		7,533
Other		13,496		5,481
Deferred income tax effect due to adjustments		(10,864)		(10,864)

Total adjustments		119,726		106,993

K-IFRS	~~W~~	219,909	~~W~~	319,238

Adjustment summary

The cash flows have been reclassified in accordance with K-IFRS as follows:

•

The cash flows related to deposits, which are the major income sources for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under K-IFRS.

Except for items mentioned above, there are no other significant differences on the cash flow statements prepared in accordance with K-IFRS and K-GAAP.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

KB Financial Group Inc.

Index

December 31, 2011 and 2010, and January 1, 2010

Report of Independent Auditors

To the Shareholders and Board of Directors of KB Financial Group Inc.

We have audited the accompanying separate statements of financial position of KB Financial Group Inc. (the “Company”) as of December 31, 2011 and 2010, and January 1, 2010, and the related separate statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2011 and 2010, and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

1

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2012

This report is effective as of March 12, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Notes	December 31, 2011		December 31, 2010		January 1, 2010
Assets
Cash and due from financial institutions	4,5,6,24	~~W~~	32,031	~~W~~	759,998	~~W~~	845,366
Loans	4,5,7		60,000		160,000		170,000
Investments in subsidiaries	8		17,773,322		17,673,322		17,612,122
Property and equipment	9		759		1,109		1,718
Intangible assets	10		10,531		11,057		9,176
Current income tax assets	22		—		125,423		—
Deferred income tax assets	11,22		2,445		898		—
Other assets	4,5,12		631,602		48,105		25,932

Total assets		~~W~~	18,510,690	~~W~~	18,779,912	~~W~~	18,664,314

Liabilities
Debts	4,5,13	~~W~~	130,000	~~W~~	—	~~W~~	—
Debentures	4,5,14		49,988		799,353		798,421
Current income tax liabilities	22		578,729		—		—
Other liabilities	4,5,15		35,693		159,438		7,450

Total liabilities			794,410		958,791		805,871

Equity
Capital stock	16		1,931,758		1,931,758		1,931,758
Capital surplus	16		13,513,809		13,513,809		13,513,809
Retained earnings	16		2,270,713		2,375,554		2,412,876

Total equity			17,716,280		17,821,121		17,858,443

Total liabilities and equity		~~W~~	18,510,690	~~W~~	18,779,912	~~W~~	18,664,314

The accompanying notes are an integral part of these separate financial statements.

3

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years ended December 31, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011		2010
Interest income		~~W~~	26,999	~~W~~	36,150
Interest expense			(41,571)		(53,431)

Net interest expense	4,18		(14,572)		(17,281)

Fee and commission income			—		4
Fee and commission expense			(6,079)		(6,955)

Net fee and commission expense	19		(6,079)		(6,951)

Net gains(losses) on financial assets/liabilities at fair value through profit and loss			—		—

Provision for credit losses			—		—

Employee compensation and benefits	20,26		(26,332)		(19,083)
Depreciation and amortization	9,10		(1,581)		(1,792)
Other general and administrative expenses	21		(13,798)		(10,312)

General and administrative expenses			(41,711)		(31,187)

Net other operating income			—		95,305

Operating profit(loss)			(62,362)		39,886

Non-operating income(expense)			(2,863)		792

Profit(loss) before tax expense			(65,225)		40,678
Tax income (expense)	22		1,547		897

Profit(loss) for the year			(63,678)		41,575

Total comprehensive income(loss) for the year		~~W~~	(63,678)	~~W~~	41,575

Earnings(loss) per share
Basic and diluted earnings(loss) per share	23	~~W~~	(173)	~~W~~	121

The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years ended December, 2011 and 2010

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity
Balance at January 1, 2010	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	—	~~W~~	2,412,876	~~W~~	17,858,443

Comprehensive income
Profit for the year		—		—		—		41,575		41,575

Total comprehensive income		—		—		—		41,575		41,575

Transactions with shareholders
Dividends		—		—		—		(78,897)		(78,897)

Total transactions with shareholders		—		—		—		(78,897)		(78,897)

Balance at December 31, 2010	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	—	~~W~~	2,375,554	~~W~~	17,821,121

Balance at January 1, 2011	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	—	~~W~~	2,375,554	~~W~~	17,821,121

Comprehensive loss
Loss for the year		—		—		—		(63,678)		(63,678)

Total comprehensive loss		—		—		—		(63,678)		(63,678)

Transactions with shareholders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with shareholders		—		—		—		(41,163)		(41,163)

Balance at December 31, 2011	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	—	~~W~~	2,270,713	~~W~~	17,716,280

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2011 and 2010

(In millions of Korean won)	Note	2011		2010
Cash flows from operating activities
Profit(loss) for the year		~~W~~	(63,678)	~~W~~	41,575

Adjustment for non-cash items
Depreciation and amortization			1,581		1,792
Share-based payments			2,534		3,119
Net interest income			(349)		(19)
Other income			6,565		2,479

			10,331		7,371

Changes in Operating assets and Liabilities
Due from financial institutions			(12,000)		—
Deferred income tax assets			(1,547)		(898)
Other assets			2,599		5,618
Other liabilities			(3,766)		(649)

			(14,714)		4,071

Net cash generated from (used in) operating activities			(68,061)		53,017

Cash flows from investing activities
Acquisition of investments in subsidiaries			(100,000)		(61,200)
Collection of loans			100,000		10,000
Acquisition of property and equipment			(233)		(314)
Acquisition of intangible assets			(3,850)		(2,750)
Disposal of intangible assets			895		—
Net decrease in guarantee deposits paid			(7,555)		(5,224)

Net cash provided by (used in) investing activities			(10,743)		(59,488)

Cash flows from financing activities
Increase in debts			130,000		—
Decrease in debentures			(750,000)		—
Dividends			(41,163)		(78,897)

Net cash used in financing activities			(661,163)		(78,897)

Net decrease in cash and cash equivalents			(739,967)		(85,368)
Cash and cash equivalents at the beginning of the year	24		759,995		845,363

Cash and cash equivalents at the end of the year	24	~~W~~	20,028	~~W~~	759,995

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with the former shareholders of KB Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of December 31, 2011, is ~~W~~1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Company is authorized to issue up to 1,000 million shares. The Company listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The separate financial statements of the Company were prepared in accordance with K-IFRS, and the application of K-IFRS 1101, First-time Adoption of International Financial Reporting Standards, is required for the separate financial statements.

The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010. Reconciliations and descriptions of the effect of the transition from previous K-GAAP to K-IFRS on the Company’s equity, total comprehensive income and cash flows are described in Note 29.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with K-IFRS 1027, Consolidated and Separate Financial Statements.

7

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011, and not early adopted by the Company are as follows:

Amendments to K-IFRS 1012, Income Taxes

According to the amendments to K-IFRS 1012, for the investment properties accounted for at fair value, the measurement of deferred tax liability and deferred tax asset should reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale, unless there is evidence to the contrary. This amendment is effective for the Company as of January 1, 2012. The Company expects that the amendment does not affect the separate financial statements of the Company.

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for Actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Company as of January 1, 2013. The Company is assessing the impact of application of the amended K-IFRS 1019 on its separate financial statements.

Amendments to K-IFRS 1107, Financial Instruments: Disclosures

According to the amendment, an entity should provide the required disclosures of nature, carrying amount, risk and rewards associated with all transferred financial instruments that are not derecognized from an entity’s financial statements. In addition, an entity is required to disclose additional information related to transferred and derecognized financial instruments for any continuing involvement in transferred assets. This amendment is effective for the Company as of January 1, 2012. The Company is assessing the impact of application of the amended K-IFRS 1107 on its separate financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. This amendment is effective for the Company as of January 1, 2013, and the Company expects that the amendment does not affect the separate financial statements of the Company.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

8

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and income(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate amongst others.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

9

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.2 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS No.1027.

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualifies for recognition as an asset is measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

10

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvement	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

11

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

12

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.9.2 Fee and commission income

Fee commission income is recognized on an accrual basis in accordance with the substance of transaction.

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events render by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

13

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where the termination benefits fall due more than 12 months after the end of reporting period, they are discounted using the appropriate discount rate.

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

14

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Company recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 37. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 37. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

15

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders of the parent entity and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on other segments are omitted in accordance with K-IFRS No.1108, Operating Segments.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as a the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committees

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which is comprised of the chief risk officer of the Company. The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the detailed issues relating to the Company’s risk management.

16

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Risk Management Department

The Risk Management Department is responsible for conducting work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Due from financial institutions	~~W~~	32,031	~~W~~	759,998	~~W~~	845,366
Loans		60,000		160,000		170,000
Other financial assets		28,304		24,472		23,978

	~~W~~	120,335	~~W~~	944,470	~~W~~	1,039,344

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period therefore the Company does not recognize expected losses as a result of future events. The Company measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

17

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Loans are categorized as follows:

(In millions of Korean won)	Dec. 31, 2011			Dec. 31, 2010			Jan. 1, 2010
	Corporate loans		%	Corporate loans		%	Corporate loans		%

Loan before allowances
Neither past due nor impaired	~~W~~	60,000	100.00	~~W~~	160,000	100.00	~~W~~	170,000	100.00
Past due but not impaired		—	—		—	—		—	—
Impaired		—	—		—	—		—	—

		60,000	100.00		160,000	100.00		170,000	100.00
Allowances		—	—		—	—		—	—

Carrying amount	~~W~~	60,000	100.00	~~W~~	160,000	100.00	~~W~~	170,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Outstanding	~~W~~60,000	~~W~~160,000	~~W~~170,000
Good	—	—	—
Below Normal	—	—	—

	~~W~~60,000	~~W~~160,000	~~W~~170,000

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Outstanding	0.0 - 1.0
Good	1.0 - 5.0
Below Normal	5.0 +

4.2.5 Credit risk concentration analysis

The details of the Company’s loans by country, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	60,000	100.00	~~W~~	—	~~W~~	60,000

	~~W~~	60,000	100.00	~~W~~	—	~~W~~	60,000

(In millions of Korean won)
	Dec. 31, 2010
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	160,000	100.00	~~W~~	—	~~W~~	160,000

	~~W~~	160,000	100.00	~~W~~	—	~~W~~	160,000

(In millions of Korean won)
	Jan. 1, 2010
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	170,000	100.00	~~W~~	—	~~W~~	170,000

	~~W~~	170,000	100.00	~~W~~	—	~~W~~	170,000

18

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of the Company’s loans by industry as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)
	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	60,000	100.00	~~W~~	—	~~W~~	60,000

	~~W~~	60,000	100.00	~~W~~	—	~~W~~	60,000

(In millions of Korean won)
	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	160,000	100.00	~~W~~	—	~~W~~	160,000

	~~W~~	160,000	100.00	~~W~~	—	~~W~~	160,000

(In millions of Korean won)
	Jan. 1, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	170,000	100.00	~~W~~	—	~~W~~	170,000

	~~W~~	170,000	100.00	~~W~~	—	~~W~~	170,000

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and one year, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

19

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	~~W~~	20,107	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,107
Loans		—		292		583		12,335		51,460		—		64,670
Other financial assets		—		8,608		—		20,208		—		—		28,816

	~~W~~	20,107	~~W~~	8,900	~~W~~	583	~~W~~	32,543	~~W~~	51,460	~~W~~	—	~~W~~	113,593

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	130,000	~~W~~	—	~~W~~	—	~~W~~	130,000
Debentures		—		—		50,663		—		—		—		50,663
Other financial liabilities		—		647		880		5		—		—		1,532

	~~W~~	—	~~W~~	647	~~W~~	51,543	~~W~~	130,005	~~W~~	—	~~W~~	—	~~W~~	182,195

(In millions of Korean won)
	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	~~W~~	160,283	~~W~~	604,357	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	764,640
Loans		—		778		1,555		65,483		115,750		—		183,566
Others financial assets		—		—		—		21,229		—		—		21,229

	~~W~~	160,283	~~W~~	605,135	~~W~~	1,555	~~W~~	86,712	~~W~~	115,750	~~W~~	—	~~W~~	969,435

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	263,125	~~W~~	530,038	~~W~~	50,662	~~W~~	—	~~W~~	843,825
Other financial liabilities		—		801		—		—		—		—		801

	~~W~~	—	~~W~~	801	~~W~~	263,125	~~W~~	530,038	~~W~~	50,662	~~W~~	—	~~W~~	844,626

(In millions of Korean won)
	Jan. 1, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	~~W~~	15,386	~~W~~	840,667	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	856,053
Loans		—		821		1,643		26,887		173,292		—		202,643
Others financial assets		—		110		120		110		15,665		—		16,005

	~~W~~	15,386	~~W~~	841,598	~~W~~	1,763	~~W~~	26,997	~~W~~	188,957	~~W~~	—	~~W~~	1,074,701

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	13,125	~~W~~	39,375	~~W~~	843,825	~~W~~	—	~~W~~	896,325
Other financial liabilities		—		222		16		—		—		—		238

	~~W~~	—	~~W~~	222	~~W~~	13,141	~~W~~	39,375	~~W~~	843,825	~~W~~	—	~~W~~	896,563

[1]

The amount of ~~W~~12,003 million, ~~W~~3 million, and ~~W~~3 million which are restricted amount due from the financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are excluded, respectively.

20

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors that affect to the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measurement and management of interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

21

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The results of the interest rate gap analysis as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	~~W~~	20,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,028
Loans		60,000		—		—		—		—		60,000

	~~W~~	80,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	80,028

Interest-bearing liabilities
Debts	~~W~~	—	~~W~~	130,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	130,000
Debentures		50,000		—		—		—		—		50,000

	~~W~~	50,000	~~W~~	130,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000

Gap	~~W~~	30,028	~~W~~	(130,000)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(99,972)

Accumulated gap	~~W~~	30,028	~~W~~	(99,972)	~~W~~	(99,972)	~~W~~	(99,972)	~~W~~	(99,972)
Percentage (%)		37.52		(124.92)		(124.92)		(124.92)		(124.92)

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	~~W~~	759,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	759,995
Loans		160,000		—		—		—		—		160,000

	~~W~~	919,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	919,995

Interest-bearing liabilities
Debentures	~~W~~	250,000	~~W~~	—	~~W~~	500,000	~~W~~	50,000	~~W~~	—	~~W~~	800,000

	~~W~~	250,000	~~W~~	—	~~W~~	500,000	~~W~~	50,000	~~W~~	—	~~W~~	800,000

Gap	~~W~~	669,995	~~W~~	—	~~W~~	(500,000)	~~W~~	(50,000)	~~W~~	—	~~W~~	119,995

Accumulated gap	~~W~~	669,995	~~W~~	669,995	~~W~~	169,995	~~W~~	119,995	~~W~~	119,995
Percentage (%)		72.83		72.83		18.48		13.04		13.04

(In millions of Korean won)	Jan. 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	~~W~~	845,363	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	845,363
Loans		170,000		—		—		—		—		170,000

	~~W~~	1,015,363	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,015,363

Interest-bearing liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	800,000	~~W~~	—	~~W~~	800,000

	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	800,000	~~W~~	—	~~W~~	800,000

Gap	~~W~~	1,015,363	~~W~~	—	~~W~~	—	~~W~~	(800,000)	~~W~~	—	~~W~~	215,363

Accumulated gap	~~W~~	1,015,363	~~W~~	1,015,363	~~W~~	1,015,363	~~W~~	215,363	~~W~~	215,363
Percentage (%)		100.00		100.00		100.00		21.21		21.21

22

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement result of risk as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Interest rate VaR	~~W~~	726	~~W~~	15,500	~~W~~	34,974

4.5. Capital Adequacy

The Company is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Company’s consolidated BIS ratio as of December 31, 2011 and 2010, and January 1, 2010.

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010[1]		Jan. 1, 2010[1]
Equity Capital:	~~W~~	25,239,906	~~W~~	23,948,343	~~W~~	24,360,262
Tier I Capital		19,544,271		17,714,236		17,500,648
Tier II Capital		5,695,635		6,234,107		6,859,614
Risk-weighted assets:		192,812,547		183,077,983		182,664,075
Creidt risk		187,851,397		178,727,946		178,955,500
Market risk		4,961,150		4,350,037		3,708,575
Capital adequacy ratio(%):		13.09		13.08		13.34
Tier I Capital(%)		10.14		9.68		9.58
Tier II Capital(%)		2.95		3.40		3.76

[1]	Based on previous K-GAAP in accordance with Korean regulations.

23

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	~~W~~	32,031	~~W~~	32,031
Loans		60,000		60,000
Other financial assets		28,304		28,304

	~~W~~	120,335	~~W~~	120,335

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	130,000	~~W~~	130,000
Debentures		49,988		42,654
Other financial liabilities		1,970		1,970

	~~W~~	181,958	~~W~~	174,624

	Dec. 31, 2010
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	~~W~~	759,998	~~W~~	759,998
Loans		160,000		160,000
Other financial assets		24,472		24,472

	~~W~~	944,470	~~W~~	944,470

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	799,353	~~W~~	696,303
Other financial liabilities		3,398		3,398

	~~W~~	802,751	~~W~~	699,701

24

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

	Jan. 1, 2010
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	~~W~~	845,366	~~W~~	845,366
Loans		170,000		170,000
Other financial assets		23,978		23,978

	~~W~~	1,039,344	~~W~~	1,039,344

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	798,421	~~W~~	700,252
Other financial liabilities		2,836		2,836

	~~W~~	801,257	~~W~~	703,088

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate.
For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

25

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

6. Due from financial institutions

The details of due from financial institutions of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)		Bank	Interest rate(%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 01, 2010
Due from financial institutions in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 3.05	~~W~~	32,031	~~W~~	759,998	~~W~~	845,366

The maturities of due from financial institutions, excluding restricted due from financial institutions, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Dec. 31, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	20,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,028

	~~W~~	20,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,028

(in millions of Korean won)	Dec. 31, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	759,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	759,995

	~~W~~	759,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	759,995

(in millions of Korean won)	Jan. 1, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	845,363	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	845,363

	~~W~~	845,363	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	845,363

26

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Restricted due from financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Bank	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Reason for restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	12,000	~~W~~	—	~~W~~	—	Share capital payment of KB Savings Bank Co., Ltd.
			3		3		3	Pledged as collateral for the overdraft facility

		~~W~~	12,003	~~W~~	3	~~W~~	3

7. Loans

Loans as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Loans	~~W~~	60,000	~~W~~	160,000	~~W~~	170,000
Less: Allowances for loan losses		—		—		—

Carrying amount	~~W~~	60,000	~~W~~	160,000	~~W~~	170,000

8. Subsidiaries

The details of subsidiaries as of December 31, 2011, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry
Kookmin Bank[1]	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd [1]	92,000,000	Korea	Credit card and installment finance
KB Investment & Securities Co., Ltd.[2]	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	28,152,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply

[1]	KB Kookmin Card Co., Ltd. was spun off from Kookmin Bank and established on March 2, 2011.
[2]	On March 12, 2011, KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

27

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Investments in subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

Name of subsidiary	Ownership(%) (Dec. 31, 2011)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Kookmin Bank [1]	100.00	~~W~~	14,821,721	~~W~~	16,774,896	~~W~~	16,774,896
KB Kookmin Card Co., Ltd [1]	100.00		1,953,175		—		—
KB Investment & Securities Co., Ltd [2,3]	100.00		507,212		369,849		369,849
KB Life Insurance Co., Ltd.	51.00		138,484		138,484		77,284
KB Asset Management Co., Ltd.	100.00		96,312		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910		104,910
KB Futures Co., Ltd.	—		—		37,363		37,363
KB Credit Information Co., Ltd.	100.00		23,621		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334		6,334

		~~W~~	17,773,322	~~W~~	17,673,322	~~W~~	17,612,122

[1]	Kookmin Bank’s carrying amount as of December 31, 2010 was allocated based on each net asset value as of date of spin-off.
[2]	Includes the carrying amount of KB Futures Co., Ltd. as of date of merger.
[3]	On December, 2011, KB Investment & Securities Co., Ltd. issued common shares.

9. Property and Equipment

The details of property and equipment as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	319	~~W~~	(199)	~~W~~	—	~~W~~	120
Equipment and vehicles		4,024		(3,385)		—		639

	~~W~~	4,343	~~W~~	(3,584)	~~W~~	—	~~W~~	759

28

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	231	~~W~~	(111)	~~W~~	—	~~W~~	120
Equipment and vehicles		3,880		(2,891)		—		989

	~~W~~	4,111	~~W~~	(3,002)	~~W~~	—	~~W~~	1,109

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	98	~~W~~	(45)	~~W~~	—	~~W~~	53
Equipment and vehicles		3,698		(2,033)		—		1,665

	~~W~~	3,796	~~W~~	(2,078)	~~W~~	—	~~W~~	1,718

The changes in property and equipment for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
(In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	~~W~~	120	~~W~~	88	~~W~~	(88)	~~W~~	120
Equipment and vehicles		989		145		(495)		639

Total	~~W~~	1,109	~~W~~	233	~~W~~	(583)	~~W~~	759

	Dec. 31, 2010
((In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	~~W~~	53	~~W~~	133	~~W~~	(66)	~~W~~	120
Equipment and vehicles		1,665		181		(857)		989

Total	~~W~~	1,718	~~W~~	314	~~W~~	(923)	~~W~~	1,109

Property and equipment insured as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)

		Insurance Coverage
Type of insurance	Assets insured	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010		Insurance company
General property insurance	Leasehold improvements	~~W~~	319	~~W~~	231	~~W~~	98	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		4,024		3,880		3,698

		~~W~~	4,343	~~W~~	4,111	~~W~~	3,796

29

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

10. Intangible Assets

The details of intangible assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	1,731	~~W~~	(1,270)	~~W~~	—	~~W~~	461
Membership rights		11,667		—		(2,532)		9,135
Other intangible assets		2,354		(1,419)		—		935

	~~W~~	15,752	~~W~~	(2,689)	~~W~~	(2,532)	~~W~~	10,531

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	1,647	~~W~~	(842)	~~W~~	—	~~W~~	805
Membership rights		8,924		—		—		8,924
Other intangible assets		2,177		(849)		—		1,328

	~~W~~	12,748	~~W~~	(1,691)	~~W~~	—	~~W~~	11,057

(In millions of Korean won)	Jan. 1, 2010
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	1,568	~~W~~	(443)	~~W~~	—	~~W~~	1,125
Membership rights		6,667		—		—		6,667
Other intangible assets		1,763		(379)		—		1,384

	~~W~~	9,998	~~W~~	(822)	~~W~~	—	~~W~~	9,176

The changes in intangible assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Acquisition		Disposal		Amortization		Impairment		Ending
Software	~~W~~	805	~~W~~	84	~~W~~	—	~~W~~	(428)	~~W~~	—	~~W~~	461
Membership rights		8,924		3,589		(846)		—		(2,532)		9,135
Other intangible assets		1,328		177		—		(570)		—		935

	~~W~~	11,057	~~W~~	3,850	~~W~~	(846)	~~W~~	(998)	~~W~~	(2,532)	~~W~~	10,531

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Acquisition		Disposal		Amortization		Impairment		Ending
Software	~~W~~	1,125	~~W~~	79	~~W~~	—	~~W~~	(399)	~~W~~	—	~~W~~	805
Membership rights		6,667		2,257		—		—		—		8,924
Other intangible assets		1,384		414		—		(470)		—		1,328

	~~W~~	9,176	~~W~~	2,750	~~W~~	—	~~W~~	(869)	~~W~~	—	~~W~~	11,057

30

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	1,507	~~W~~	—	~~W~~	1,507
Membership rights		613		—		613
Defined benefit obligation		1,283		—		1,283
Plan assets		—		(1,283)		(1,283)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		216		—		216
Others		602		—		602

		4,221		(1,776)		2,445

Off-setting of deferred tax assets and liabilities		(1,776)		1,776		—

	~~W~~	2,445	~~W~~	—	~~W~~	2,445

(In millions of Korean won)	Dec. 31, 2010
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	913	~~W~~	—	~~W~~	913
Defined benefit obligation		782		—		782
Plan assets		—		(931)		(931)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		224		—		224
Others		358		—		358

		2,277		(1,379)		898

Off-setting of deferred tax assets and liabilities		(1,379)		1,379		—

	~~W~~	898	~~W~~	—	~~W~~	898

(In millions of Korean won)	Jan. 1, 2010
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	291	~~W~~	—	~~W~~	291
Defined benefit obligation		645		—		645
Plan assets		—		(725)		(725)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		157		—		157
Allowance for loan losses		—		(206)		(206)
Others		297		—		297

		1,390		(1,379)		11

Off-setting of deferred tax assets and liabilities		(1,379)		1,379		—
Unrecognized deferred income tax assets:		(11)		—		(11)

	~~W~~	—	~~W~~	—	~~W~~	—

31

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~2,896,164 million, ~~W~~77,275 million associated with investments in subsidiaries and tax loss carryforwards respectively as of December 31, 2011, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	4,149	~~W~~	455	~~W~~	2,534	~~W~~	6,228
Membership rights		—		—		2,532		2,532
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		3,552		1,488		3,237		5,301
Short-term employee benefits		927		927		891		891
Tax loss carryforwards		77,275		—		—		77,275
Others		1,481		1,481		2,488		2,488

		2,983,548		4,351		11,682		2,990,879
Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	~~W~~	10,109					~~W~~	17,440

Tax rate (%)[1]		24.2 , 22.0						24.2

Deferred income tax assets from deductible temporary differences	~~W~~	2,277					~~W~~	4,221

Taxable temporary differences

Investments in subsidiaries	~~W~~	2,395,805	~~W~~	—	~~W~~	—	~~W~~	2,395,805
Plan assets		4,232		1,488		2,557		5,301

	~~W~~	2,400,037	~~W~~	1,488	~~W~~	2,557	~~W~~	2,401,106

Tax rate (%)[1]		24.2 , 22.0						24.2

Deferred income tax liabilities from taxable temporary differences	~~W~~	1,379					~~W~~	1,776

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2011.

32

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In millions of Korean won)	Dec. 31, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	1,324	~~W~~	294	~~W~~	3,119	~~W~~	4,149
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		2,933		1,239		1,859		3,553
Short-term employee benefits		647		—		280		927
Tax loss carryforwards		77,275		—		—		77,275
Others		1,353		1,353		1,480		1,480

		2,979,696		2,886		6,738		2,983,548
Unrecognized deferred income tax asset:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275
Others		54						—

	~~W~~	6,203					~~W~~	10,109

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax assets from deductible temporary differences	~~W~~	1,379					~~W~~	2,277

Taxable temporary differences

Investments in subsidiaries	~~W~~	2,395,805	~~W~~	—	~~W~~	—	~~W~~	2,395,805
Plan assets		3,296		1,239		2,176		4,233
Allowances		850		850		—		—

	~~W~~	2,399,951	~~W~~	2,089	~~W~~	2,176	~~W~~	2,400,038

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax liabilities from taxable temporary differences	~~W~~	1,379					~~W~~	1,379

[1]

The 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in the year ended December 31, 2011. And 22.0% has been applied for the deferred tax assets and liabilities expected to be utilized in the periods after December 31, 2011.

33

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

12. Other Assets

The details of other assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Other financial assets
Accrued income	~~W~~	132	~~W~~	3,963	~~W~~	9,547
Guarantee deposits		28,172		20,509		14,431

		28,304		24,472		23,978

Other assets
Other receivables		601,106		22,568		—
Prepaid expenses		2,192		1,065		1,917
Advance payments		—		—		37

		603,298		23,633		1,954

	~~W~~	631,602	~~W~~	48,105	~~W~~	25,932

13. Debts

The details of debts as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Issued date	Expiration date	Annual interest rates(%)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Commercial paper	2011.12.12	2012.04.02	3.70	~~W~~ 130,000	~~W~~ —	~~W~~ —

The maturity of debts as of December 31, 2011, is as follows:

(in millions of Korean won)

	Dec. 31, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Commercial paper	~~W~~	—	~~W~~	130,000	~~W~~	—	~~W~~	—	~~W~~	130,000

34

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

14. Debentures

The details of debentures at amortized cost as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	Issued date	Expiration date	Annual interest rates(%)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Unguaranteed debentures No. 1	2008.12.12	2011.12.12	—	~~W~~	—	~~W~~	500,000	~~W~~	500,000
Unguaranteed debentures No. 2-1	2009.03.20	2011.03.20	—		—		250,000		250,000
Unguaranteed debentures No. 2-2	2009.03.20	2012.03.20	5.30		50,000		50,000		50,000

					50,000		800,000		800,000
	Bond Discounts				(12)		(647)		(1,579)

				~~W~~	49,988	~~W~~	799,353	~~W~~	798,421

The maturities of debentures as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011
(in millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000

	Dec. 31, 2010
(in millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	~~W~~	250,000	~~W~~	—	~~W~~	500,000	~~W~~	50,000	~~W~~	800,000

	Dec. 31, 2010
(in millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	800,000	~~W~~	800,000

35

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in debentures based on face value for the years ended December 31, 2011 and 2010, are as follows:

(in millions of Korean won)
	Dec. 31, 2011
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	800,000	~~W~~	—	~~W~~	(750,000)	~~W~~	50,000

(in millions of Korean won)
	Dec. 31, 2010
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	800,000	~~W~~	—	~~W~~	—	~~W~~	800,000

15. Other Liabilities

15.1 Defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period it occurs through profit or loss.

36

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in the defined benefit obligation for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Present value of defined benefit obligation (beginning)	~~W~~	5,366	~~W~~	4,345
Current service cost		1,252		770
Interest cost		274		255
Actuarial losses		1,711		642
Benefits paid		(775)		(646)

Present value of defined benefit obligation (ending)	~~W~~	7,828	~~W~~	5,366

The changes in the fair value of plan assets for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fair value of plan assets (beginning)	~~W~~	4,232	~~W~~	3,296
Expected return on plan assets		183		195
Actuarial losses		(45)		(57)
Contributions		2,889		1,473
Benefits paid		(423)		(675)

Fair value of plan assets (ending)	~~W~~	6,836	~~W~~	4,232

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Current service cost	~~W~~	1,252	~~W~~	770
Interest cost		274		255
Expected return on plan assets		(183)		(195)
Actuarial gains and losses		1,756		699

Post-employment benefits	~~W~~	3,099	~~W~~	1,529

The actual return on plan assets was ~~W~~138 million and ~~W~~138 million for the years ended December 31, 2011 and 2010, respectively.

The details of plan assets as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Time deposits	~~W~~	6,836	~~W~~	4,232	~~W~~	3,296

Key actuarial assumptions used as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Discount rate (%)	4.32	5.13	5.91
Expected return on plan assets	4.19	3.91	5.39
Future salary increase rate	4.55	3.97	4.24

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

37

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each items as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	~~W~~	7,828	~~W~~	5,366	~~W~~	4,345
Fair value of plan assets		(6,836)		(4,232)		(3,296)

	~~W~~	992	~~W~~	1,134	~~W~~	1,049

Adjustments to defined benefits obligation	~~W~~	1,711	~~W~~	642	~~W~~	—
Adjustments to plan assets		45		57		—

The Company’s best estimate of contributions expected to be paid to plan during the annual period beginning after the reporting period amounts to ~~W~~582 million.

15.2 Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Other financial liabilities
Other payables	~~W~~	341	~~W~~	244	~~W~~	199
Accrued expenses		1,629		3,154		2,637

		1,970		3,398		2,836

Other non-financial liabilities
Other payables		4,252		132,455		—
Accrued expenses		27,833		22,185		3,324
Withholding taxes		646		266		241

		32,731		154,906		3,565

	~~W~~	34,701	~~W~~	158,304	~~W~~	6,401

16. Equity

16.1 Capital Stock

The details of capital stock as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won, except per share amounts)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Type		Ordinary share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693		386,351,693
Capital stock	~~W~~	1,931,758	~~W~~	1,931,758	~~W~~	1,931,758

38

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The changes in shares outstanding for the years ended December 31, 2011 and 2010, are as follows:

	Dec. 31, 2011
	Beginning[1]	Increase	Decrease	Ending
Number of issued shares	343,028,989	43,322,704	—	386,351,693

	Dec. 31, 2010
	Beginning[1]	Increase	Decrease	Ending[1]
Number of issued shares	343,028,989	—	—	343,028,989

[1]	Excluding 43,322,704 shares owned by Kookmin Bank

15.2 Capital Surplus

The details of capital surplus as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Paid-in capital in excess of par value	~~W~~	12,226,597	~~W~~	12,226,597	~~W~~	12,226,597
Other capital surplus		1,287,212		1,287,212		1,287,212

	~~W~~	13,513,809	~~W~~	13,513,809	~~W~~	13,513,809

15.3 Retained Earnings

15.3.1 The details of retained earnings as of December 31, 2011 and 2010, and January 1, 2010, consist of:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Legal reserves	~~W~~	124,014	~~W~~	115,182	~~W~~	61,200
Voluntary reserves		982,000		982,000		568,000
Unappropriated retained earnings		1,164,699		1,278,372		1,783,676

	~~W~~	2,270,713	~~W~~	2,375,554	~~W~~	2,412,876

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

39

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

15.3.2 Statements of Appropriation of Retained Earnings

(Date of appropriation for 2011: March 23, 2012)

(Date of appropriation for 2010: March 25, 2011)

(in millions of Korean won)	Dec. 31, 2011				Dec. 31, 2010
Unappropriated retained earnings			~~W~~	1,164,699			~~W~~	1,278,372
Balance at the beginning of year	~~W~~	1,228,377			~~W~~	1,652
Cumulative effect of transition to K-IFRS		—				1,235,145
Profit for the year		(63,678)				41,575

Appropriation of retained earnings				281,479				49,995
Legal reserve		—				8,832
Regulatory Reserve for Credit Losses		3,306				—
Cash dividends
(Dividends per common share: ~~W~~720 (14.4%) in 2011)
(Dividends per common share: ~~W~~120 (2.40%) in 2010)		278,173				41,163

Unappropriated retained earnings to be carried over to subsequent year			~~W~~	883,220			~~W~~	1,228,377

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2011, and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Beginning	~~W~~	—	~~W~~	—
Amounts estimated to be appropriated		3,306		933

Ending	~~W~~	3,306	~~W~~	933

The adjustments to the regulatory reserve for credit losses for the year ended December 31, 2011, are as follows:

(In millions of Korean won, except per share amounts)	Dec. 31, 2011
Provision of regulatory reserve for credit losses	~~W~~	(2,373)
Adjusted loss after provision of regulatory reverse for credit losses[1]		(66,051)
Adjusted loss per share after provision of regulatory reverse for credit losses[1]	~~W~~	(180)

[1]

Adjusted loss after provision of regulatory reverse for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the loss for the year.

40

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

17. Dividends

The dividends paid to the shareholders of the Company in 2011 and 2010 were ~~W~~41,163 million (~~W~~120 per share) and ~~W~~78,897 million (~~W~~230 per share), respectively. The dividend to the shareholders of the parent company in respect of the year ended December 31, 2011, of ~~W~~720 per share, amounting to total dividends of ~~W~~278,173 million, is to be proposed at the annual general meeting on March 23, 2012. The Company’s separate financial statements as of December 31, 2011, do not reflect this dividend payable.

18. Net Interest Income

Interest income, interest expense and net interest income for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Interest income
Due from financial institutions	~~W~~	16,075	~~W~~	25,885
Loans		9,916		9,315
Other		1,008		950

		26,999		36,150

Interest expenses
Debts		275		—
Debentures		41,296		53,431

		41,571		53,431

Net interest expense	~~W~~	(14,572)	~~W~~	(17,281)

19. Net Fee and Commission income

Fee and commission income and fee and commission expense for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Fee and commission income
Fees in Korean won	~~W~~	—	~~W~~	4

Fee and commission expense
Fees paid in Korean won		5,987		6,844
Fees paid in foreign currency		92		111

		6,079		6,955

Net fee and commission expense	~~W~~	(6,079)	~~W~~	(6,951)

41

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

20. Employee Benefits

The details of employee benefits for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Salaries and other short-term employee benefits	~~W~~	20,564	~~W~~	14,192
Post employment benefits - defined benefit plans		3,099		1,529
Termination benefits		135		243
Share-based payments(reversal)		2,534		3,119

	~~W~~	26,332	~~W~~	19,083

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of December 30, 2011, is as follows:

(In number of shares)	Grant date	Number Of granted shares[1]	Vesting conditions
Share grants
(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4,11]
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,11]
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]
Series 6	2011.08.10	8,183	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]

		298,290

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

42

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In number of shares)	Grant date	Number Of granted shares[1]	Vesting conditions

Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,11]
Series 33	2011.07.07	5,736	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 35	2011.10.12	8,346	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 36	2011.10.18	8,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [11,13]
Deferred grant in 2010	—	14,243	Satisfied
Deferred grant in 2011	—	3,589	Satisfied

		523,026

43

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

(In number of shares)	Grant date	Number Of granted shares[1]	Vesting conditions

(Other subsidiaries)
Year 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]
Year 2011		38,931	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]

		72,748

		894,064

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is fulfillment of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 40% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS ratio and non-measurable indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and qualitative indicators, such as a trend of ROA of the last two years, respectively.

44

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed based on a new contract made for the year ended December 31, 2010, after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share for certain shares is confirmed.
[13]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPI.
[14]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Group and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of December 31, 2011, are as follows:

		Grant date	Number of vested shares [1]	Vesting conditions
KB Financial Group Inc.	Share granted in 2010	2010.01.01	9,218	Fulfillment of vesting condition
	Share granted in 2011	2011.01.01	21,187	Proportion to service period
Kookmin Bank	Share granted in 2010	2010.01.01	75,216	Fulfillment of vesting condition
	Share granted in 2011	2011.01.01	165,343	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

45

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2011, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
(KB Financial Group Inc.) Long-term achievements
Series 1-2	—	3.40	~~W~~	—	~~W~~	37,452
Series 1-4	0.23	3.40		—		36,214
Series 2-3	0.24	3.40		—		36,207
Series 3-1	0.00~2.00	3.40		57,407		37,452~41,104
Series 3-2	0.00~3.00	3.40		—		37,452~42,634
Series 3-3	0.00~2.00	3.40		57,407		37,452~41,104
Series 4-1	1.53~5.01	3.38		14,747		42,634~45,738
Series 4-2	1.53~5.01	3.38		15,252		42,634~45,738
Series 4-3	1.00~4.00	3.40		8,349		36,211~44,159
Series 4-4	1.00~4.00	3.40		8,221		36,211~44,159
Series 4-5	1.00~4.00	3.40		4,107		36,211~44,159
Series 5-1	1.00~4.00	3.40		5,286		36,211~44,159
Series 6-1	2.00~5.01	3.37		19,421		36,109~45,738
(Kookmin Bank) Long-term achievements
Series 13	1.00~3.00	3.40		36,339		36,339~42,634
Series 17	1.00~3.00	3.40		36,343		36,343~42,634
Series 19	—	3.40		—		36,291
Series 20-1	0.02~4.00	3.40		8,718		36,916~44,159
Series 20-2	0.02~4.00	3.40		8,718		36,917~44,159
Series 23	1.53~4.53	3.38		21,644		36,110~42,520
Series 24	0.59~4.00	3.40		9,086		36,222~42,634
Series 25	1.53~4.53	3.38		21,644		36,110~42,520
Series 27	0.72~4.00	3.40		5,225		36,169~42,634
Series 28	1.00~4.00	3.40		4,609		36,211~42,634
Series 29	1.00~4.00	3.40		5,286		36,211~42,634
Series 30	1.00~4.00	3.40		5,606		36,211~42,634
Series 31	1.00~4.00	3.40		5,623		36,211~42,634
Series 32	2.23~5.17	3.36		—		36,302~42,729
Series 33	1.50~4.17	3.39		15,878		36,283~42,634
Series 34	1.61~4.17	3.38		18,635		36,280~42,634
Series 35	2.00~4.17	3.37		21,198		36,109~42,634
Series 36	2.00~4.17	3.37		21,649		36,109~42,634
Deferred grant in 2010	0.25~3.25	3.38		—		37,060~42,634
Deferred grant in 2011	0.25~3.25	3.38		—		36,479~42,634
(Other Subsidiaries) Long-term achievements
Year 2010	1.00~2.17	3.36~3.40	~~W~~	607~16,958	~~W~~	36,132~36,240
Year 2011	1.00~2.35	3.36~3.40		607~18,772		36,058~36,240
(KB Financial Group Inc.) Short-term achievements
Year 2010	0.00~2.00	3.49	~~W~~	—	~~W~~	40,580~44,631
Year 2011	1.00~3.00	3.49		—		40,580~46,184
(Kookmin Bank) Short-term achievements
Year 2010	0.59~2.00	3.38	~~W~~	—	~~W~~	37,060~41,104
Year 2011	0.23~3.00	3.38		—		36,479~42,634

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Company was incorporated.

46

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of December 31, 2011 and 2010, and January 1, 2010, are ~~W~~24,454 million, ~~W~~19,777 million and ~~W~~1,324 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ~~W~~18,226 million. The compensation costs amounting to ~~W~~2,534 million and ~~W~~3,119 million were recorded as general and administrative expense for the years ended December 31, 2011 and 2010, respectively.

21. Other general and administrative expenses

The details of other general and administrative expenses for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Welfare expense	~~W~~	2,731	~~W~~	2,067
Travel		364		249
Communications		254		238
Tax and dues		329		207
Publication		254		190
Rental expense		2,173		2,034
Vehicle		400		335
Service fees		1,817		1,330
Advertising		614		501
Training		521		205
Others		4,341		2,956

	~~W~~	13,798	~~W~~	10,312

47

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

22. Tax expense

The details of income tax benefit for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Tax payable
Current tax expense	~~W~~	—	~~W~~	—

Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(1,547)		(886)
Deferred tax expense(benefit) arising from previously unused tax losses, origination or reversal of tax credit		—		(11)

Tax benefit	~~W~~	1,547	~~W~~	897

The analysis of profit(loss) before tax and income tax benefit for the years ended December 31, 2011 and 2010, follows:

	Dec. 31, 2011			Dec. 31, 2010
(In millions of Korean won)	Ratio (%)	Amounts		Ratio (%)	Amounts
Profit (loss) before tax		~~W~~	(65,225)		~~W~~	40,678

Tax expense at the applicable tax rate[1]	24.16	~~W~~	(15,758)	24.14	~~W~~	9,817
Non-taxable income	—		—	(56.70)		(23,064)
Non-deductible expense	(0.93)		607	0.54		218
Consolidated tax effect	(20.91)		13,636	29.79		12,121
Others	0.05		(32)	0.02		11

Tax benefit	(2.37)	~~W~~	1,547	2.21	~~W~~	897

[1]	Effective income tax rate for ~~W~~200 million and below is 11%, and over ~~W~~200 million is 24.2%, which is composed of corporate tax and local income tax.

The details of current tax liabilities (income tax payable) and current tax assets (income tax refund receivable) before offsetting, as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Income tax refund receivable prior to off-set	~~W~~	—	~~W~~	—	~~W~~	—
Tax payable prior to off-set		—		—		—
Adjustment on consolidated tax payable		578,729		(125,423)		—

Current tax payable(refund receivable)	~~W~~	578,729	~~W~~	(125,423)	~~W~~	—

48

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

23. Earnings(loss) per share

Calculations of basic earnings(loss) per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	Dec. 31, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

			6,955,758,854

Total outstanding shares (C = A – B)			134,062,609,091

Weighted average number of ordinary shares outstanding (D = C / 365)			367,294,819

	Dec. 31, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	365	15,812,786,960

Total outstanding shares (C = A – B)			125,205,580,985

Weighted average number of ordinary shares outstanding (D = C / 365)			343,028,989

Basic earnings(loss) per share

(in Korean won and in number of shares)	Dec. 31, 2011
Loss attributable to ordinary shares[1] (E)	~~W~~	(63,678,372,821)
Weighted average number of ordinary shares outstanding (F)		367,294,819
Basic earnings(loss) per share (G = E / F)	~~W~~	(173)

(in Korean won and in number of shares)	Dec. 31, 2010
Profit attributable to ordinary shares[1] (E)	~~W~~	41,574,578,811
Weighted average number of ordinary shares outstanding (F)		343,028,989
Basic earnings(loss) per share (G = E / F)	~~W~~	121

[1]	Earnings(loss) attributable to ordinary shares is the same as profit(loss) in statements of comprehensive income.

Diluted earnings(loss) per share

Basic earnings(loss) per share for the years ended December 31, 2011 and 2010, are equal the diluted earnings(loss) per share because there have been no dilution in the weighted average number of ordinary shares outstanding.

49

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The number of potential ordinary shares which is not included in the computation of diluted earnings(loss) per share for the year ended December 31, 2011, due to the antidilutive effect, but may result in the dilution of earnings(loss) per share in the future is as follows:

(In number of shares)	Dec. 31, 2011[1]
Share grants	1,173,480

[1]	Includes the number of granted shares for employees and executives of Kookmin Bank and other subsidiaries.

24. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Due from other financial institutions	~~W~~	32,031	~~W~~	759,998	~~W~~	845,366

		32,031		759,998		845,366

Restricted due from financial institutions		(12,003)		(3)		(3)

		(12,003)		(3)		(3)

	~~W~~	20,028	~~W~~	759,995	~~W~~	845,363

Significant non-cash transactions for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Changes in other receivables and accrued expenses from share grants of subsidiaries	~~W~~	2,598	~~W~~	15,628
Changes in other receivables and other payable from consolidated tax		582,880		132,362

Cash inflow and outflow due to interest and dividends for the years ended December 31, 2011 and 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2011		Dec. 31, 2010
Interest received	~~W~~	29,846	~~W~~	40,785
Interest paid		45,143		84,657
Dividends received		—		95,305
Dividends paid		41,163		78,897

50

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

25. Commitments

The commitments made with financial institutions as of December 31, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)		Dec. 31, 2011				Dec. 31, 2010				Jan. 1, 2010
		Limit for borrowing		Amounts borrowed		Limit for borrowing		Amounts borrowed		Limit for borrowing		Amounts borrowed
General loans	Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—
	Woori Bank		130,000		—		130,000		—		130,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—		100,000		—

		~~W~~	280,000	~~W~~	—	~~W~~	280,000	~~W~~	—	~~W~~	280,000	~~W~~	—

26. Related Party Transactions

Significant related party transactions for the year ended December 31, 2011 and 2010, are as follows:

		Dec. 31, 2011
(In millions of Korean won)		Interest Income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	~~W~~	17,037	~~W~~	—	~~W~~	2,731
	KB Kookmin Card Co., Ltd		—		—		1
	KB Investment & Securities Co., Ltd.		6,559		—		312
	KB Asset Management Co., Ltd.		—		—		3
	KB Real Estate Trust Co., Ltd.		2,802		—		—
	KB Investment Co., Ltd.		555		—		—
	KB Data Systems Co., Ltd.		—		—		670
Key management			—		—		—

		~~W~~	26,953	~~W~~	—	~~W~~	3,717

51

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

		Dec. 31, 2010
(In millions of Korean won)		Interest Income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	~~W~~	26,803	~~W~~	—	~~W~~	2,375
	KB Kookmin Card Co., Ltd		—		—		—
	KB Investment & Securities Co., Ltd.		6,186		—		98
	KB Asset Management Co., Ltd.		—		—		29
	KB Real Estate Trust Co., Ltd.		2,473		—		—
	KB Investment Co., Ltd.		659		—		—
	KB Data Systems Co., Ltd.		—		—		617
Key management			—		—		—

		~~W~~	36,121	~~W~~	—	~~W~~	3,119

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2011, are as follows:

(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	~~W~~	548,861	~~W~~	—	~~W~~	—
	KB Kookmin Card Co., Ltd		92,867		—		323
	KB Investment & Securities Co., Ltd.		1,182		—		4,365
	KB Life Insurance Co., Ltd.		190		—		—
	KB Asset Management Co., Ltd.		7,695		—		—
	KB Real Estate Trust Co., Ltd.		51,431		—		—
	KB Investment Co., Ltd.		10,092		—		50
	KB Credit Information Co., Ltd.		116		—		36
	KB Data Systems Co., Ltd.		908		—		52
Key management			—		—		—

		~~W~~	713,342	~~W~~	—	~~W~~	4,826

52

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2010, are as follows:

(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	~~W~~	798,265	~~W~~	—	~~W~~	126,176
	KB Investment & Securities Co., Ltd.		100,717		—		5,920
	KB Life Insurance Co., Ltd.		123		—		—
	KB Asset Management Co., Ltd.		5,236		—		—
	KB Real Estate Trust Co., Ltd.		51,382		—		—
	KB Investment Co., Ltd.		10,059		—		40
	KB Futures Co., Ltd.		519		—		—
	KB Credit Information Co., Ltd.		358		—		—
	KB Data Systems Co., Ltd.		107		—		533
Key management			—		—		—

		~~W~~	966,766	~~W~~	—	~~W~~	132,669

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of January 1, 2010, are as follows:

(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	~~W~~	869,692	~~W~~	—	~~W~~	179
	KB Investment & Securities Co., Ltd.		100,276		—		—
	KB Real Estate Trust Co., Ltd.		50,021		—		—
	KB Investment Co., Ltd.		20,008		—		—
	KB Data Systems Co., Ltd.		3		—		44
Key management			—		—		—

		~~W~~	1,040,000	~~W~~	—	~~W~~	223

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members). Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company and companies where the directors and their close family members have the power to influence the decision-making process.

53

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

The details of compensation to key management for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered director (executive)	~~W~~	2,775	~~W~~	186	~~W~~	—	~~W~~	1,936	~~W~~	4,897
Registered director (non-executive)		659		—		—		(48)		611
Non-registered director		2,238		307		135		646		3,326

	~~W~~	5,672	~~W~~	493	~~W~~	135	~~W~~	2,534	~~W~~	8,834

The details of compensation to key management for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered director (executive)	~~W~~	689	~~W~~	67	~~W~~	—	~~W~~	907	~~W~~	1,663
Registered director (non-executive)		190		—		—		(254)		(64)
Non-registered director		2,472		95		243		2,466		5,276

	~~W~~	3,351	~~W~~	162	~~W~~	243	~~W~~	3,119	~~W~~	6,875

27. Approval of Financial Statements

The financial statements as of and for the year ended December 31, 2011, were approved on February 9, 2012, by the Board of Directors.

28. Event after the Reporting Period

The Company established KB Savings Bank Co., Ltd. with a capital investment of ~~W~~171,526 million in January 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval for operation from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012.

29. Transition to K-IFRS

The Company’s separate financial statements as of and for the year ended December 31, 2011, have been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Company’s separate statements of financial position as of December 31, 2010, and January 1, 2010, and the separate financial statements for the year ended December 31, 2010, had been prepared in accordance with (“K-GAAP”). However, K-IFRS 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Company’s transition date to K-IFRS was January 1, 2010.

54

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Company’s separate financial statements are as follows:

(a) First time adoption of K-IFRS

Exemptions from other K-IFRS which the Company elected in accordance with K-IFRS 1101 are as follows:

Deemed cost for investments in subsidiaries and associates: The Company applies previous K-GAAP carrying amount as deemed cost as of the transition date.

(b) Significant GAAP differences between previous K-GAAP(K-GAAP) and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Investments in subsidiaries	Investments in subsidiaries are recognized in separate financial statements using the equity method.	Investments in subsidiaries are recognized in separate financial statements using the cost method.

Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

The higher amount estimated using the two methods below is used:

i) allowances for loan losses based on historical loss data

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Supervisory Regulations on Financial Holding Companies.

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate(Incurred loss basis).

Employee benefits

Retirement benefits:

Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period.

Post-employment benefit obligation: It is measured by an actuarial valuation method using the projected unit credit method.

	Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made.	Short-term employee benefit : It is recognized as an expense during the period when services are provided and benefits are earned.

55

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2011 and 2010, and January 1, 2010

29.2. The impact on the financial information of the Company as a result of adoption of K-IFRS

The impact on the Company’s assets, liabilities, equity, profit, comprehensive income, and cash flows as a result of adopting K-IFRS are as follows:

The details of adjustments to the assets, liabilities, equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
Previous K-GAAP	~~W~~	18,663,464	~~W~~	811,834	~~W~~	17,851,630

Adjustments:
Allowance for loan losses		850		—		850
Employee benefits		—		283		(283)
Deferred tax effect due to adjustments		—		(6,246)		6,246

Total adjustments		850		(5,963)		6,813

K-IFRS	~~W~~	18,664,314	~~W~~	805,871	~~W~~	17,858,443

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
Previous K-GAAP	~~W~~	18,912,545	~~W~~	966,744	~~W~~	17,945,801

Adjustments:
Investments in subsidiaries		(134,331)		—		(134,331)
Allowance for loan losses		800		—		800
Employee benefits		—		247		(247)
Deferred tax effect due to adjustments		898		(8,200)		9,098

Total adjustments		(132,633)		(7,953)		(124,680)

K-IFRS	~~W~~	18,779,912	~~W~~	958,791	~~W~~	17,821,121

(In millions of Korean won)	Profit		Total comprehensive income
Previous K-GAAP	~~W~~	88,320	~~W~~	168,977

Adjustments:
Investments in subsidiaries		(44,411)		(130,132)
Allowance for loan losses		(50)		(50)
Employee benefits		36		36
Deferred tax effect due to adjustments		(2,320)		2,744

Total adjustments		(46,745)		(127,402)

K-IFRS	~~W~~	41,575	~~W~~	41,575

Adjustment summary of cash flows

There are no significant differences on the statement of cash flows prepared in accordance with K-IFRS and K-GAAP.

56

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2011. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2011, the Company’s IACS has been designed and is operating effectively as of December 31, 2011, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2011, and we did not review management’s assessment of its IACS subsequent to December 31, 2011. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 12, 2012

57

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2011.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS standards.

February 24, 2012

Jong-Kyoo Yoon, Internal Accounting Control Officer

Yoon-Dae Euh, Chief Executive Officer

58